AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 1994.

                                                  REGISTRATION NO. 33-50679
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 AMENDMENT

                                   NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                                CRIIMI MAE INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

                MARYLAND                               52-1622022
        (STATE OF INCORPORATION)          (I.R.S. EMPLOYER IDENTIFICATION NO.)

                              11200 ROCKVILLE PIKE
                           ROCKVILLE, MARYLAND 20852
                        TELEPHONE NUMBER (301) 468-9200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               WILLIAM B. DOCKSER
                             CHAIRMAN OF THE BOARD
                              11200 ROCKVILLE PIKE
                           ROCKVILLE, MARYLAND 20852
                                 (301) 468-9200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
       MORRIS F. DEFEO, JR., ESQ.               GERALD S. BACKMAN, P.C.
    ARENT FOX KINTNER PLOTKIN & KAHN             WEIL, GOTSHAL & MANGES
     1050 CONNECTICUT AVENUE, N.W.                  767 FIFTH AVENUE
       WASHINGTON, DC 20036-5339                   NEW YORK, NY 10153

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 15, 1994

PROSPECTUS

       , 1994

                             6,000,000 SHARES

[LOGO OF CRIIMI MAE APPEARS HERE]

                                CRIIMI MAE INC.

                                  COMMON STOCK

  All of the shares of Common Stock offered hereby are being issued and sold by CRIIMI MAE Inc. The Common Stock is listed on the New York Stock Exchange under the symbol "CMM." On February 14, 1994, the reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape was $11.50 per share. See "Price Range of Common Stock and Dividends."

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------

                     PRICE             UNDERWRITING             PROCEEDS
                    TO THE            DISCOUNTS AND                TO
                    PUBLIC           COMMISSIONS (1)         CRIIMI MAE (2)
- ---------------------------------------------------------------------------
Per Share....        $                     $                      $
Total (3)....   $                   $                      $
- ---------------------------------------------------------------------------

(1) CRIIMI MAE has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting CRIIMI MAE's expenses, estimated at $600,000.

(3) CRIIMI MAE has granted to the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 900,000 additional Shares at the price to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to the public, underwriting discounts
    and commissions, and proceeds to CRIIMI MAE will be $        , $
    and $       , respectively. See "Underwriting."

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Weil, Gotshal & Manges, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about March   , 1994 at the offices
of Weil, Gotshal & Manges, New York, N.Y., against payment therefor in New York Clearing House funds.

DONALDSON, LUFKIN & JENRETTE

  SECURITIES CORPORATION

         CS FIRST BOSTON

                OPPENHEIMER & CO., INC.

                        ADVEST, INC.

                                  LEGG MASON WOOD WALKER

                                        INCORPORATED

                             AVAILABLE INFORMATION

  CRIIMI MAE Inc. ("CRIIMI MAE") and its subsidiary, CRI Liquidating REIT, Inc. ("CRI Liquidating"), are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed by CRIIMI MAE and CRI Liquidating can be inspected and copied at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and the SEC's Regional Offices at 7 World Trade Center, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy material and other information concerning CRIIMI MAE and CRI Liquidating may be inspected at The New York Stock Exchange ("NYSE"), 20 Broad Street, New York, New York 10005.

  This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by CRIIMI MAE with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement for further information with respect to CRIIMI MAE and the shares of CRIIMI MAE common stock ("Common Stock") offered hereby ("Shares").

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by CRIIMI MAE with the SEC (File No. 1-10360) are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended December 31, 1993, as filed with the SEC on February 16, 1994.

    2. Definitive Proxy Statement dated April 6, 1993.

    3. Form 8-A, as filed with the SEC on October 16, 1989.

    4. Form 8-B, as filed with the SEC on October 27, 1993.

  All documents filed by CRIIMI MAE pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference in this Prospectus from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  CRIIMI MAE will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference. Requests for such copies should be directed to: CRIIMI MAE Inc., Investor Services, The CRI Building, 11200 Rockville Pike, Rockville, Maryland 20852, or telephone (301) 468-9200 or toll-free (800) 678-1116.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise noted, all information in this Prospectus with respect to CRIIMI MAE's capital stock, including share and per share amounts, excludes Common Stock that may be issued in connection with the exercise of the over-allotment option granted to the Underwriters by CRIIMI MAE. References to CRIIMI MAE appearing in this Prospectus shall not include CRI Liquidating, unless the context otherwise requires.

                                   CRIIMI MAE

  CRIIMI MAE, an infinite-life, actively managed real estate investment trust ("REIT"), is the largest REIT specializing in government insured and guaranteed mortgage investments secured by multifamily housing complexes ("Government Insured Multifamily Mortgages") located throughout the United States. CRIIMI MAE's principal objectives are to provide stable or growing quarterly cash distributions to its stockholders while preserving and protecting its capital. CRIIMI MAE seeks to achieve these objectives by investing primarily in Government Insured Multifamily Mortgages using a combination of debt and equity financing. CRIIMI MAE believes that the current environment for acquiring Government Insured Multifamily Mortgages is favorable because of the availability of Government Insured Multifamily Mortgages and financing at attractive rates. CRIIMI MAE is attempting, through this offering, to take advantage of this environment.

  CRIIMI MAE has paid quarterly dividends of $.27 per share from its inception through 1992 and $.28 per share for each quarter in 1993. Based on a price of $11.50 per share of Common Stock (the reported last sale price of the Common Stock on the NYSE Composite Tape on February 14, 1994) and the dividend rate for the year ended December 31, 1993, CRIIMI MAE's annual dividend yield is 9.74%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity."

  CRIIMI MAE's portfolio and day-to-day operations are managed by an affiliate of C.R.I., Inc. ("CRI"), an international real estate investment firm which is currently ranked as the sixth largest real estate asset manager in the United States. In its nearly 20 years as an investor in, and manager of, debt and equity investments in multifamily properties, CRI has used its expertise to assemble one of the largest multifamily portfolios in the United States with an original cost of approximately $3.9 billion as of December 31, 1993.

  CRIIMI MAE's use of leverage carries with it the risk that the cost of its borrowings could increase relative to the return on its Government Insured Multifamily Mortgages, which could result in reduced net income or a net loss and thereby reduce the return to stockholders. CRIIMI MAE has entered into interest rate hedging agreements which partially limit the adverse effects of rising interest rates and actively reviews its asset/liability management techniques in an effort to make optimal use of its borrowing ability based on market conditions and opportunities. In certain adverse interest rate environments, including a sustained period of rising interest rates, CRIIMI MAE could be required to liquidate a portion of its assets at a loss in order to comply with certain convenants under its financing facilities. CRIIMI MAE's dividends are affected by numerous other factors, including the dividends which CRIIMI MAE receives on its shares of CRI Liquidating. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity."

  CRIIMI MAE invests primarily in two types of Government Insured Multifamily
Mortgages: loans insured by the Federal Housing Administration (the "FHA") pursuant to provisions of the National Housing Act, which are first or second liens on residential apartment, nursing home or townhouse complexes ("FHA-Insured Loans"); and mortgage-backed securities which are guaranteed by the Government National Mortgage Association ("GNMA") as to the monthly payment of the outstanding principal of, and interest on, the underlying multifamily mortgages ("GNMA Securities"). As of December 31, 1993, CRIIMI MAE owned directly 126 Government Insured Multifamily Mortgages with an amortized cost of approximately $499 million, of which 46 were FHA-Insured Loans with an amortized cost of approximately $152 million and 80 were GNMA Securities with an amortized cost of approximately $347 million. As of December 31, 1993, the weighted average coupon rate of CRIIMI MAE's Government Insured Multifamily Mortgages was approximately 8.4% and the weighted average maturity thereof was approximately 34 years. See "CRIIMI MAE--Description of Assets."

  In addition to its portfolio of Government Insured Multifamily Mortgages and other assets, CRIIMI MAE also owns approximately 57% of the issued and outstanding common stock of CRI Liquidating, a finite-life, self-liquidating REIT which owns Government Insured Multifamily Mortgages. CRI Liquidating's common stock is listed on the NYSE under the symbol "CFR". As of December 31, 1993, CRI Liquidating owned 63 Government Insured Multifamily Mortgages with an amortized cost of approximately $192 million (which were accounted for at a fair value of $243 million), 61 of which were FHA-Insured Loans with an amortized cost of approximately $187 million (which were accounted for at a fair value of $238 million) and two of which were GNMA Securities with an amortized cost of approximately $5 million (which were accounted for at a fair value of $5 million). As of December 31, 1993, the weighted average coupon rate of CRI Liquidating's Government Insured Multifamily Mortgages was approximately 7.7% and the weighted average maturity thereof was approximately 27 years. See "CRIIMI MAE--Description of Assets." On February 10, 1994, CRI Liquidating sold 12 Government Insured Multifamily Mortgages with an aggregate amortized cost of approximately $37 million, constituting approximately 20% of CRI Liquidating's portfolio as of December 31, 1993, for a financial statement gain of $11.7 million and a tax basis gain of approximately $14.7 million.

                                  THE OFFERING

Common Stock offered by CRIIMI MAE..........  6,000,000 Shares


Common Stock to be outstanding after the
 offering................................... 26,183,533 Shares


Use of proceeds.................................  Acquisition of additional
                                                  Government Insured Multifam-
                                                  ily Mortgages, the purchase
                                                  of interest rate hedging
                                                  agreements and other general
                                                  corporate purposes. See "Use
                                                  of Proceeds."

NYSE symbol.....................................  CMM

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                     YEARS ENDED DECEMBER 31,
                           --------------------------------------------------
                           1989(A)       1990     1991        1992     1993
                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
 Total income............   $42,655     $55,030  $54,318     $50,702  $56,450
 Interest expense........     1,136      22,346   25,791      24,392   28,008
 Income before mortgage
  dispositions, gain on
  sale of shares of
  subsidiary and loss on
  investment in limited
  partnership............    37,120      26,958   22,450      20,567   14,698
 Net gains from mortgage
  dispositions...........     2,958       3,794    4,048       5,733    7,358
 Net income..............    19,540      18,373    9,001(b)   16,041   15,757(c)
 Net income per share....      0.95        0.91     0.45(b)     0.79     0.78(c)
 Tax basis income........    26,987      22,276   22,037      21,626   23,015
 Tax basis income per
  share .................      1.31        1.10     1.09        1.07     1.14
 Dividends per share.....      1.49(d)     1.08     1.08        1.08     1.12
 Weighted average shares
  outstanding............    20,567      20,184   20,184      20,184   20,184
                                        AS OF DECEMBER 31,
                           --------------------------------------------------
                           1989(A)       1990     1991        1992     1993
                                          (IN THOUSANDS)
BALANCE SHEET DATA:
 Investment in mortgages
  (excludes mortgages
  held for disposition)..  $456,692    $546,448 $446,703    $448,319 $730,265(e)
 Total assets............   502,530     602,786  546,054     526,667  808,701
 Total debt..............   139,426     264,605  245,555     247,968  479,045
 Shareholders' equity....   223,472     211,195  198,397     193,109  215,289(e)

- --------

(a) All financial information of CRIIMI MAE for the periods prior to the Merger (defined below) on November 27, 1989 has been presented in a manner similar to a pooling of interests, which effectively combines the historical results of the CRIIMI Funds (defined below). The dividends and net income per share amounts for the year ended December 31, 1989 have been restated based upon the weighted average shares outstanding as if the Merger had been consummated on January 1, 1989.

(b) Includes recognition of an extraordinary loss of approximately $6.6 million ($0.33 per share) resulting from the refinancing of certain notes payable.


(c) Includes recognition of a $3.3 million ($0.16 per share) gain on the sale of shares of CRI Liquidating and a $4.9 million ($0.24 per share) expense for the termination of an interest rate swap.

(d) This amount does not include the special dividend of $2.31 per share paid to CRIIMI MAE stockholders of record on November 27, 1989.

(e) Includes net unrealized gain on mortgage investments of CRI Liquidating of approximately $29.0 million, due to the implementation of SFAS No. 115 (as described below).

                                   CRIIMI MAE

GENERAL

  CRIIMI MAE, an infinite-life, actively managed REIT, is the largest REIT specializing in Government Insured Multifamily Mortgages. CRIIMI MAE's principal objectives are to provide stable or growing quarterly cash distributions to its stockholders while preserving and protecting its capital. CRIIMI MAE seeks to achieve these objectives by investing primarily in Government Insured Multifamily Mortgages using a combination of debt and equity financing. CRIIMI MAE has paid quarterly dividends of $.27 per share from its inception through 1992 and $.28 per share for each quarter in 1993. Based on a price of $11.50 per share of Common Stock (the reported last sale price of the Common Stock on the NYSE Composite Tape on February 14, 1994) and the dividend rate for the year ended December 31, 1993, CRIIMI MAE's annual dividend yield is 9.74%. CRIIMI MAE and CRI Liquidating are Maryland corporations. The principal executive offices of CRIIMI MAE and CRI Liquidating are located at the CRI Building, 11200 Rockville Pike, Rockville, Maryland 20852, and their telephone number is (301) 468-9200.

BACKGROUND

  CRIIMI MAE and its subsidiary, CRI Liquidating, were formed in 1989 to effect the merger into CRI Liquidating (the "Merger") of three federally insured mortgage funds sponsored by CRI: CRI Insured Mortgage Investments Limited Partnership ("CRIIMI I"); CRI Insured Mortgage Investments II, Inc. ("CRIIMI II"); and CRI Insured Mortgage Investments III Limited Partnership ("CRIIMI III" and together with CRIIMI I and CRIIMI II, the "CRIIMI Funds"). The Merger was effected to provide certain potential benefits to investors in the CRIIMI Funds, including the elimination of unrelated business taxable income for certain tax-exempt investors, the diversification of investments, the reduction of general overhead and administrative costs as a percentage of assets and total income and the simplification of tax-reporting information. In the Merger, which was approved by investors in each of the CRIIMI Funds and subsequently consummated on November 27, 1989, investors in the CRIIMI Funds received, at their option, shares of CRI Liquidating common stock ("CRI Liquidating Shares") or shares of CRIIMI MAE Common Stock.

  Investors in the CRIIMI Funds that received shares of CRIIMI MAE Common Stock became stockholders in an infinite-life, actively managed REIT having the potential to increase the size of its portfolio and enhance the returns to its stockholders. CRIIMI MAE stockholders retained their economic interests in the assets of the CRIIMI Funds which were transferred to CRI Liquidating through the issuance of one CRI Liquidating Share to CRIIMI MAE for each share of CRIIMI MAE Common Stock issued to investors in the Merger. Upon the completion of the Merger, CRIIMI MAE held a total of 20,361,807 CRI Liquidating Shares, or approximately 67% of the issued and outstanding CRI Liquidating Shares. As of the date of this Prospectus, CRIIMI MAE holds a total of 17,199,307 CRI Liquidating Shares, or approximately 57% of the issued and outstanding CRI Liquidating Shares. See "--Recent Developments."

  Investors in the CRIIMI Funds that received CRI Liquidating Shares, as well as CRIIMI MAE, became stockholders in a finite-life, self-liquidating REIT the assets of which consist primarily of Government Insured Multifamily Mortgages and other assets formerly held by the CRIIMI Funds. CRI Liquidating intends to hold, manage and dispose of its mortgage investments in accordance with the objectives and policies of the CRIIMI Funds, including disposing of any remaining mortgage investments by 1997 through an orderly liquidation.

  On September 6, 1991, CRIIMI MAE, through its wholly owned subsidiary CRIIMI, Inc., acquired from Integrated Resources, Inc. all of the general partnership interests in four publicly held limited partnerships known as the American Insured Mortgage Investors Funds (the "AIM Funds"). The AIM Funds own mortgage investments which are substantially similar to those owned by CRIIMI MAE and CRI Liquidating. CRIIMI, Inc. receives the general partner's share of income, loss and distributions (which ranges among the AIM Funds from 2.9% to 4.9%) from each of the AIM Funds. In addition, CRIIMI MAE owns indirectly a limited partnership interest in the adviser to the AIM Funds, in respect of which CRIIMI MAE receives a guaranteed return each year. See Note 14 of Notes to Consolidated Financial Statements.

ASSET MANAGEMENT

  CRIIMI MAE is governed by a board of directors (the "CRIIMI MAE Board"), a majority of whom are independent directors with extensive industry related experience. The adviser to CRIIMI MAE and CRI Liquidating is CRI Insured Mortgage Associates Adviser Limited Partnership (the "Adviser"), the general partner of which is CRI and the operations of which are conducted by CRI's employees. CRIIMI MAE's executive officers are senior executive officers of CRI. The Adviser manages CRIIMI MAE's portfolio of Government Insured Multifamily Mortgages and other assets with the goal of maximizing CRIIMI MAE's value, and conducts CRIIMI MAE's day-to-day operations. See "Management." Under an Advisory Agreement between CRIIMI MAE and the Adviser, the Adviser and its affiliates receive certain fees and expense reimbursements. See Note 3 of Notes to Consolidated Financial Statements.

  CRI is an international real estate investment firm which is currently ranked as the sixth largest real estate asset manager in the United States. Established in 1974, CRI offers capital, management and investment expertise to developers, builders and both institutional and individual investors. CRI's 114 employees have been active in property acquisitions and dispositions, domestic and foreign debt and equity placements, asset and property management and leasing, structuring and sponsorship of real estate investment funds, and management of real estate investment portfolios and REITs.

  In its 20 years as an investor in, and manager of, debt and equity investments in multifamily properties, CRI has used its expertise to assemble one of the largest multifamily portfolios in the United States. As of December 31, 1993, CRI's multifamily portfolio, with an original cost of approximately $3.9 billion, consisted of investments in approximately 100,000 apartment units in approximately 720 multifamily properties located in 45 states. CRI also invests in and manages commercial property. As of December 31, 1993, CRI's commercial portfolio had an original cost of approximately $1.0 billion and included 18 hotels, with a total of over 5,000 rooms, and five commercial office buildings. Since its inception, CRI has raised over $2.4 billion of capital to support its real estate investment activities.

INVESTMENT POLICIES

  CRIIMI MAE's investment policies, which are overseen by the CRIIMI MAE Board, are intended to foster CRIIMI MAE's objectives of providing stable or growing quarterly cash distributions to its stockholders while preserving and protecting its capital. CRIIMI MAE seeks to achieve these objectives by investing primarily in Government Insured Multifamily Mortgages issued or sold pursuant to programs sponsored by the FHA and GNMA. CRIIMI MAE's sources of capital include borrowings, principal distributions received on its CRI Liquidating Shares, principal proceeds of CRIIMI MAE mortgage dispositions and proceeds from equity offerings. Beginning in early 1990, CRIIMI MAE commenced a special acquisition program to buy FHA-insured and GNMA-guaranteed construction loans. Although all periodic disbursements on such loans are FHA-insured or GNMA-guaranteed, such loans generally carry higher interest rates than permanent project loans largely because of the special expertise required to handle many aspects of these loans, such as the dispersal of funds to borrowers.

  CRIIMI MAE seeks to enhance the return to its stockholders through the use of leverage. Because CRIIMI MAE's mortgage investments are federally insured or guaranteed, CRIIMI MAE has been able to arrange secured borrowings at interest rates which the Adviser believes are attractive. These borrowings have been invested in Government Insured Multifamily Mortgages with effective rates which are higher than the interest rates payable on such borrowings. The Net Positive Spread (as defined below) created by such leverage increases the return to CRIIMI MAE stockholders. The Adviser continuously monitors CRIIMI MAE's outstanding borrowings in an effort to ensure that CRIIMI MAE is making optimal use of its borrowing ability based on market conditions and opportunities. Over the past four years, the Adviser has reduced CRIIMI MAE's effective borrowing rate through refinancings and net new financings and the Adviser continues to evaluate opportunities to further reduce CRIIMI MAE's borrowing costs.

  CRIIMI MAE expects to continue to use leverage only to the extent that (i) the proceeds therefrom will be used for investments such as CRIIMI MAE's current portfolio of Government Insured Multifamily Mortgages or other high quality assets including Other Insured Mortgages and Other Multifamily Mortgages (as defined below); (ii) the risk of adverse changes in interest rates is reduced by the use of hedging techniques such as those currently employed by CRIIMI MAE; and (iii) the Adviser believes that after investing all funds from any specific borrowing, a "Net Positive Spread" (the difference between the yield on a mortgage investment acquired with borrowings and all incremental borrowing and operating expenses on a tax basis associated with the acquisition of such mortgage investment) of at least 40 basis points will be achievable. However, CRIIMI MAE's use of leverage carries with it the risk that the cost of its borrowings could increase relative to the return on CRIIMI MAE's mortgage investments (due to (i) higher borrowing costs resulting from increased interest rates and/or the expiration or termination of hedging agreements, and/or (ii) a decrease in the yield on its mortgage investments because of turnover in the portfolio), which could result in reduced net income or a net loss and thereby reduce the return to CRIIMI MAE's stockholders.

  It is CRIIMI MAE's policy to borrow only when the Net Positive Spread on the borrowing is at least 40 basis points at inception of the borrowing. Such policy provides that if Net Positive Spreads of at least 40 basis points are not maintained, the annual and master servicing fees payable to the Adviser, which are calculated as a percentage of invested assets, will be reduced so that such fees, in basis points, equal the Net Positive Spread to investors, in basis points. As of December 31, 1992 and 1993, CRIIMI MAE had a Net Positive Spread of approximately 60 and 177 basis points, respectively, on its borrowings. With respect to approximately $300 million of new borrowings invested or committed for investment during 1993, as of December 31, 1993, CRIIMI MAE had an average Net Positive Spread of approximately 250 basis points. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity--Corporate Borrowings--Master Repurchase Agreements."

  CRIIMI MAE's secured financings require that its debt-to-equity ratio not exceed 2.5:1. As of December 31, 1993, CRIIMI MAE's debt-to-equity ratio, excluding approximately $41 million of borrowings committed for investment in mortgages, was 2.2:1 and its debt-to-equity ratio, including such borrowings, was 2.4:1. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity--Corporate Borrowings."

  CRIIMI MAE's use of leverage carries with it the risk that the cost of its borrowings could increase relative to the return on its Government Insured Multifamily Mortgages, which could result in reduced net income or a net loss and thereby reduce the return to stockholders. To partially limit the adverse effects of rising interest rates, CRIIMI MAE has entered into a series of interest rate hedging agreements in an aggregate notional amount approximately equal to all of its outstanding borrowings and commitments. To the extent CRIIMI MAE has not fully hedged its portfolio, in periods of rising interest rates CRIIMI MAE's overall borrowing costs would increase with little or no overall increase in mortgage investment income, resulting in returns to stockholders that would be lower than those available if interest rates had remained unchanged.

  Borrowings by CRIIMI MAE generally are hedged by swap, cap or collar agreements. Current interest rates are substantially lower than when CRIIMI MAE entered into $165 million of its existing interest rate hedging agreements. As a result of minimum interest rate levels associated with certain of these hedging agreements, CRIIMI MAE incurred additional interest expense of $8.1 million and $8.6 million for the years ended December 31, 1992 and 1993, respectively, of which approximately $1.3 million and $1.4 million, respectively, was attributable to the swap agreement which was terminated in December, 1993. Such existing hedging agreements expire in 1995. While there is no assurance that any new arrangements will be made, the Adviser is actively exploring alternatives to replace these hedging agreements when they expire in order to capitalize on the current low interest rate environment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity--Asset/Liability Management."

  Although CRIIMI MAE expects the overall duration of its mortgage investments to exceed ten years, CRIIMI MAE's hedging agreements range in maturity from 3 to 10 years principally because of the limited availability and high cost of instruments with maturities greater than 10 years. Thus, to the extent CRIIMI

MAE has not completely matched the duration of its existing mortgages to that of its existing hedging agreements, upon the expiration of these hedging agreements, CRIIMI MAE would be fully exposed to the adverse effects of rising interest rates. The Adviser continues to actively review asset/liability hedging techniques as CRIIMI MAE's existing hedging agreements approach their expiration dates and to monitor the duration of its hedging agreements relative to its assets.

  A reduction in long-term interest rates could increase the level of prepayments of CRIIMI MAE's Government Insured Multifamily Mortgages. CRIIMI MAE's yield on mortgage investments will be reduced to the extent CRIIMI MAE reinvests the proceeds from such prepayments in new mortgage investments with effective rates which are below the effective rates of the prepaid mortgages. CRIIMI MAE believes that declining interest rates result in increased prepayments of single family mortgages to a greater extent than mortgages on multifamily properties. This is partially due to lockouts (i.e. prepayment prohibitions), prepayment penalties or difficulties in obtaining refinancing for multifamily dwellings. Substantially all of CRIIMI MAE's and CRI Liquidating's mortgage investments are subject to prepayment penalties or prohibitions. See Appendix A to this Prospectus for information concerning lockouts and prepayment penalties applicable to CRIIMI MAE's and CRI Liquidating's mortgage investments. However, because of current low interest rates and HUD's current strategy of encouraging mortgagors to refinance high interest rate loans, CRIIMI MAE may experience increased prepayment levels as compared to prior years.

  In addition, the fluctuation of long-term interest rates may affect the value of CRIIMI MAE's Government Insured Multifamily Mortgages. Although decreases in long-term rates could increase the value of CRIIMI MAE's existing mortgage investments, increases in long-term rates could decrease the value of such investments and, in certain circumstances, require CRIIMI MAE to pledge additional collateral in connection with its borrowing facilities. This would reduce CRIIMI MAE's borrowing capacity and, in an extreme case, may force CRIIMI MAE to liquidate a portion of its assets at a loss in order to comply with certain covenants under its financing facilities.

  In addition to investing in FHA-Insured Loans and GNMA Securities, CRIIMI MAE's investment policies also permit CRIIMI MAE to invest in Government Insured Multifamily Mortgages which are not FHA-insured or GNMA-guaranteed ("Other Insured Mortgages") and in certain other mortgage investments which are not federally insured or guaranteed ("Other Multifamily Mortgages"). Pursuant to CRIIMI MAE's policy, at the time of their acquisition, Other Multifamily Mortgages must have an expected yield of at least 150 basis points (1.5%) greater than the yield on Government Insured Multifamily Mortgages which could be acquired in the then current market and must meet certain other strict underwriting guidelines. See Note 5 of Notes to Consolidated Financial Statements. The CRIIMI MAE Board has adopted a policy limiting Other Multifamily Mortgages to 20% of CRIIMI MAE's total consolidated assets. As of December 31, 1993, CRIIMI MAE had not invested or committed to invest in any Other Insured Mortgages or Other Multifamily Mortgages and CRIIMI MAE does not currently intend to invest in any Other Multifamily Mortgages for at least twelve months after the date of this Prospectus.

  CRIIMI MAE is currently exploring opportunities in connection with the sponsorship of securities offerings which involve the pooling of Other Multifamily Mortgages to further enhance potential returns to CRIIMI MAE's stockholders. Such sponsorship may also include the investment by CRIIMI MAE in the non-investment grade or unrated tranches of mortgage pools having a high current yield. As of December 31, 1993, CRIIMI MAE had not participated in the sponsorship of any such securities offerings. The Adviser does not expect that investments of this nature will exceed 5% of CRIIMI MAE's total consolidated assets for at least twelve months after the date of this Prospectus.

DESCRIPTION OF ASSETS

  CRIIMI MAE has invested primarily in Government Insured Multifamily Mortgages consisting of (i) FHA-Insured Loans and (ii) GNMA Securities. As of December 31, 1993, CRIIMI MAE owned directly 126 Government Insured Multifamily Mortgages with an amortized cost of approximately $499 million, of which 46 were FHA-Insured Loans with an amortized cost of $152 million and 80 were GNMA Securities with an amortized cost of approximately $347 million. As of December 31, 1993, the weighted average coupon rate of CRIIMI MAE's Government Insured Multifamily Mortgages was approximately 8.4% and the weighted average maturity thereof was approximately 34 years. See Appendix A to this Prospectus for a list of CRIIMI MAE's mortgage investments as of December 31, 1993. In addition, approximately $41 million of additional borrowings have been committed for investment in Government Insured Multifamily Mortgages or advances on Government Insured Construction Mortgages (defined below) as of December 31, 1993.

  The National Housing Act authorizes the U.S. Department of Housing and Urban Development ("HUD") to establish mortgage loan programs pursuant to which mortgage loans on properties are insured in whole or in part by HUD. FHA is a part of HUD and GNMA is a wholly owned corporate instrumentality of the United States within HUD. These programs insure that the outstanding principal of, and interest on, a loan, less certain specified deductions, will be paid by HUD if the borrower defaults on the loan. The National Housing Act authorizes different mortgage insurance programs based primarily upon types of real estate for which mortgage loans may be obtained, maximum loan amounts permissible, maturities of the mortgage loans, amortization schedules, rights of prepayment, coinsurance and nature of the borrower.

  All of the FHA-Insured Loans in which CRIIMI MAE invests are insured by HUD for effectively 99% of their current face value. Upon default and subsequent assignment to HUD, 90% of the face value of the mortgage is received by CRIIMI MAE within approximately 90 days of assignment and 9% of the face value of the mortgage is received upon final processing by HUD. In certain circumstances, CRIIMI MAE may receive HUD debentures rather than cash in an amount equal to 99% of the face value of such mortgage upon final processing by HUD. The GNMA Securities in which CRIIMI MAE invests are backed by FHA-Insured Loans. In the event of a default of an FHA-Insured Loan underlying a GNMA Security, the issuer or GNMA will make timely payments of principal and interest and pay 100% of the GNMA Security's principal balance to CRIIMI MAE when such mortgage is assigned to HUD and the issuer receives the insurance proceeds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction--Dispositions."

  As part of its investment strategy, CRIIMI MAE also invests in FHA-Insured Loans relating to the construction or rehabilitation of multifamily housing projects, including nursing homes and intermediate care facilities ("Government Insured Construction Mortgages"). Government Insured Construction Mortgages involve a two-tier financing process in which a short-term loan covering construction costs is converted into a permanent loan. CRIIMI MAE also becomes the holder of the permanent loan upon conversion. The construction loan is funded in HUD-approved draws based upon the progress of construction. The construction draws are GNMA-guaranteed or insured by HUD. The construction loan generally does not amortize during the construction period. Amortization begins upon conversion of the construction loan into a permanent loan, which generally occurs within a 24-month period from the initial endorsement by HUD.

  Generally, Government Insured Multifamily Mortgages which are purchased near, at or above par value ("Near Par or Premium Mortgage Investments") will result in a loss if the mortgage investment is prepaid or assigned prior to maturity because the amortized cost of the mortgage investment, including acquisition costs, is approximately the same as or slightly higher than the insured amount of the mortgage investment. As of December 31, 1993, substantially all of the mortgage investments owned directly by CRIIMI MAE consisted of Government Insured Multifamily Mortgages that are Near Par or Premium Mortgage Investments. Based on current interest rates, the Adviser does not believe that the prepayment, assignment, or sale of any of CRIIMI MAE's Government Insured Multifamily Mortgages would result in a material financial statement or tax basis gain or loss.

  CRI Liquidating's mortgage investments consist solely of Government Insured Multifamily Mortgages acquired from the CRIIMI Funds in the Merger. The CRIIMI Funds invested primarily in Government Insured Multifamily Mortgages comprising FHA-Insured Loans and GNMA Securities. As of December 31, 1993, CRI Liquidating owned 63 Government Insured Multifamily Mortgages with an amortized cost of approximately $192 million (which were accounted for at a fair value of $243 million), of which 61 were FHA-Insured Loans with an amortized cost of approximately $187 million (which were accounted for at a fair value of $238 million) and two were GNMA Securities with an amortized cost of approximately $5 million (which were accounted for at a fair value of $5 million). As of December 31, 1993, the weighted average coupon rate of CRI Liquidating's Government Insured Multifamily Mortgages was approximately 7.7% and the weighted average maturity thereof was approximately 27 years. See Appendix A to this Prospectus for a list of CRI Liquidating's mortgage investments as of December 31, 1993.

  The majority of CRI Liquidating's mortgage investments were acquired by the CRIIMI Funds at a discount to face value ("Discount Mortgage Investments") on the belief that based on economic, market, legal and other factors, such Discount Mortgage Investments might be sold for cash, prepaid as a result of a conversion to condominium housing or otherwise disposed of or refinanced in a manner requiring prepayment or permitting other profitable disposition three to twelve years after acquisition by the CRIIMI Funds. Based on current interest rates, the Adviser expects that (i) the disposition of most of CRI Liquidating's Government Insured Multifamily Mortgages will result in a gain on a financial statement basis, and (ii) the disposition of any of CRI Liquidating's Government Insured Multifamily Mortgages will not result in a material loss on a financial statement basis and will result in a gain on a tax basis.

  CRI Liquidating's business plan calls for an orderly liquidation of approximately 25% of its December 31, 1993 portfolio balance per year through 1997. On February 10, 1994, CRI Liquidating sold 12 Government Insured Multifamily Mortgages with an amortized cost of approximately $37 million, representing approximately 20% of its December 31, 1993 portfolio balance, for a financial statement gain of approximately $11.7 million and a tax basis gain of approximately $14.7 million.

RECENT DEVELOPMENTS

  Pursuant to a Registration Rights Agreement dated November 28, 1989 between CRIIMI MAE and CRI Liquidating, CRIIMI MAE sold 3,162,500 of its CRI Liquidating Shares in an underwritten public offering which was consummated in November 1993. As a result of such sale, CRIIMI MAE holds a total of 17,199,307 CRI Liquidating Shares, or approximately 57% of CRI Liquidating's issued and outstanding common stock. CRIIMI MAE used approximately $4.9 million of the approximately $26.5 million in net proceeds to terminate a 9.23% interest rate swap agreement on $25 million of CRIIMI MAE's existing indebtedness and used the remaining net proceeds to purchase Government Insured Multifamily Mortgages.

  On March 22, 1990, a complaint was filed on behalf of a class comprised of certain limited partners of CRIIMI III and shareholders of CRIIMI II (the "Plaintiffs"), in the Circuit Court for Montgomery County, Maryland against CRIIMI MAE, CRI Liquidating, CRIIMI I and its general partner, CRIIMI II, CRIIMI III and its general partner, CRI, and Messrs. William B. Dockser, H. William Willoughby and Martin C. Schwartzberg (the "Defendants"). On November 18, 1993, the Court entered an order granting final approval of a settlement agreement between the Plaintiffs and the Defendants pursuant to which CRIIMI MAE will issue to class members, including certain former limited partners of CRIIMI I, up to 2.5 million warrants, exercisable for 18 months after issuance, to purchase shares of CRIIMI MAE Common Stock at an exercise price of $13.17 per share. In addition, the settlement included a payment of $1.4 million for settlement administration costs and Plaintiff's attorneys' fees and expenses. Insurance provided $1.2 million of the $1.4 million cash payment, with the balance paid by CRIIMI MAE. CRIIMI MAE accrued a total provision of $1.5 million for the uninsured portion of the cash settlement paid by CRIIMI MAE and for the estimated value of the warrants that are expected to be issued as part of the settlement. The number of warrants to be issued is dependent on the number of class members who submit a proof of claim within 60 days of January 14, 1994 (the date the proof of claim was mailed by CRIIMI MAE). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Events."

                                USE OF PROCEEDS

  The net proceeds from the sale of the Shares offered hereby are estimated to be approximately $64.3 million (based upon a public offering price of $11.50 per share, the reported last sale price of the Common Stock on the NYSE Composite Tape on February 14, 1994) (approximately $74 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and estimated offering expenses. Although no specific investments have as yet been selected, CRIIMI MAE intends to use such proceeds primarily for the acquisition of Government Insured Multifamily Mortgages, the purchase of interest rate hedging agreements and for other general corporate purposes, including, without limitation, working capital. Pending such use, the net proceeds may be invested temporarily in high quality short-term instruments, including certificates of deposit and government or investment grade corporate securities. It is not expected that any of the proceeds will be used to repay indebtedness of CRIIMI MAE.

  CRIIMI MAE believes that the current environment for acquiring Government Insured Multifamily Mortgages is favorable because of the availability of Government Insured Multifamily Mortgages and financing at attractive rates. CRIIMI MAE is attempting, through this offering, to take advantage of this environment. In addition, CRIIMI MAE believes that the increase in its shareholders' equity resulting from the consummation of this offering will expand CRIIMI MAE's borrowing capacity.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is traded on the NYSE under the symbol CMM. The table below sets forth the high and the low closing sales price per share of the Common Stock as reported on the NYSE Composite Tape and the amount of cash dividends paid per share of Common Stock during the periods indicated. The reported last sale price of the Common Stock on the NYSE Composite Tape on February 14, 1994 was $11.50 per share. As of December 31, 1993, there were approximately 23,000 holders of record of Common Stock.

                                                         PRICE RANGE
                                                       OF COMMON STOCK DIVIDENDS
                                                       --------------- PAID PER
                                                        HIGH     LOW     SHARE
Year Ended December 31, 1992:
  1st Quarter......................................... $ 9 1/2 $ 8 7/8   $0.27
  2nd Quarter.........................................   9 1/2   8 3/4    0.27
  3rd Quarter.........................................   9 7/8   9 3/8    0.27
  4th Quarter.........................................    10     9 1/4    0.27
Year Ended December 31, 1993:
  1st Quarter......................................... $11 1/4 $ 9 7/8   $0.28
  2nd Quarter.........................................  11 5/8  10 3/4    0.28
  3rd Quarter.........................................  12 3/8  11 1/4    0.28
  4th Quarter......................................... 12 5/8     11      0.28
Year Ending December 31, 1994:
  1st Quarter (through February 14, 1994)............. 11 7/8   10 7/8      --

  CRIIMI MAE's policy is to pay dividends aggregating annually at least 95% of its ordinary taxable income. Historically, CRIIMI MAE has paid out approximately 100% of its tax basis income as dividends to stockholders. CRIIMI MAE's policy complies with the current distribution provisions of federal income tax laws applicable to REITs and, assuming compliance with other requirements, income so distributed is not taxable to CRIIMI MAE under such laws. See "Certain United States Tax Considerations."

  The declaration of dividends is discretionary with the CRIIMI MAE Board and depends upon CRIIMI MAE's distributable funds, financial requirements, tax considerations and other factors. A portion of the dividends paid by CRIIMI MAE consists of distributions that CRIIMI MAE receives on its CRI Liquidating Shares, which distributions are expected to terminate in 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity--Dividends." Subject to declaration by the CRIIMI MAE Board, CRIIMI MAE expects to pay a dividend for the quarter ending March 31, 1994 to stockholders of record as of March 18, 1994.

  The following table indicates the composition of dividends per share for federal income tax purposes for the periods indicated:

                                                  YEARS ENDED DECEMBER 31,
                                                --------------------------------
                                                1989     1990  1991  1992  1993
Composition of dividends per share for federal
 income tax purposes:
 Ordinary income..............................  $ .93    $ .82 $ .67 $ .75 $ .91
 Capital gains(a).............................    .02      .26   .41   .33   .21
 Non-taxable dividend.........................    .54      --    --    --    --
                                                -----    ----- ----- ----- -----
 Total........................................  $1.49(b) $1.08 $1.08 $1.08 $1.12
                                                =====    ===== ===== ===== =====

- --------

(a) Capital gains from mortgage dispositions in 1990 were considered to be short-term because the dispositions occurred within six months of the Merger. Therefore, for tax purposes, these capital gains were treated the same as ordinary income. All other capital gains shown are long-term capital gains.

(b) This amount does not include the special dividend of $2.31 per share paid to CRIIMI MAE stockholders of record on November 27, 1989.

  The difference between financial statement and tax basis income results primarily from the difference between the amortized cost and tax basis of CRI Liquidating's assets. In the Merger, most of CRI Liquidating's assets were written down on a tax basis but remained at historic cost for financial statement purposes. Therefore, the disposition of most of CRI Liquidating's mortgage investments results in a larger gain for tax purposes than for financial statement purposes. Other differences relate to differences in the treatment of deferred financing costs and partnership investments on a financial statement versus tax basis. See Note 8 of Notes to Consolidated Financial Statements.

                                CAPITALIZATION

  The following table sets forth CRIIMI MAE's short-term debt and capitalization as of December 31, 1993, and as adjusted to give effect to this offering and the application of the net proceeds therefrom (estimated to be approximately $64.3 million based upon an assumed public offering price of $11.50 per share, the reported last sale price of the Common Stock on the NYSE Composite Tape on February 14, 1994). See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                             AS OF DECEMBER
                                                                31, 1993
                                                            ------------------
                                                             (IN THOUSANDS)
                                                                         AS
                                                             ACTUAL   ADJUSTED
Short-term debt............................................ $ 95,306  $ 95,306
                                                            --------  --------
Long-term debt............................................. $383,739  $383,739
                                                            --------  --------
Shareholders' equity:
  Preferred stock, par value $.01 per share; 25,000,000
   shares authorized; no shares issued or outstanding......      --        --
  Common stock, par value $.01 per share; 60,000,000 shares
   authorized;
   actual--21,184,807 shares issued, 20,183,533 shares out-
   standing;
   as adjusted--27,184,807 shares issued, 26,183,533 shares
   outstanding(a)..........................................      212       272
  Additional paid-in-capital...............................  195,561   259,761
  Net unrealized gains on mortgage investments of subsidi-
   ary.....................................................   29,028    29,028
  Treasury stock, at cost, 1,001,274 shares................   (9,512)   (9,512)
                                                            --------  --------
    Total shareholders' equity(b)..........................  215,289   279,549
                                                            --------  --------
Total capitalization....................................... $694,334  $758,594
                                                            ========  ========

- --------

(a) Excludes warrants to purchase up to 2,500,000 shares of Common Stock at an exercise price of $13.17 per share, exercisable for a period of 18 months from their issuance date, which CRIIMI MAE may issue in connection with the settlement of certain litigation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Events."


(b) If the Underwriters' over-allotment option is exercised in full, total shareholders' equity, as adjusted, will be approximately $289.3 million.

                   SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data of CRIIMI MAE. The selected consolidated financial data as of December 31, 1992 and 1993 and for the three years ended December 31, 1993 were derived from the audited consolidated financial statements of CRIIMI MAE contained herein. The consolidated statements of income data for the years ended December 31, 1989 and 1990 and the consolidated balance sheet data as of December 31, 1989, 1990 and 1991 were derived from audited financial statements not included in this Prospectus. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                     YEARS ENDED DECEMBER 31,
                           ----------------------------------------------------
                           1989(A)       1990      1991        1992      1993
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
 INCOME:
 Mortgage investment
  income................   $ 40,008    $ 50,039  $ 49,323    $ 45,931  $ 50,270
 Other income...........      2,647       4,991     4,995       4,771     6,180
                           --------    --------  --------    --------  --------
  Total income..........     42,655      55,030    54,318      50,702    56,450
 EXPENSES:
 Interest expense.......      1,136      22,346    25,791      24,392    28,008
 Termination of interest
  rate swap.............        --          --        --          --      4,890
 Other operating
  expenses..............      2,560       3,182     3,752       3,505     4,639
 Fees to related party..      1,839       2,544     2,325       2,238     2,715
 Provision for
  settlement of
  litigation............        --          --        --          --      1,500
                           --------    --------  --------    --------  --------
  Total expenses........      5,535      28,072    31,868      30,135    41,752
                           --------    --------  --------    --------  --------
 Income before mortgage
  dispositions, gain on
  sale of shares of
  subsidiary, loss on
  investment in limited
  partnership,
  nonrecurring merger
  costs and minority
  interests.............     37,120      26,958    22,450      20,567    14,698
 Net gains from mortgage
  dispositions..........      2,958       3,794     4,048       5,733     7,358
 Gain on sale of shares
  of subsidiary.........        --          --        --          --      3,281
 Loss on investment in
  limited partnership...        --          --        --         (732)      --
 Non-recurring merger
  costs.................     (9,561)        --        --          --        --
 Minority interests.....    (10,977)    (12,379)  (10,855)     (9,527)   (9,580)
                           --------    --------  --------    --------  --------
 Income before
  extraordinary loss....     19,540      18,373    15,643      16,041    15,757
 Extraordinary loss from
  extinguishment of
  debt..................        --          --     (6,642)        --        --
                           --------    --------  --------    --------  --------
 Net income.............   $ 19,540    $ 18,373  $  9,001(b) $ 16,041  $ 15,757
                           ========    ========  ========    ========  ========
 Net income per share...   $   0.95    $   0.91  $   0.45(b) $   0.79  $   0.78
                           ========    ========  ========    ========  ========
 Weighted average shares
  outstanding...........     20,567      20,184    20,184      20,184    20,184
 Tax basis income.......   $ 26,987    $ 22,276  $ 22,037    $ 21,626  $ 23,015
 Tax basis income per
  share.................       1.31        1.10      1.09        1.07      1.14
 Dividends per share....       1.49(c)     1.08      1.08        1.08      1.12
                                        AS OF DECEMBER 31,
                           ----------------------------------------------------
                             1989        1990      1991        1992      1993
                                          (IN THOUSANDS)
BALANCE SHEET DATA:
 Investment in mortgages
  (excludes mortgages
  held for disposition).   $456,692    $546,448  $446,703    $448,319  $730,265(d)
 Total assets...........    502,530     602,786   546,054     526,667   808,701
 Total debt.............    139,426     264,605   245,555     247,968   479,045
 Shareholders' equity...    223,472     211,195   198,397     193,109   215,289(d)

- -------

(a) All financial information of CRIIMI MAE for the periods prior to the Merger on November 27, 1989 has been presented in a manner similar to a pooling of interests, which effectively combines the historical results of the CRIIMI Funds. The dividends and net income per share amounts for the year ended December 31, 1989 have been restated based upon the weighted average shares outstanding as if the Merger had been consummated on January 1, 1989.

(b) Includes recognition of an extraordinary loss of approximately $6.6 million ($0.33 per share) resulting from the refinancing of certain notes payable.

(c) This amount does not include the special dividend of $2.31 per share paid to CRIIMI MAE stockholders of record on November 27, 1989.

(d) Includes net unrealized gain on mortgage investments of CRI Liquidating of approximately $29.0 million, due to the implementation of SFAS No. 115.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  The following discussion has been derived from the Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in CRIIMI MAE's Annual Report on Form 10-K for the year ended December 31, 1993. The discussion should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Information concerning CRIIMI MAE set forth in this section is presented on a consolidated basis, unless the context requires otherwise.

 ACQUISITIONS

  During 1993, CRIIMI MAE directly acquired 61 Government Insured Multifamily Mortgages with an aggregate purchase price of approximately $284 million at purchase prices ranging from $0.5 million to $30.8 million, with a weighted average effective interest rate of approximately 7.56% and a weighted average remaining term of approximately 33.4 years. In addition, during 1993, CRIIMI MAE funded advances of approximately $29 million on Government Insured Construction Mortgages with a weighted average effective interest rate of approximately 8.73%. As of December 31, 1993, CRIIMI MAE had committed to acquire additional Government Insured Multifamily Mortgages and make additional advances on and/or acquire Government Insured Construction Mortgages, totalling approximately $41 million.

  During 1993, CRIIMI MAE and, during each of 1992 and 1993, CRI Liquidating entered into transactions in which mortgaged-backed and other government agency securities were purchased. These transactions provided CRIIMI MAE with above average returns compared to its other short-term investments while maintaining the high quality of its assets and assisted in maintaining CRI Liquidating's REIT status. Some of these purchases were financed with borrowings which were nonrecourse and fully secured with the purchased mortgaged-backed and other government agency securities. As of December 31 , 1993, CRIIMI MAE and as of December 31, 1992 and 1993, CRI Liquidating had disposed of the mortgaged-backed and other government agency securities acquired in such year and repaid the related debt.

 DISPOSITIONS

  Dispositions result from prepayments of, defaults on and sales of Government Insured Multifamily Mortgages. Decreases in market interest rates could result in the prepayment of certain mortgage investments. CRIIMI MAE believes, however, that declining interest rates result in increased prepayments of single-family mortgages to a greater extent than mortgages on multifamily properties. This is partially due to lockouts (i.e. prepayment prohibitions), prepayment penalties or difficulties in obtaining refinancing for multifamily dwellings. See Appendix A to this Prospectus for information concerning lockouts and prepayment penalties applicable to CRIIMI MAE's and CRI Liquidating's mortgage investments. However, because of current low interest rates and HUD's current strategy of encouraging mortgagors to refinance high interest rate loans, CRIIMI MAE may experience increased prepayment levels as compared to prior years.

  Decreases in occupancy levels, rental rates or value of any property underlying a mortgage investment may result in the mortgagor being unable or unwilling to make required payments on the mortgage and thereby defaulting. The proceeds from the assignment (following a default) or prepayment of a Discount Mortgage Investment are expected to exceed the amortized cost of the investment. The proceeds from the assignment or prepayment of a Near Par or Premium Mortgage Investment may be slightly less than, the same as, or slightly more than, the amortized cost of the investment. The proceeds from the sale of any mortgage investment, whether a Discount Mortgage Investment or a Near Par or Premium Mortgage Investment, may be less than, the same as, or more than the amortized cost of the investment depending on interest rates at the time of sale.

  On an amortized cost and tax basis, substantially all of CRIIMI MAE's mortgages are Near Par or Premium Mortgage Investments. Therefore, the proceeds from a default or prepayment of any of CRIIMI MAE's mortgage investments are expected to be slightly less than, the same as, or slightly more than the amortized cost and tax basis of such mortgages.

  On an amortized cost basis, as of December 31, 1993, approximately 91% of CRI Liquidating's mortgages were Discount Mortgage Investments and approximately 9% were Near Par or Premium Mortgage Investments. On a tax basis, all of CRI Liquidating's mortgages were Discount Mortgage Investments. Therefore, whether by default or prepayment, the proceeds from the disposition of CRI Liquidating's mortgage investments would, for a majority of such mortgages, be expected to exceed the tax basis of such mortgages. However, on an amortized cost basis, the proceeds from a default on, or prepayment of, CRI Liquidating's Near Par or Premium Mortgage Investments would be expected to be slightly less than, the same as, or slightly more than the amortized cost.


  While it is not expected that CRIIMI MAE will sell any of its mortgage investments, CRI Liquidating's business plan calls for an orderly liquidation of approximately 25% of its December 31, 1993 portfolio balance per year through 1997. Therefore, to the extent mortgage investments are not otherwise disposed of, CRI Liquidating intends to sell such portion of its portfolio as is necessary to effect its liquidation plan.

  The following table sets forth certain information concerning dispositions of Government Insured Multifamily Mortgages by CRIIMI MAE and CRI Liquidating for the past five years:

                                                             NET GAIN/(LOSS)
                                                             RECOGNIZED FOR  NET GAIN/(LOSS)
                                TYPE OF DISPOSITIONS            FINANCIAL      RECOGNIZED
                         -----------------------------------    STATEMENT        FOR TAX
YEAR                     ASSIGNMENT(1) SALE PREPAYMENT TOTAL    PURPOSES       PURPOSES(3)
1989--CRI Liquidating...        5        1       1        7    $ 2,957,598     $ 2,977,188
CRIIMI MAE..............       --       --      --       --            --              --
1990--CRI Liquidating...        6       --      --        6      3,853,503       8,005,092
CRIIMI MAE..............        2       --      --        2        (59,338)        (59,338)
1991--CRI Liquidating...        8       19      --       27      4,481,534      12,706,737
CRIIMI MAE..............        5        1      --        6       (433,648)       (310,089)
1992--CRI Liquidating...        3       --      --        3      6,097,102      11,202,237
CRIIMI MAE..............        4       --      --        4       (363,957)       (118,498)
1993--CRI Liquidating...        2        5       3       10      8,089,840      14,938,128
CRIIMI MAE..............        2       --       5        7       (732,095)       (650,339)
                              ---      ---     ---      ---    -----------     -----------
                               37(2)    26       9       72    $23,890,539     $48,691,118
                              ===      ===     ===      ===    ===========     ===========

- --------

(1) CRIIMI MAE or CRI Liquidating may elect to receive insurance benefits in the form of cash when a Government Insured Multifamily Mortgage defaults. In that event, 90% of the face value of the mortgage generally is received within approximately 90 days of assignment of the mortgage to HUD and 9% of the face value of the mortgage is received upon final processing by HUD which may not occur in the same year as assignment. If CRIIMI MAE or CRI Liquidating elects to receive insurance benefits in the form of HUD debentures, 99% of the face value of the mortgage is received upon final processing by HUD. Gains from dispositions are recognized upon receipt of funds or HUD debentures and losses generally are recognized at the time of assignment.

(2) Eight of the 37 assignments were sales of Government Insured Multifamily Mortgages then in default and resulted in the CRIIMI Funds, CRI Liquidating or CRIIMI MAE receiving near or above face value.

(3) In connection with the Merger, CRI Liquidating recorded its investment in mortgages at the lower of cost or fair value, which resulted in an overall net write down for tax purposes. For financial statement purposes, carryover basis of accounting was used. Therefore, since the Merger, the net gain for tax purposes was greater than the net gain recognized for financial statement purposes. As a REIT, dividends to stockholders are based on tax basis income.

RESULTS OF OPERATIONS

 1993 VERSUS 1992

  CRIIMI MAE earned approximately $23.0 million in tax basis income for 1993, a 6.4% increase from approximately $21.6 million for 1992. On a per share basis, tax basis income for 1993 increased to approximately $1.14 per share from approximately $1.07 per share for 1992.

  Net income for financial statement purposes was approximately $15.8 million for 1993, a 1.8% decrease from approximately $16.0 million for 1992. On a per share basis, financial statement net income for 1993 decreased to approximately $0.78 per share from $0.79 per share for 1992.

  Mortgage investment income increased $4.4 million or 9.4% to $50.3 million for 1993 from $45.9 million for 1992. This increase was due principally to an increase in mortgage investments, net of dispositions, resulting from acquisitions and advances on Government Insured Construction Mortgages during 1993 which were funded principally by proceeds from the Master Repurchase Agreements.

  Other income increased $1.4 million or 30.0% to $6.2 million for 1993 from $4.8 million for 1992. This increase was attributable primarily to approximately $175 million in other short-term investments acquired by CRIIMI MAE and CRI Liquidating during 1993, all of which were disposed of by December 31, 1993 as compared to approximately $67 million in other short-term investments acquired by CRI Liquidating during 1992, all of which were disposed of by December 31, 1992.

  Total income increased $5.8 million or 11.3% to $56.5 million for 1993 from $50.7 million for 1992. This increase was primarily due to the growth in mortgage investment income and other income during 1993.

  Interest expense increased $3.6 million or 14.8% to $28.0 million for 1993 from $24.4 million for 1992. This increase was principally a result of greater amounts borrowed during 1993 under the Master Repurchase Agreements entered into in April 1993 which provided financing of $350 million, of which approximately $331.7 million was outstanding as of December 31, 1993. This increase was partially offset by a reduction in interest rates on CRIIMI MAE's borrowings for 1993 as compared to 1992.

  In December 1993, CRIIMI MAE paid approximately $4.9 million to Canadian Imperial Bank of Commerce ("CIBC") to terminate an interest rate swap entered into on February 8, 1990 with a notional amount of $25 million and a fixed rate of 9.23%. The termination of this swap was effective December 1, 1993.

  Other operating expenses increased $1.1 million or 32.4% to $4.6 million in 1993 from $3.5 million in 1992. This increase was attributable primarily to legal fees incurred in connection with certain litigation as described below in "--Other Events." Also contributing to the increase in other operating expenses was an increase in general and administrative expenses due primarily to increased mortgage acquisition and disposition activities, the increase in costs to produce CRIIMI MAE's 1992 Annual Report to Shareholders due to its increased size and mailing costs, and the recognition of costs incurred in connection with CRIIMI MAE's reincorporation as a Maryland corporation which was effective in July 1993.

  Fees to related party are comprised of annual fees and incentive fees paid to the Adviser. The Adviser receives annual fees for managing the portfolios of CRIIMI MAE and CRI Liquidating. These fees include a base component equal to a percentage of average invested assets. In addition, fees paid to the Adviser by CRI Liquidating may include a performance based component that is referred to as the deferred component. The deferred component, which is also calculated as a percentage of average invested assets, is computed each quarter but paid (and expensed) only upon meeting certain cumulative performance goals. If these goals are not met, the deferred component accumulates, and may be paid in the future if cumulative goals are met. In addition, certain incentive fees are paid by CRIIMI MAE and CRI Liquidating on a current basis if certain performance goals are met.

  Fees to related party increased $0.5 million or 21.3% to $2.7 million for 1993 from $2.2 million for 1992. This increase was due primarily to an increase in annual fees and incentive fees during 1993, as discussed below. Annual fees increased $0.4 million or 20.6% to $2.5 million for 1993 from $2.1 million for 1992. This increase was primarily due to increased CRIIMI MAE mortgage assets, including advances on

Government Insured Construction Mortgages. Also contributing to the increase for 1993 was the payment by CRI Liquidating in 1993, of the deferred component of the annual fee due to specific performance goals being met, which included the payment of the deferred component for the second half of 1992. Partially offsetting the increase in annual fees for 1993 was a reduction in the mortgage base, which is a component used in determining the annual fees payable by CRI Liquidating. The mortgage base has been decreasing as CRI Liquidating effects its business plan to liquidate by 1997.

  The CRIIMI MAE incentive fee is equal to 25% of the amount by which net income from additional mortgage investments exceeds the annual target return on equity and is payable quarterly, subject to year-end adjustment. The incentive fee increased approximately $50,000 or 30.6% to $0.2 million for 1993 from $0.2 million for 1992. This increase was primarily attributable to the fact that CRIIMI MAE's net income from additional mortgage investments exceeded the annual target return on equity during both the second and third quarters of 1993; accordingly, an incentive fee was paid during those quarters. This compares to 1992 when CRIIMI MAE's net income from additional mortgage investments exceeded the annual target return on equity only in the third quarter.

  During 1993, CRIIMI MAE recorded a provision of $1.5 million, including $0.25 million paid in cash, in connection with the settlement of the litigation described below in "--Other Events."

  Total expenses increased $11.7 million or 38.6% to $41.8 million for 1993 from $30.1 million for 1992. This increase was principally due to costs incurred to terminate an interest rate swap, an increase in interest expense and the recognition of a provision for settlement of litigation. See "--Other Events."

   Net gains on mortgage dispositions increased $1.7 million or 28.3% to $7.4 million in 1993 from $5.7 million in 1992. Gains or losses on mortgage dispositions are based on the number, carrying amounts, and proceeds of mortgage investments disposed of during the period. Gains on mortgage dispositions increased $2.0 million or 32.7% to $8.1 million in 1993 from $6.1 million in 1992. This increase was primarily due to the disposition of 17 mortgages during 1993, 11 of which resulted in gains. This compares to the disposition of seven mortgages during 1992, three of which resulted in gains. Losses on mortgage dispositions increased $0.4 million or 98.4% to $0.8 million in 1993 from $0.4 million in 1992 due to the loss of $0.5 million recognized in March 1993 as a result of the prepayment of the mortgage on Owings Manor Apartments.

  In November 1993, CRIIMI MAE recognized a financial statement gain of approximately $3.3 million and a tax basis gain of approximately $4.9 million in connection with the sale of 3,162,500 CRI Liquidating Shares held by CRIIMI MAE. See "--Other Events."

 1992 VERSUS 1991

  CRIIMI MAE earned approximately $21.6 million in tax basis income for 1992, a 1.9% decrease from approximately $22.0 million for 1991. On a per share basis, tax basis income for 1992 decreased to approximately $1.07 per share from approximately $1.09 per share for 1991.

  Net income for financial statement purposes was approximately $16.0 million for 1992, a 78.2% increase from approximately $9.0 million for 1991. On a per share basis, financial statement net income for 1992 increased to approximately $0.79 per share from $0.45 per share for 1991.

  Mortgage investment income decreased $3.4 million or 6.9% to $45.9 million for 1992 from $49.3 million for 1991. This decrease was due principally to the mortgage dispositions during 1992 and 1991.

  Other income decreased $.2 million or 4.5% to $4.8 million for 1992 from $5.0 million for 1991. This decrease was primarily attributable to lower interest rates available for short-term investments during 1992 and the elimination on December 31, 1991, of the debt service reserve for certain notes payable, which reserve was previously invested in short-term investments. Partially offsetting this decrease was the interest earned on other short-term investments purchased by CRI Liquidating in April, July and August 1992, net of monthly option fees. In addition, this decrease in income was partially offset by an increase in income from investments in the AIM Funds and the related advisory partnership which were acquired in September 1991.

  Total income decreased $3.6 million or 6.7% to $50.7 million for 1992 from $54.3 million for 1991. This decrease was primarily due to a reduction in mortgage investment income and partially offset by an increase in other income during 1992.

  Interest expense decreased $1.4 million or 5.4% to $24.4 million for 1992 from $25.8 million for 1991. This decrease was principally a result of a reduction in both the amount of long-term debt outstanding and the interest rate thereon resulting from the refinancing on December 31, 1991 of notes payable. This decrease in interest expense on long-term debt was partially offset by an increase in interest paid or accrued on borrowings under CRIIMI MAE's Commercial Paper Facility (as defined below) as greater amounts were borrowed during 1992 and an increase in interest expense attributable to the seller financing of 99% of the purchase price of certain other short-term investments purchased by CRI Liquidating in July and August 1992.

  Other operating expenses decreased $.3 million or 6.6% to $3.5 million in 1992 from $3.8 million in 1991. This decrease was attributable primarily to a decrease in the amortization of deferred costs resulting from the mortgage dispositions and the related reduction in the amount of capitalized deferred costs which occurred during 1992 and 1991.

  Fees to related party decreased $87,000 or 3.7% to $2.2 million in 1992 from $2.3 million in 1991. This decrease was due primarily to the reduction of CRI Liquidating's portfolio as a result of mortgage dispositions. Also contributing to this decrease was a reduction in the deferred component of the Adviser's annual fee paid in 1992 as a result of certain performance goals that were met for only two quarters in 1992 compared to all quarters in 1991. Partially offsetting this decrease was an increase in the annual base component resulting from CRIIMI MAE mortgage acquisitions.

  Net gains on mortgage dispositions increased $1.7 million or 41.6% to $5.7 million in 1992 from $4.0 million in 1991. This increase was principally due to the disposition, in 1992, of CRI Liquidating's investment in a mortgage which resulted in the recognition of a gain in 1992 totalling approximately $5.9 million. This compares to the disposition of 13 Government Insured Multifamily Mortgages during 1991 which resulted in gains totalling approximately $5.2 million.

  CRI Liquidating's Government Insured Multifamily Mortgages have a different tax basis than book basis because the Merger, while a taxable event, was treated in a manner similar to a pooling of interests for financial accounting purposes. Although some of the mortgage dispositions during 1992 resulted in a loss for financial statement purposes, the combined dispositions resulted in a net tax basis gain totalling approximately $11.1 million.

  During 1992, two properties in which CRI Liquidating holds a participating equity interest ("Participations") experienced operating results insufficient to pay debt service and the annual return on such participations. CRI Liquidating recognized a loss of approximately $0.7 million with respect to the write-off of one of these Participations.

  In addition to the items discussed above, net income for 1992 increased from 1991 due, in part, to the recognition of an extraordinary loss of approximately $6.6 million in 1991 resulting from the refinancing of certain notes payable. All other costs associated with the refinancing have been included in deferred financing fees on the balance sheet and are being amortized on the effective interest method over the life of the refinancing. However, for tax purposes these deferred financing fees as well as the extraordinary loss have been capitalized and are being amortized over the term of the refinancing.

LIQUIDITY

  CRIIMI MAE and CRI Liquidating closely monitor their cash flow and liquidity positions in an effort to ensure that sufficient cash is available for operations and debt service requirements and to continue to qualify as REITs. CRIIMI MAE and CRI Liquidating's cash receipts, which have been derived from scheduled payments of outstanding principal of and interest on, and proceeds from dispositions of, mortgage investments held by CRIIMI MAE and CRI Liquidating, plus cash receipts from interest on temporary investments, borrowings, cash received from CRIIMI MAE's interests in the AIM Funds and advisory partnership, and cash received from CRI Liquidating's Participations, were sufficient for the years 1991, 1992 and 1993 to meet operating, investing and financing cash requirements. It is anticipated that cash receipts will be sufficient in future years to meet similar cash requirements. Cash flow was also sufficient to provide for the payment of dividends to stockholders. As of December 31, 1993, there were no significant commitments for capital expenditures; however, as of such date, CRIIMI MAE had committed to fund additional Government Insured Construction Mortgages and acquire additional Government Insured Multifamily Mortgages totaling approximately $41.0 million.

 DIVIDENDS

  During 1993, CRIIMI MAE increased its quarterly dividend to $0.28 per share. Dividends totaled $1.12 per share for 1993. During the twelve consecutive quarters before 1993, CRIIMI MAE paid dividends of $0.27 per share. CRIIMI MAE's objective is to pay a stable quarterly dividend and to increase the tax basis income over time, and thereby increase the quarterly dividend. Although CRIIMI MAE's mortgage investments yield a fixed monthly mortgage payment once purchased, the cash dividends paid by CRIIMI MAE and by CRI Liquidating will vary during each year due to several factors. The factors which impact CRIIMI MAE's dividend include (i) the distributions which CRIIMI MAE receives on its CRI Liquidating Shares, (ii) the Net Positive Spreads on borrowings under CRIIMI MAE's financing facilities, (iii) the fluctuating yields on short-term debt and the rate at which CRIIMI MAE's commercial paper rate based and London Interbank Offered Rate ("LIBOR") based debt is priced, (iv) the fluctuating yields in the short-term money market where the monthly mortgage payments received are temporarily invested prior to the payment of quarterly dividends,
(v) the yield at which principal from scheduled monthly mortgage payments, mortgage dispositions and distributions from the AIM Funds and from CRI Liquidating can be reinvested, (vi) variations in the cash flow received from the AIM Funds, and (vii) changes in operating expenses. Additionally, mortgage dispositions may increase the return to the stockholders for a period, although neither the timing nor the amount can be predicted.

  The factors which impact CRI Liquidating's dividend include (i) yields on CRI Liquidating's mortgage investments, (ii) the reduction in the asset base and monthly mortgage payments due to monthly mortgage payments received or mortgage dispositions, (iii) the fluctuating yields in the short-term money market where monthly mortgage payments received are temporarily invested prior to the payment of quarterly dividends, (iv) changes in operating expenses and
(v) variations in the cash flow received from the Participations.

 ASSET/LIABILITY MANAGEMENT

  CRIIMI MAE seeks to enhance the return to its stockholders through the use of leverage. Nevertheless, CRIIMI MAE's use of leverage carries with it the risk that the cost of borrowings could increase relative to the return on its mortgage investments, which could result in reduced net income or a net loss and thereby reduce the return to stockholders. A key objective of asset/liability management is to reduce interest rate risk. The Adviser continuously monitors CRIIMI MAE's outstanding borrowings in an effort to ensure that CRIIMI MAE is making optimal use of its borrowing ability based on market conditions and opportunities. Over the past four years, the Adviser has reduced CRIIMI MAE's effective borrowing rate through refinancings and new financings and the Adviser continues to evaluate opportunities to further reduce CRIIMI MAE's borrowing costs.

  CRIIMI MAE expects to continue to use leverage only to the extent that (i) the proceeds therefrom will be used for investments such as CRIIMI MAE's current portfolio of Government Insured Multifamily Mortgages or other high quality assets including Other Multifamily Mortgages and Other Insured Mortgages; (ii) the risk of adverse changes in interest rates is reduced by the use of hedging techniques such as those currently employed by CRIIMI MAE; and
(iii) the Adviser believes that after investing all funds from any specific borrowing, a Net Positive Spread of at least 40 basis points will be achievable.

  It is CRIIMI MAE's policy to borrow only when the Net Positive Spread on the borrowing is at least 40 basis points at inception of the borrowing. Such policy provides that if Net Positive Spreads of at least 40 basis points are not maintained, the annual and master servicing fees payable to the Adviser, which are calculated as a percentage of invested assets, will be reduced so that such fees, in basis points, equal the Net Positive Spread, in basis points. As of December 31, 1992 and 1993, CRIIMI MAE had an average Net Positive Spread of approximately 60 and 177 basis points, respectively, on its borrowings. With respect to approximately $300.0 million of new borrowings invested or committed for investment during 1993, as of December 31, 1993, CRIIMI MAE had an average Net Positive Spread of approximately 250 basis points.

  CRIIMI MAE's secured financings require that its debt-to-equity ratio not exceed 2.5:1. As of December 31, 1993, CRIIMI MAE's debt-to-equity ratio, excluding approximately $41 million of borrowings committed for investment in mortgages, was 2.2:1, and its debt-to-equity ratio, including such borrowings, was 2.4:1.

    Corporate Borrowings. The following table summarizes CRIIMI MAE's corporate borrowings as of December 31, 1993:

                                                         AS OF
                                                   DECEMBER 31, 1993
        Short-term debt:
          Commercial Paper Facility...............   $ 95,306,000
                                                     ------------
        Long-term debt:
          Master Repurchase Agreements............    331,712,648
          Bank Term Loan..........................     52,026,400
                                                     ------------
                                                      383,739,048
                                                     ------------
        Total Corporate Borrowings................   $479,045,048
                                                     ============

  CRIIMI MAE's long-term debt matures over the next three years as follows:

        1994........................................... $ 15,800,000
        1995...........................................   15,800,000
        1996...........................................  352,139,048
                                                        ------------
            Total...................................... $383,739,048
                                                        ============

    (1) Commercial Paper Facility--The following table shows commercial paper borrowing activity as of December 31, 1992 and 1993 and for the years then ended:

                                                          AS OF DECEMBER 31,
                                                       ------------------------
                                                           1992        1993
   Amount borrowed.................................... $186,300,000 $95,306,000
   Weighted average interest rate (including all bor-
    rowing and hedging costs).........................        8.96%       7.84%

                                                       YEARS ENDED DECEMBER 31,
                                                       -------------------------
                                                           1992         1993
   Maximum amount outstanding........................  $186,300,000 $186,300,000
   Average amount outstanding........................  $179,174,236 $133,563,678
   Weighted average interest rate (including all bor-
    rowing and
    hedging costs)...................................         8.79%        8.25%

  The base issuance rate for commercial paper issued under CRIIMI MAE's commercial paper facility (the "Commercial Paper Facility") ranged from 3.20% to 4.45% during the year ended December 31, 1992 and 3.15% to 3.68% during the year ended December 31, 1993, and was 4.02% and 3.41% as of December 31, 1992 and 1993, respectively.

  CRIIMI MAE's Commercial Paper Facility provides for the issuance of commercial paper by CRI Funding Corporation, an unaffiliated special purpose corporation, which lends the proceeds from the issuance to CRIIMI MAE. If commercial paper is not issued, the special purpose corporation may meet its obligation to provide financing to CRIIMI MAE by borrowing at a rate of LIBOR plus 0.50% under a $140.0 million revolving credit facility which was established in connection with the Commercial Paper Facility.

  Borrowings pursuant to the Commercial Paper Facility are collateralized by a pledge of certain of CRIIMI MAE's Government Insured Multifamily Mortgages. The loan agreements contain numerous covenants which CRIIMI MAE must satisfy, including requirements that the fair value of collateral pledged must equal at least 110% of the amounts borrowed and that interest on the collateral pledged equal at least 120% of the debt service on the amounts borrowed. In addition, 60% of the Government Insured Multifamily Mortgages pledged as collateral must be GNMA Securities. As of December 31, 1993, Government Insured Multifamily Mortgages held directly by CRIIMI MAE with a market value and face value of approximately $145.4 million and $139.7 million, respectively, were used as collateral pursuant to the Commercial Paper Facility.

  In February 1993, CRIIMI MAE entered into an agreement to replace a $190.0 million letter of credit which provided the credit enhancement for the Commercial Paper Facility and related revolving credit facility, with two letters of credit in the amount of $35.0 million and $155.0 million provided by National Australia Bank, Limited and CIBC, respectively. In April 1993, the letter of credit provided by CIBC was reduced to $105.0 million. Subsequent to December 31, 1993 the special purpose corporation replaced borrowings under the Commercial Paper Facility with revolving credit loans. These revolving credit loans were scheduled to mature on January 28, 1994; however, the maturity date has been extended until February 28, 1994. CRIIMI MAE executed a Commitment Letter and Term Sheet for a revolving credit facility, dated November 24, 1993, to replace these agreements with a 30-month non-amortizing bank loan to be issued prior to the expiration date of the letter of credit agreements by lenders including the aforementioned bank group on terms substantially similar to the April 1993 Master Repurchase Agreements. While there is no assurance, CRIIMI MAE expects to close on such new revolving credit facility on or before February 28, 1994. If CRIIMI MAE is unable to consummate the loan by such date, the Adviser believes that it will be able to obtain a further extension of its existing revolving credit loans.

    (2) Master Repurchase Agreements--On April 30, 1993, CRIIMI MAE entered into master repurchase agreements (the "Master Repurchase Agreements") with Nomura Securities International, Inc. and Nomura Asset Capital Corporation (collectively, "Nomura") which provide CRIIMI MAE with $350.0 million of available financing for a three-year term. CRIIMI MAE intends to seek renewal of the Master Repurchase Agreements upon expiration. Interest on such borrowings is based on the three-month LIBOR plus 0.75% or 0.50% depending on whether FHA-Insured Loans or GNMA Securities, respectively, are pledged as collateral. For April through December 1993, the three-month LIBOR for these borrowings ranged from 3.18% to 3.50%. The value of the collateral pledged must equal at least 105% and 110% of the amounts borrowed for GNMA Securities and FHA-Insured Loans, respectively. No more than 60% of the collateral pledged may be FHA-Insured Loans and no less than 40% may be GNMA Securities. As of December 31, 1993, mortgage investments directly owned by CRIIMI MAE which approximate $349.4 million at market value and $342.2 million at face value, were used as collateral pursuant to certain terms of the Master Repurchase Agreements.

  As of December 31, 1993, CRIIMI MAE used approximately $281.7 million of the funds available under the Master Repurchase Agreements to acquire Government Insured Multifamily Mortgages and $50.0 million to repay a portion of borrowings under the Commercial Paper Facility. In addition, approximately $18.3 million of the balance of the funds available have been committed for investment in Government Insured Multifamily Mortgages or advances on Government Insured Construction Mortgages.

  On November 30, 1993, CRIIMI MAE entered into additional repurchase agreements with Nomura pursuant to which Nomura will provide CRIIMI MAE with an additional $150.0 million of available financing for a three-year term. The agreements provide that the funding will be utilized to purchase FHA-Insured Loans and GNMA Securities in the event of the successful completion of the offering of Shares hereby. In that event, it is contemplated that CRIIMI MAE will borrow the full $150.0 million no earlier than the consummation of this offering but no later than July 1, 1994. The terms of the $150.0 million financing arrangements are similar to the terms of the Master Repurchase Agreements entered into in April 1993.

    (3) Bank Term Loan--On October 23, 1991, CRIIMI MAE entered into a credit agreement with two banks for a reducing term loan facility (the "Bank Term Loan") in an aggregate amount not to exceed $85.0 million, subject to certain terms and conditions. In December 1992, the credit agreement was amended to increase the reducing term loan by $15.0 million. The Bank Term Loan had an outstanding principal balance of approximately $61.7 million and $52.0 million as of December 31, 1992 and 1993, respectively. As of December 31, 1992 and 1993, the Bank Term Loan was secured by the value of 17,784,000 and 13,874,000 CRI Liquidating Shares owned by CRIIMI MAE, respectively. As a result of principal payments on the Bank Term Loan in 1993, 750,000 of the 13,874,000 CRI Liquidating Shares pledged as collateral were released in January 1994. The Bank Term Loan requires a quarterly principal payment based on the greater of the return of capital portion of the dividend received by CRIIMI MAE on its CRI Liquidating Shares securing the Bank Term Loan or an amount to bring the Bank Term Loan to its scheduled outstanding balance at the end of such quarter. The minimum amount of annual principal payments is approximately $15.8 million, with any remaining amounts of the original $85.0 million of principal due in April 1996 and any remaining amounts of the $15.0 million of increased principal due in December 1996.

  The amended Bank Term Loan provides for an interest rate of 1.10% over three-month LIBOR plus an agent fee of 0.05% per year. During 1992 and 1993, three-month LIBOR for borrowings under the Bank Term Loan ranged from 3.44% to 4.50% and 3.19% to 3.59%, respectively.

    Hedging. CRIIMI MAE is subject to the risk that changes in interest rates could reduce Net Positive Spreads by increasing CRIIMI MAE's borrowing costs and/or decreasing the yield on its Government Insured Multifamily Mortgages. An increase in CRIIMI MAE borrowing costs could result from an increase in short-term interest rates. To partially limit the adverse effects of rising interest rates, CRIIMI MAE has entered into a series of interest rate hedging agreements in an aggregate notional amount approximately equal to all of its outstanding borrowings and commitments. To the extent CRIIMI MAE has not fully hedged its portfolio, in periods of rising interest rates CRIIMI MAE's overall borrowing costs would increase with little or no overall increase in mortgage investment income, resulting in returns to stockholders that would be lower than those available if interest rates had remained unchanged.

  Borrowings by CRIIMI MAE generally are hedged by swap, cap or collar agreements. As of December 31, 1993, CRIIMI MAE had in place interest rate collars on the indices underlying borrowing rates for the Commercial Paper Facility (the "CP Index") with an aggregate notional amount of $115 million, a weighted average floor of 8.55% and a weighted average cap of 10.37%. An interest rate collar limits the CP Index to a maximum interest rate and also enables CRIIMI MAE to receive the benefit of a decline in the CP Index to the floor of the collar for the period of the collar. To the extent that the CP Index increases, CRIIMI MAE's overall borrowing costs would not increase until the CP Index reaches the level of the floor of the collar. At that point, CRIIMI MAE's borrowing costs would increase as the CP Index increases but only until the CP Index reaches the maximum rate provided for by the collar.

  As of December 31, 1993, CRIIMI MAE had in place interest rate caps on the CP Index and LIBOR underlying borrowing rates for the Commercial Paper Facility and Master Repurchase Agreements. The caps based on the CP Index have an aggregate notional amount of $50 million with a weighted average cap of 8.73%. The caps based on LIBOR have an aggregate notional amount of $300 million with a weighted average cap of 6.23%. CRIIMI MAE also had an interest rate cap with a notional amount of approximately $63 million and a cap of 6.5% on the LIBOR underlying the Bank Term Loan. An interest rate cap effectively limits CRIIMI MAE's interest rate risk on floating rate borrowings by limiting the CP Index or LIBOR, as the case may be, to a maximum interest rate for the period of the cap. To the extent the CP Index or LIBOR decrease, CRIIMI MAE's borrowing costs would decrease under such caps. To the extent the CP Index or LIBOR increase, CRIIMI MAE's borrowing costs would increase but only until the CP Index or LIBOR reaches the maximum rate provided for by the cap. As of December 31, 1993, certain cap agreements based on the three-month LIBOR with a notional amount of $300 million were between approximately 2.62% and 3.13% above the current three-month LIBOR.

  On December 1, 1993, CRIIMI MAE paid approximately $4.9 million to terminate an interest rate swap entered into on February 8, 1990 with a notional amount of $25 million and a fixed rate of 9.23%. The termination of this swap was effective December 1, 1993. The cost to terminate the interest rate swap was expensed in the accompanying consolidated statements of income for the year ended December 31, 1993 as the underlying debt under the Commercial Paper Facility being hedged was repaid. As of December 31, 1993, CRIIMI MAE had in place no swap agreements.

  Current interest rates are substantially lower than when CRIIMI MAE entered into $165 million of its existing interest rate hedging agreements. As of December 31, 1993, certain collar agreements based on the CP Index with a notional amount of $115 million carried minimum interest rates which were between approximately 5.0% and 5.4% above the current CP Index. Such hedging agreements expire in 1995. While there is no assurance that any new agreements will be made, the Adviser is actively exploring alternatives to replace these hedging agreements when they expire in order to capitalize on the current low interest rate environment.

  As a result of minimum interest rate levels associated with the swap agreement terminated in December, 1993 and the collar agreements which expire in 1995, CRIIMI MAE incurred additional interest expense of $4.3 million, $8.1 million and $8.6 million for the years ended December 31, 1991, 1992 and 1993, respectively, of which approximately $0.8 million, $1.3 million and $1.4 million, respectively, was attributable to the terminated swap agreement. The additional interest expense amounts also include amortization of approximately $0.1 million, $0.2 million and $0.6 million, respectively, related to up-front hedging costs.

  The following table sets forth information relating to CRIIMI MAE's hedging agreements with respect to borrowings under the Commercial Paper Facility and Master Repurchase Agreements:

    HEDGING          NOTIONAL
   INSTRUMENT         AMOUNT        EFFECTIVE DATE      MATURITY DATE   FLOOR      CAP    INDEX(C)
Collar            $ 30.0 million March 7, 1990        March 7, 1995     8.375%    10.125%    CP
Collar              20.0 million March 30, 1990       March 30, 1995    8.375%    10.125%    CP
Collar              30.0 million July 8, 1990         February 8, 1995  8.625%    10.625%    CP
Accreting Collar    35.0 million July 9, 1990 through July 9, 1995      8.750%    10.500%    CP
                                 December 9, 1990
Cap(a)              25.0 million May 24, 1991         May 24, 1996        N/A(at)  9.000%    CP
Cap                 25.0 million June 17, 1991        June 17, 1996       N/A      8.450%    CP
Cap(b)              50.0 million June 25, 1993        June 25, 1998       N/A       6.50%  LIBOR
Cap(b)              50.0 million July 1, 1993         June 3, 1996        N/A       6.50%  LIBOR
Cap(b)              50.0 million July 20, 1993        July 20, 1998       N/A       6.25%  LIBOR
Cap(b)              50.0 million August 10, 1993      August 10, 1997     N/A       6.00%  LIBOR
Cap(b)              50.0 million August 27, 1993      August 27, 1997     N/A      6.125%  LIBOR
Cap(b)              50.0 million November 10, 1993    November 10, 1997   N/A       6.00%  LIBOR
                  --------------
                  $465.0 million
                  ==============

- --------

(a) On May 24, 1993, CRIIMI MAE and CIBC terminated the floor on this former collar. In consideration of such termination, CRIIMI MAE paid CIBC approximately $2.3 million. This amount was deferred on the accompanying consolidated balance sheet as the underlying debt being hedged is still outstanding. This amount will be amortized for the period from May 24, 1993 through May 24, 1996. CRIIMI MAE amortized approximately $0.5 million of this deferred amount in the accompanying consolidated statements of income for the year ended December 31, 1993.

(b) Approximately $4.5 million of costs were incurred in 1993 in connection with the establishment of interest rate hedges. These costs are being amortized using the effective interest method over the term of the interest rate hedge agreement for financial statement purposes and in accordance with the regulations under Internal Revenue Code Section 446 with respect to notional principal contracts for tax purposes.

(c) The hedges are based either on the 30-day Commercial Paper Composite Index
    (CP) or three-month LIBOR.

  In addition, CRIIMI MAE entered into an interest rate cap agreement on the Bank Term Loan to cap LIBOR at 6.5% based on the expected paydown schedule and an incremental hedge of 10.5% on the difference between the required and expected paydown schedules. As of December 31, 1993, three-month LIBOR was approximately 3.13% below the 6.5% cap.

  Although CRIIMI MAE expects the overall average life of its mortgage investments to exceed ten years, CRIIMI MAE's hedging agreements range in maturity from 3 to 10 years principally because of the limited availability and high cost of instruments with maturities greater than 10 years. Thus, to the extent CRIIMI MAE has not completely matched the duration of its existing mortgages to that of its existing hedges, upon the expiration of these hedges CRIIMI MAE would be fully exposed to the adverse effects of rising interest rates. The Adviser continues to actively review asset/liability hedging techniques as CRIIMI MAE's existing hedges approach their expiration dates and to monitor the duration of its hedges relative to its assets.

  A reduction in long-term interest rates could increase the level of prepayments of CRIIMI MAE's Government Insured Multifamily Mortgages. CRIIMI MAE's yield on mortgage investments will be reduced to the extent CRIIMI MAE reinvests the proceeds from such prepayments in new mortgage investments with effective rates which are below the rates of the prepaid mortgages.

  In addition, the fluctuation of long-term interest rates may affect the value of CRIIMI MAE's Government Insured Multifamily Mortgages. Although decreases in long-term rates could increase the value of CRIIMI MAE's mortgage investments, increases in such long-term rates could decrease the value of CRIIMI MAE's mortgage investments and, in certain circumstances, require CRIIMI MAE to pledge additional collateral in connection with its borrowing facilities. This would reduce CRIIMI MAE's borrowing capacity and, in an extreme case, may force CRIIMI MAE to liquidate a portion of its assets at a loss in order to comply with certain covenants under its financing facilities.

  CRIIMI MAE is exposed to credit loss in the event of nonperformance by the other parties to the interest rate hedge agreements should interest rates exceed the caps. However, the Adviser does not anticipate nonperformance by any of the counterparties, each of which has long-term debt ratings of A or above by Standard and Poor's and A2 or above by Moody's.

 Cash Flow--1993 versus 1992

  Net cash provided by operating activities increased for 1993 as compared to 1992 principally due to an increase in mortgage investment income. Also contributing to the increase in cash provided by operating activities was an increase in accounts payable and accrued expenses attributable to the accrued costs incurred by CRIIMI MAE with respect to this offering. Partially offsetting the increase in net cash provided by operating activities for 1993 was the payment of approximately $4.9 million to terminate an interest rate swap agreement and an increase in interest expense due primarily to mortgage acquisition activity in 1993 funded by proceeds from financings.

  Net cash used by investing activities increased for 1993 as compared to 1992. This increase was principally due to the acquisition of Government Insured Multifamily Mortgages and advances on Government Insured Construction Mortgages of approximately $312.7 million in 1993 as compared to $31.8 million in 1992. Also contributing to the increase in cash used by investing activities was the acquisition of other short-term investments of approximately $175.3 million in 1993 as compared to approximately $66.8 million in 1992. In addition, proceeds of approximately $6.1 million were received during 1993 related to the sale of HUD debentures, as compared to the receipt of proceeds of approximately $2.3 million during the same period in 1992 related to the redemption of HUD debentures. Partially offsetting the increase in net cash used by investing activities was the receipt of approximately $167.1 million from the disposition of other short-term investments and proceeds from mortgage dispositions of approximately $93.4 million in 1993 as compared to approximately $65.5 million and $50.4 million, respectively, in 1992.

  Net cash provided by financing activities increased for 1993 compared to 1992. This increase was primarily due to the receipt of net proceeds of approximately $331.7 million from the Master Repurchase Agreements, approximately $115.6 million from the financing of other short-term investments and approximately $15.0 million from an expansion of CRIIMI MAE's Bank Term Loan, partially offset by payments on short-term and long-term debt, a paydown of borrowings of commercial paper and the payment of deferred financing costs.


 Cash Flow--1992 versus 1991

  Net cash provided by operating activities increased for 1992 as compared to 1991 principally due to an increase in interest payable and a decrease in receivables and other assets compared to 1991 partially offset by a decrease in accounts payable and accrued expenses. The increase in interest payable for 1992 compared to 1991 is due to the payment in 1991 of approximately $3.0 million in interest accrued as of December 31, 1990. The decrease in receivables and other assets was attributable to the collection of the accrued interest on a mortgage which defaulted in the second half of 1991. The decrease in accounts payable and accrued expenses was due to the payment of acquisition costs incurred and accrued with respect to the acquisition of the AIM Funds in 1991.

  Net cash provided by investing activities decreased for 1992 as compared to 1991. This decrease resulted principally from the disposition in 1992 by CRIIMI MAE and CRI Liquidating of five Government Insured Multifamily Mortgages and the remaining 9% of two previously disposed Government Insured Multifamily Mortgages resulting in disposition proceeds aggregating approximately $50.4 million. This compares to 33 mortgage dispositions during 1991 resulting in disposition proceeds of approximately $119.0 million. Also during 1992, cash of approximately $65.5 million and approximately $2.3 million was received from the sale of other short-term investments and the redemption of HUD debentures, respectively. However, this was offset by the purchase of other short-term investments in 1992. During 1991, CRIIMI MAE and CRIIMI, Inc. paid a total of approximately $24.4 million to acquire interests in the AIM Funds and the limited partnership that serves as their adviser. In addition, CRIIMI MAE paid approximately $3.7 million during 1991 for costs associated with this acquisition. This acquisition was principally funded with the proceeds from the sale of Government Insured Multifamily Mortgages.

  Net cash used in financing activities decreased for 1992 as compared to 1991. This decrease was primarily due to approximately $97.6 million paid in 1991 for the early extinguishment of long-term debt and the purchase of approximately $21.6 million in U.S. Treasury Securities in connection with the defeasance of long-term debt which occurred in 1991, partially offset by $85.0 million in proceeds received in 1991 from the refinancing. This decrease was also offset by an increase in principal payments on long-term debt from approximately $13.3 million during 1991 to $23.3 million in 1992.

REIT STATUS

  CRIIMI MAE and CRI Liquidating have qualified and intend to continue to qualify as REITs as defined in the Internal Revenue Code and, as such, will not be taxed on that portion of their taxable income which is distributed to stockholders, provided that at least 95% of such taxable income is distributed. CRIIMI MAE and CRI Liquidating intend to distribute substantially all of their taxable income and, accordingly, no provision for income taxes has been made in the accompanying consolidated financial statements. CRIIMI MAE and CRI Liquidating, however, may be subject to tax at normal corporate rates on net income or capital gains not distributed.

OTHER EVENTS

  During 1993, CRIIMI MAE sold 3,162,500 of its CRI Liquidating Shares. As a result of such sale, CRIIMI MAE holds a total of 17,199,307 CRI Liquidating Shares, or approximately 57% of CRI Liquidating's issued and outstanding common stock. Net proceeds of the sale totaled approximately $26.5 million. CRIIMI MAE used approximately $21.6 million of the net proceeds to purchase Government Insured Multifamily Mortgages and approximately $4.9 million to terminate an interest rate swap agreement on $25 million of CRIIMI MAE's corporate debt.

  On March 22, 1990, a complaint was filed, on behalf of a class comprised of certain limited partners of CRIIMI III and shareholders of CRIIMI II (the "Plaintiffs"), in the Circuit Court for Montgomery County, Maryland against CRIIMI MAE, CRI Liquidating, CRIIMI I and its general partner, CRIIMI II, CRIIMI III and its general partner, CRI and William B. Dockser, H. William Willoughby and Martin C. Schwartzberg (the "Defendants"). On November 18, 1993, the Court entered an order granting final approval of a settlement agreement between the Plaintiffs and the Defendants pursuant to which CRIIMI MAE will issue to class members, including certain former limited partners of CRIIMI I, up to 2.5 million warrants, exercisable for 18 months after issuance, to purchase shares of CRIIMI MAE Common Stock at an exercise price of $13.17 per share. In addition, the settlement included a payment of $1.4 million for settlement administration costs and the Plaintiff's attorneys' fees and expenses. Insurance provided $1.15 million of the $1.4 million cash payment, with the balance paid by CRIIMI MAE. CRIIMI MAE accrued a total provision of $1.5 million in the accompanying consolidated statements of income for the uninsured portion of the cash settlement paid by CRIIMI MAE and for the estimated value of the warrants that are expected to be issued as part of the settlement. The number of warrants to be issued is dependent on the number of class members who submit a proof of claim within 60 days of January 14, 1994 (the date the proof of claim was mailed by CRIIMI MAE).

  The issuance of the warrants pursuant to the settlement agreement will have no impact on CRIIMI MAE's tax basis income. Depending upon the number of warrants issued, CRIIMI MAE will record in its financial statements a non-cash expense ranging from $0 (if no warrants are issued) to $5 million (if all 2.5 million warrants are issued). Based on the Adviser's estimate of the number of warrants to be issued, CRIIMI MAE has accrued a total provision of $1.5 million (which includes the uninsured portion of the cash settlement) in the accompanying consolidated statement of income for 1993, which provision may be increased or decreased once the actual number of warrants issued is known. The Adviser estimates that the final charge (after adjustments to the provision) to net income and the increase in the number of shares of Common Stock outstanding as a result of the exercise of the warrants will not have a material adverse effect on CRIIMI MAE's net income and net income per share. The exercise of the warrants will not result in a charge to CRIIMI MAE's tax basis income. Further, the Adviser believes that the exercise of the warrants will not have a material adverse effect on CRIIMI MAE's tax basis income per share or annualized cash dividends per share because CRIIMI MAE intends to invest the proceeds from any exercise of the warrants in accordance with its investment policy to purchase Government Insured Multifamily Mortgages and other authorized investments. However, in the case of a significant decline in the yield on mortgage investments and a significant decrease in the Net Positive Spread which CRIIMI MAE could achieve on its borrowings, the exercise of the warrants may have a dilutive effect on tax basis income per share and cash dividends per share. Receipt of the proceeds from the exercise of the warrants will increase CRIIMI MAE's shareholders' equity.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following estimated fair values of CRIIMI MAE's consolidated financial instruments are presented in accordance with generally accepted accounting principles which define fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. These estimated fair values, however, do not represent the liquidation value or the market value of CRIIMI MAE.

  In connection with CRIIMI MAE's and CRI Liquidating's implementation of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115) as of December 31, 1993, CRIIMI MAE's Investment in Mortgages continues to be recorded at amortized cost; however, CRI Liquidating's Investment in Mortgages, and both CRIIMI
MAE's and CRI Liquidating's Mortgages Held for Disposition, are recorded at fair value as of December 31, 1993. The difference between the amortized cost and the fair value of CRI Liquidating's Government Insured Multifamily Mortgages represents the net unrealized gains on CRI Liquidating's Government Insured Multifamily Mortgages. CRIIMI MAE's share of the net unrealized gains on CRI Liquidating's Government Insured Multifamily Mortgages is reported as a separate component of shareholders' equity as of December 31, 1993.

                                                     AS OF DECEMBER 31, 1993
                                                    --------------------------
                                                     AMORTIZED        FAIR
                                                        COST         VALUE
   ASSETS
   Investment in mortgages, accounted for at amor-
    tized cost:
     Near Par or Premium Mortgage Investments...... $495,846,514  $505,578,030
     Discount Mortgage Investments.................      903,982     1,004,399
                                                    ------------  ------------
                                                     496,750,496   506,582,429
                                                    ------------  ------------
   Investment in mortgages, accounted for at fair
    value:(a)
     Near Par or Premium Mortgage Investments......  166,913,207   215,866,436
     Discount Mortgage Investments.................   16,983,594    17,647,797
     Mortgages Held for Disposition ...............    9,594,024    11,326,356
                                                    ------------  ------------
                                                     193,490,825   244,840,589
                                                    ------------  ------------
   LIABILITIES
   Commercial paper................................ $ 95,306,000  $ 95,306,000
   Long-term debt..................................  383,739,048   383,739,048
   Interest rate hedge agreements..................   (4,113,713)    3,115,531

- --------

(a) CRI Liquidating's mortgage investments and all Mortgages Held for Disposition were accounted for at fair value on the accompanying consolidated balance sheet as of December 31, 1993.

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

  Investment in Mortgages

  The fair value of the Government Insured Multifamily Mortgages is based on the average of the quoted market prices from three investment banking institutions which trade insured mortgage loans as part of their day-to-day activities.

  Commercial Paper

  The carrying amount approximates fair value because of the short maturity of the debt.

  Long-term Debt

  The carrying amount approximates fair value because the current rate on the debt is reset quarterly based on market rates.

  Interest Rate Hedge Agreements

  The fair value of interest rate hedge agreements (used to hedge CRIIMI MAE's commercial paper and long-term debt) is the estimated amount that CRIIMI MAE would pay to terminate the agreements as of December 31, 1993, taking into account current interest rates and the current creditworthiness of the counterparties. The amount was determined based on the average of two quotes received from financial institutions which enter into these types of transactions as part of their day-to-day activities.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   CRIIMI MAE's Adviser manages CRIIMI MAE's portfolio of assets. CRI is the Adviser's general partner and CRI's employees conduct the Adviser's operations. Set forth below are the names and positions of the directors and executive officers of CRIIMI MAE and their positions with CRI.

               NAME             AGE                  POSITION(S)
      William B. Dockser        56    Chairman of the CRIIMI MAE Board;
                                       Chairman of the Board of CRI
      H. William Willoughby     47    Director, President and Secretary;
                                       Director, President and Secretary of CRI
      Garrett G. Carlson, Sr.   57    Director
      G. Richard Dunnells       56    Director
      Robert F. Tardio          64    Director
      Frederick J. Burchill     45    Executive Vice President;
                                       Senior Vice President of CRI
      Jay R. Cohen              53    Executive Vice President and Treasurer;
                                       Senior Vice President--Mortgages of CRI
      Elizabeth O. Flanagan     34    Chief Financial Officer;
                                       Vice President of CRI

  Set forth below is certain information concerning the directors of CRIIMI MAE and the executive officers of CRIIMI MAE:

  WILLIAM B. DOCKSER has been chairman of the CRIIMI MAE Board since 1989 and chairman of the board of CRI and a director since 1974. Prior to forming CRI, he served as president of Kaufman and Broad Asset Management, Inc., an affiliate of Kaufman and Broad, Inc., which managed a number of publicly held limited partnerships created to invest in low and moderate income multifamily apartment complexes. For a period of 2 1/2 years prior to joining Kaufman and Broad, he served in various positions at HUD, culminating in the post of Deputy FHA Commissioner and Deputy Assistant Secretary for Housing Production and Mortgage Credit, where he was responsible for all federally insured housing production programs. Before coming to Washington, Mr. Dockser was a practicing attorney in Boston and also was a special Assistant Attorney General for the Commonwealth of Massachusetts. He holds a Bachelor of Laws degree from Yale University Law School and a Bachelor of Arts, cum laude, degree from Harvard University. Mr. Dockser is chairman of the board of directors of CRI Liquidating.

  H. WILLIAM WILLOUGHBY has been a director and executive officer of CRIIMI MAE since 1989 and has been secretary and director of CRI since 1974 and president since 1990. He is principally responsible for the financial management of CRI and its associated partnerships. Prior to joining CRI in 1974, he was vice president of Shelter Corporation of America and a number of its subsidiaries, dealing principally with real estate development and equity financing. Before joining Shelter Corporation, he was a senior tax accountant with Arthur Andersen & Co. He holds a Juris Doctorate degree, a Master of Business Administration degree and a Bachelor of Science degree in Business Administration from the University of South Dakota.

  GARRETT G. CARLSON, SR. has been a director of CRIIMI MAE and CRI Liquidating since 1989 and is chairman of the board of SCA Realty, Inc., and president of Can-American Realty Corporation and Canadian Financial Corporation. He is vice president and secretary of Shelter Development Corporation Ltd., and president of Garrett Real Estate Development. He is currently a director of Shelter Corporation of Canada Limited. Prior to the organization of Canadian Financial Corporation and Can-

  American Realty Corporation in 1974 and 1979, respectively, Mr. Carlson served as president and chairman of the board of Shelter Corporation of America, Inc. In these capacities, Mr. Carlson has participated in numerous residential, commercial, office, hotel and retail real estate developments. He is a graduate of the University of Minneapolis, Minnesota, where he earned a Bachelor of Arts degree in economics.

  G. RICHARD DUNNELLS, has been a director of CRIIMI MAE since July, 1991 and is currently a partner in the Washington, D.C. office of the Florida law firm of Holland and Knight. He was the chairman of Dunnells, Duvall & Porter, a Washington, D.C. law firm from 1989 to December 1993 and has been associated with the firm as senior partner since 1973. From 1970 to 1973, he served with HUD, first as the special assistant to the Under-Secretary of HUD and later as the Deputy Assistant Secretary for Housing and Urban Renewal and the Deputy Assistant Secretary for Housing Management. From 1969 to 1970, he was with the White House staff of the President. Prior to that time he was with Hogan & Hartson, a Washington, D.C. law firm. Mr Dunnells previously served as a director of the National Bank of Commerce and was associated with the President's Commission on Housing under President Reagan. He holds a Juris Doctorate degree from the University of Virginia Law School and a Bachelor of Arts degree from Dartmouth College.


  ROBERT F. TARDIO, has been a director of CRIIMI MAE since 1989 and has been an independent financial consultant since 1986. He has been chairman of Tardio Corporation since 1986. He was chairman of the board and chief executive officer of Sovran Bank/Maryland from April 1986 to June 1986. He was chairman of the board and chief executive officer of Suburban Bancorp and Suburban Bank, Bethesda, Maryland, from 1979 to 1986. Prior to that he was president of, and played a major role in the formation of, Heritage Bancorporation, Cherry Hill, New Jersey. Previously, he was chairman of the board of First National Iron Bank of New Jersey, for which he served as executive vice president beginning in 1967, president beginning in 1970 and chairman of the board beginning in 1972. Mr Tardio currently serves as a director of Bell Atlantic/Maryland, Washington Mutual Investors (Advisory Board), Artery Organization, Com-Site International, AW Industries and vice chairman of Washington Metropolitan Airports Authority. He is former chairman of the board of the University of Maryland Foundation. Mr Tardio holds a Bachelor of Science degree in economics from New York University and an Honorary Doctor of Laws Degree from the University of Maryland.

  FREDERICK J. BURCHILL has been an executive officer of CRIIMI MAE since 1991 and is a senior vice president of CRI. Prior to rejoining CRI as of January 1990, he was a consultant to York Associates Asset Management. He also owned and operated his own real estate company which developed properties in Maryland and Virginia. From 1977 to 1987 he was a senior vice president at CRI with principal responsibility for development and property acquisition. Prior to joining CRI in 1977, he was a project manager with the Virginia Housing Development Authority. He holds a Master's degree in Urban and Regional Planning from Virginia Commonwealth University and a Bachelor of Arts degree from the University of Richmond.

  JAY R. COHEN has been an executive officer of CRIIMI MAE since 1989 and is senior vice president-mortgages of CRI and president of CRICO Mortgage Company, Inc., an affiliate of CRI. Prior to joining CRI in 1983, he was assistant vice president of GNMA's Office of Mortgage-Finance and had responsibility for the operation of GNMA's project mortgage auctions. He was also special assistant to GNMA's executive vice president and a program officer in GNMA's Office of Corporate Planning. He holds a Bachelor of Arts degree from the University of Pennsylvania. Mr. Cohen is also the executive vice president and treasurer of CRI Liquidating.

  ELIZABETH O. FLANAGAN has been director of CRIIMI MAE Special Projects since 1990 and has been a vice president of CRI and controller for CRI Public Funds since 1987. Prior to joining CRI in 1985, she was a senior accountant with Arthur Andersen & Co. Ms. Flanagan holds a Bachelor of Science degree in Commerce from the University of Virginia.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS

  The following general discussion is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of the Shares applicable to holders of such Shares who acquire and own such Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this discussion, a "Non-U.S. Holder" is a person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source. For purposes of the withholding tax on dividends discussed below, a non-resident fiduciary of an estate or trust will be considered a Non-U.S. Holder.

  This discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position (including the fact that, in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of Shares may be affected by certain determinations made at the partner level), and does not consider U.S. state and local or non-U.S. tax consequences. Furthermore, the following discussion is based on provisions of the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis. Each prospective holder of Shares is urged to consult a tax advisor with respect to the U.S. federal tax consequences of holding and disposing of the Shares, as well as any tax consequences that may arise under the laws of any U.S. state, local or other U.S. or non-U.S. taxing jurisdiction.

GENERAL CONSIDERATIONS

  CRIIMI MAE and CRI Liquidating have qualified, and intend to continue to qualify, as REITs under the Code. Qualification for treatment as a REIT requires CRIIMI MAE and CRI Liquidating each to meet certain criteria including certain requirements regarding the nature of its ownership, assets, income and distributions of taxable income. A REIT generally is not subject to federal income tax on that portion of its ordinary income or capital gains that is distributed currently to stockholders. CRIIMI MAE and CRI Liquidating have distributed and intend to continue to distribute substantially all of their taxable income to stockholders and to meet distribution requirements to continue to qualify as REITs. CRIIMI MAE and CRI Liquidating will each generally be subject to federal income tax at normal corporate rates on its undistributed income and to a 4% excise tax under the Code on the amount, if any, by which 85% of its REIT taxable income (including accrued but unpaid interest income) and 95% of any net capital gain exceed the amount actually distributed to its stockholders during the year (or declared as a dividend during October, November or December of a calendar year, if distributed during the following January as ordinary income dividends). Accrued income for each quarter is generally received within 30 days after the end of the quarter. CRIIMI MAE and CRI Liquidating are not aware of any present circumstances that would cause them to fail to qualify as REITs, nor do they anticipate any such circumstances in the reasonably foreseeable future. If the U.S. Internal Revenue Service ("IRS") successfully challenged the tax status of CRIIMI MAE or CRI Liquidating as a REIT, CRIIMI MAE and CRI Liquidating's earnings would become subject to federal income tax (including any applicable minimum tax) at corporate rates.

  To protect CRIIMI MAE's qualification as a REIT under the Code, CRIIMI MAE's articles of incorporation provide that no person or persons acting as a group (defined to include partnerships, corporations, trusts and other entities), with the exceptions of CRI or its affiliates, shall at any time directly or indirectly acquire ownership of more than 9.8% of the outstanding shares of CRIIMI MAE's Common Stock.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

  As long as CRIIMI MAE qualifies as a REIT, distributions made to CRIIMI MAE's taxable domestic stockholders out of current or accumulated earnings and profits, as determined for federal income tax purposes, and not designated as capital gain dividends, will be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for stockholders that are corporations. Distributions that are designated by CRIIMI MAE as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed CRIIMI MAE's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its Shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that CRIIMI MAE makes distributions in excess of current and accumulated earnings and profits as determined for federal income tax purposes, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a stockholder's Shares by the amount of such distribution (but not below zero), with distributions in excess of the stockholder's tax basis taxable as gain from the sale or exchange of Shares. In addition, any dividend declared by CRIIMI MAE in October, November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by CRIIMI MAE and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by CRIIMI MAE during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of CRIIMI MAE.

  In general, any loss upon a sale or exchange of Shares by a stockholder who has held such Shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from CRIIMI MAE required to be treated by such shareholder as long-term capital gains.

TAXATION OF NON-U.S. HOLDERS

  In general, distributions to a Non-U.S. Holder of Shares which are not attributable to gain from the sale or exchange of United States real property interests and are not designated by CRIIMI MAE as capital gain dividends will be treated as dividends of ordinary income (to the extent of earnings and profits for U.S. federal income tax purposes). Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a permanent establishment in the United States ("U.S. trade or business income") generally are subject to U.S. federal income tax at regular rates (and, in the case of a Non-U.S. Holder that is a corporation, under certain circumstances may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty), but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate form with the payer.

  Distributions by CRIIMI MAE which are not dividends out of earnings and profits (as determined for U.S. federal income tax purposes) should not be subject to U.S. withholding tax. Such distributions are treated first as a tax-free return of capital to the Non-U.S. Holder, reducing the tax basis of the Non-U.S. Holder's Shares by the amount of such distribution (but not below zero), with distributions in excess of the Non-U.S. Holder's tax basis taxable (to the same extent described below) as a sale or exchange of Shares. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of CRIIMI MAE. CRIIMI MAE does not expect to pay dividends in excess of current and accumulated earnings and profits.

  Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), for as long as CRIIMI MAE qualifies as a REIT, a distribution made by CRIIMI MAE to a Non-U.S. Holder that is attributable to gains from the sale or exchange of U.S. real property interests generally will be taxable as U.S. trade or business income. Therefore, Non-U.S. Holders generally will be taxed at the capital gain rates applicable to U.S. Holders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Holder (unless reduced or eliminated by treaty). In addition, CRIIMI MAE will be required to withhold U.S. tax equal to 35% of the amount of dividends that could have been designated as capital gain dividends, but such requirement apparently is limited to the amount of such gain that is attributable to the sale or exchange of U.S. real property interests. The amount so withheld is creditable against the U.S. federal income tax liability of such Non-U.S. Holder and a refund may be available if the amount withheld exceeds the U.S. federal income tax liability of the Non-U.S. Holder. CRIIMI MAE does not expect to realize any capital gains from CRI Liquidating's investments in the Participations. CRIIMI MAE believes that any gains on its mortgage investments would not be subject to FIRPTA because such mortgages merely secure a debt and CRIIMI MAE will not be entitled to a direct or indirect right to share in the appreciation in the value of, or in the gross or net proceeds or profits generated by, the underlying real property.

  If CRIIMI MAE is a "domestically controlled REIT," a sale of Shares by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. A REIT is a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. CRIIMI MAE is currently, and anticipates continuing to be, a domestically controlled REIT. Therefore, it anticipates that a Non-U.S. Holder's sale of Shares will not be subject to taxation under FIRPTA. Because the Shares will be publicly traded, however, no assurance can be given that CRIIMI MAE will continue to be a domestically controlled REIT.

  If CRIIMI MAE does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of Shares nevertheless generally will not be subject to tax under FIRPTA provided that either (i) CRIIMI MAE is not a "United States real property holding corporation" (which is defined in the Code generally as any corporation if the net fair market value of its U.S. real property interests accounts for 50% or more of the net fair market value of its assets at any time during the 5-year period prior to such sale), or (ii) the shares are "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the New York Stock Exchange, on which the Shares are listed), and the selling Non-U.S. Holder held 5% or less of CRIIMI MAE's outstanding shares at all times during a specified testing period.

  If gain on the sale of the Shares by a non-U.S. Holder is subject to taxation under FIRPTA, the income would be taxable as U.S. trade or business income (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Even if FIRPTA does not apply to the sale of the Shares, a Non-U.S. Holder that owns the Shares as a capital asset nonetheless will be subject to U.S. federal income tax on any gain realized on the sale of Shares if (i) such gain is U.S. trade or business income, (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more during the year of such sale and certain other conditions are met, or (iii) the Non-U.S. Holder is taxed under rules applicable to certain U.S. expatriates.

  In general, an individual who is a Non-U.S. Holder for U.S. estate tax purposes will incur liability for U.S. federal estate tax if the fair market value of the property included in such individual's taxable estate for U.S. federal estate tax purposes exceeds the statutory threshold amount. For these purposes, Shares owned or treated as owned by an individual who is a Non-U.S. Holder (for U.S. estate tax purposes) at the time of death will be included in the individual's taxable estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

  The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employee pension trust do not constitute unrelated business taxable income ("UBTI"). Revenue rulings, however, are interpretive in nature and are subject to revocation or modification by the IRS. Based upon the ruling and the analysis therein, distributions by CRIIMI MAE to a stockholder that is a tax-exempt entity also should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its Shares with "acquisition indebtedness" within the meaning of the Code, and that the Shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

  New legislation, effective for taxable years beginning on or after January 1, 1994, would require certain pension trust stockholders owning more than 10 percent (by value) of the outstanding shares of a REIT to treat a percentage of dividends received from the REIT as UBTI under certain circumstances. Pension trust stockholders should consult their own tax advisors concerning the effect of such new legislation on their investment in the Shares.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  Payments in respect of dividends or proceeds from the sale or other disposition of Shares may be subject to information reporting to the U.S. Internal Revenue Service and to a 31% U.S. backup withholding tax. Backup withholding generally will not apply, however, to a holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Backup withholding is not an additional tax. In addition, backup withholding generally will not apply to dividends paid on Shares to a Non-U.S. Holder outside of the United States. Rather, the amount of any backup withholding with respect to a payment to a stockholder will be allowed as a credit against such stockholder's federal income tax liability and may entitle such stockholder to a refund, provided that the required information is furnished to the IRS. Accordingly, stockholders should consult their own tax advisors with respect to any such information reporting and backup withholding requirements, including their potential for qualification for exemption therefrom.

                                  UNDERWRITING

  The Underwriters named below (the "Underwriters"), represented by Donaldson, Lufkin & Jenrette Securities Corporation, CS First Boston Corporation, Oppenheimer & Co., Inc., Advest, Inc. and Legg Mason Wood Walker, Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), to purchase from CRIIMI MAE the respective number of Shares set forth opposite their names below.

                                                                       NUMBER OF
                            UNDERWRITERS                                 SHARES
      Donaldson, Lufkin & Jenrette Securities Corporation.............
      CS First Boston Corporation.....................................
      Oppenheimer & Co., Inc..........................................
      Advest, Inc.....................................................
      Legg Mason Wood Walker, Incorporated............................
                                                                       ---------
          Total....................................................... 6,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Shares offered hereby if any are taken (other than shares subject to the over-allotment option described below).

  The Representatives have advised CRIIMI MAE that the Underwriters propose to offer the Shares directly to the public initially at a public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession not in excess of $   per share. Any Underwriter may
allow, and such dealers may reallow, a discount not in excess of $   per share
to any other Underwriter and to certain other dealers. After the offering, the public offering price and other selling terms may be changed by the Representatives.

  CRIIMI MAE has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 900,000 shares of Common Stock at the public offering price less the underwriting discounts and commission set forth on the cover page hereof. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent such over-allotment option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares set forth in such table.

  CRIIMI MAE and the principal executive officers identified under "Management" have agreed with the Underwriters not to offer, sell, contract to sell, grant any other option to purchase or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable for, or warrants, rights or options to acquire, Common Stock or enter into any agreement to do any of the foregoing for a period of 180 days without the prior written consent of the Underwriters.

  CRIIMI MAE has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that they may be required to make in respect thereof.

  The Underwriters have informed CRIIMI MAE that they do not expect discretionary sales by the Underwriters to exceed 5% of the total number of shares of Common Stock offered hereby.

                                 LEGAL MATTERS

  Certain matters relating to the validity of the Shares will be passed upon for CRIIMI MAE by Arent Fox Kintner Plotkin & Kahn, Washington, D.C., and for the Underwriters by Weil, Gotshal & Manges (a partnership including professional corporations), New York, New York.

                                    EXPERTS

  The financial statements and schedules of CRIIMI MAE for the years ended December 31, 1993, 1992 and 1991 included in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen & Co., independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firms as experts in accounting and auditing in giving such reports.

                                   APPENDIX A
                        SCHEDULE OF MORTGAGE INVESTMENTS

                                CRIIMI MAE

                 GOVERNMENT INSURED MULTIFAMILY MORTGAGES

                          AS OF DECEMBER 31, 1993

                                (UNAUDITED)

                                                                  CARRYING
                                        NO. OF  SECTION   LOAN      VALUE           FACE         NET   MATURITY PUT  L/PP  L/PP
   PROPERTY NAME          LOCATION      UNITS  OF THE ACT TYPE      (TAX)           VALUE      COUPON    DATE   DATE START CODE
Alpine Ridge Apts.    Flagstaff, AZ      194   221(D)(4)  FHA  $  6,300,865.41 $  6,396,338.49  9.680%  4/01/33 N/A   4/93  22
Americana Apts        Pasco, WA          128   223(F)     GNMA    1,759,243.45    1,717,147.61  7.250%  6/15/28 N/A   6/93   8
Apple Valley Apts     Sherwood, AR        50   223(F)     GNMA    1,936,503.65    1,895,861.63  7.250%  8/15/28 N/A   8/93   8
Arlington Townhouse   Royal Oak, MI      148   223(F)     FHA     4,160,640.19    4,186,606.78  7.625%  6/01/28 N/A   6/93   8
Ashwood Apartments    Midwest City, OK   157   232        GNMA    1,172,697.33    1,169,935.31 10.000%  3/15/20 N/A   4/90   3
Aspen Linwood Apts    Fort Lee, NJ        86   223(F)     FHA     2,898,952.26    2,873,991.01  8.125% 10/01/27 N/A   9/92   4
Austin Hewitt         Pulaski, TN         45   232        FHA     1,079,197.25    1,079,197.25 10.500%  1/01/31 N/A   1/91   4
Bell Avenue           Elk City, OK        70   232        FHA     1,868,475.73    1,868,475.03 10.580%  9/01/31 N/A   9/91  10
Bellhaven Nursing     Bellport, NY       240   232        GNMA   14,412,394.76   14,412,394.66 10.175% 12/15/31 N/A   6/93   7
Bentley Courts        Columbia, SC       272   221(D)(4)  GNMA    6,878,785.21    6,929,950.14  9.750%  4/15/31 N/A   4/91   8
Bradford Place        Suitland, MD       214   221(D)(4)  GNMA    5,576,987.23    5,544,371.28  8.000%  4/15/21 N/A   7/93   6
Briarwood Apts.       Dallas, TX          75   223(F)     GNMA    1,300,487.40    1,274,569.64 10.500% 12/15/22 N/A   4/90   3
Briarwood Gardens     Salina, KS          52   223(F)     GNMA      703,182.72      690,057.75  7.500% 11/15/23 N/A  10/93   5
Camelot Apts          Hamburg, NY        174   223(F)     GNMA    3,620,394.44    3,521,913.16  7.375%  7/15/28 N/A   7/93   8
Cedar Ridge--Phase 2  Charlotte, NC       96   223(F)     GNMA    2,632,447.81    2,640,700.00  7.000% 01/15/29 N/A  12/93   8
Charlesgate           Providence, RI     200   223(D)     GNMA      498,797.42      496,465.85 10.550% 11/15/17 N/A   5/90  25
Chateau Cupertino     Cupertino, CA      169   223(A)(7)  FHA    10,053,887.68    9,906,554.77  7.875%  8/01/28 N/A   5/93   9
Chesapeake Apts       Houston, TX        320   223(F)     GNMA    5,320,858.40    5,170,784.68  7.625%  7/15/28 N/A   7/93  11
Coachlite Apts        Hamburg, NY        110   223(F)     GNMA    2,439,425.32    2,373,068.69  7.375%  7/15/28 N/A   7/93   8
Community Residence   Orchard Park, NY     7   232        GNMA      541,480.79      537,417.62 10.050%  8/15/15 N/A   6/90   4
Country Gable Apts    Glendale, AZ       139   223(F)     GNMA    2,804,020.09    2,797,073.55  7.500%  7/15/28 N/A   7/93   8
Country Place Apts    Houston, TX        122   223(F)     GNMA    2,903,000.00    2,904,788.80  7.250%  6/15/18 N/A   6/93   5
Courtyard Plaza       Portland, OR       151   221(D)(4)  GNMA    6,811,175.25    6,811,175.25  9.470%  9/15/32 N/A   5/93   4
Crosscreek Apts.      Columbus, OH        72   223(F)     FHA     1,447,095.95    1,447,095.95  8.950%  7/01/27 N/A   7/92   8
Dogwood Manor         Charlotte, NC      120   223(D)     FHA       522,582.20      522,582.01  9.000%  8/01/30 N/A   5/89  10
Duck Creek Village    Garland, TX         84   223(F)     FHA     1,819,355.02    1,819,355.02  8.430%  2/01/28 N/A   2/93   5
El Dorado Apts        Tucson, AZ          96   223(F)     GNMA    1,442,119.06    1,439,432.41  7.250%  9/15/28 N/A   9/93   8
Executive House       Austin, TX          98   223(F)     GNMA    2,014,338.90    1,971,153.94  7.375%  6/15/28 N/A   6/93   5
Fountain Plaza Apt    Tucson, AZ         196   223(F)     GNMA    3,168,082.06    3,168,081.94  7.250%  8/15/28 N/A   8/93   8
Four Seasons--KS      Emporia, KS        198   223(F)     GNMA    3,444,160.83    3,388,424.87  7.250%  6/15/28 N/A   6/93   5
Foxhunt Apartments    Kettering, OH      250   223(F)     FHA     4,579,234.27    4,601,790.30  8.900%  4/01/27 N/A   4/92  11
Gardenbrook Apts      Beaverton, OR      120   223(F)     GNMA    2,162,853.34    2,128,792.02  7.250%  7/15/28 N/A   7/93   5
Gateway Square        Temple Hills, MD   297   223(F)     GNMA    5,147,136.67    5,118,556.23  9.500%  4/15/21 N/A  11/89  25
Good Acre             Silver Spring, MD  156   223(F)     GNMA    1,619,184.50    1,610,194.38  9.500%  4/15/21 N/A  11/89  25
Guinn Nursing Home    Jay, OK             98   232        FHA     2,284,749.62    2,284,749.70 10.590% 12/01/31 N/A  12/91   4
Harborside            East Chicago, IN   254   241        FHA     2,314,089.53    2,314,089.82 10.150%  2/01/19 N/A   9/91   5
Harrisburg Square     Omaha, NE          288   223(F)     GNMA    3,931,267.63    3,911,860.66  7.400%  6/15/28 N/A   6/93   8
Heritage Square       Edinburgh, TX      100   223(F)     GNMA    2,015,627.40    1,990,885.30  7.650%  8/15/27 N/A   7/93   8
Heritage Village      Fremont, CA        192   221(D)(4)  FHA    12,326,431.59   12,450,317.77  7.125%  7/01/27 N/A   9/93   8
Hidden Valley Apts    Northfield, MN     204   223(F)     FHA     4,495,218.66    4,494,101.43  7.400%  8/01/28 N/A   8/93   8

                                CRIIMI MAE

                          AS OF DECEMBER 31, 1993

                                (UNAUDITED)

                                                                       CARRYING
                                             NO. OF  SECTION   LOAN      VALUE                        NET   MATURITY PUT  L/PP
    PROPERTY NAME            LOCATION        UNITS  OF THE ACT TYPE      (TAX)        FACE VALUE    COUPON    DATE   DATE START
Highland Apartments    St. Paul, MN            46   223(F)     FHA  $    862,524.11 $    867,773.81  9.900% 10/01/21 N/A  10/91
Highland Park          Okmulgee, OK           100   232        FHA     2,532,871.12    2,532,871.12 10.375%  1/01/31 N/A   1/91
Hillcrest Manor        Westchester, KY        104   223(F)     GNMA    1,575,113.22    1,565,405.18  7.400%  6/15/28 N/A   6/93
Hunting Terrace        Alexandria, VA         183   223(F)     GNMA    6,379,309.74    6,343,887.47  9.500%  4/15/21 N/A  11/89
Iverson Towers         Baltimore, MD          260   223(F)     GNMA    2,613,853.65    2,619,286.80  9.500%  8/15/22 N/A   1/90
Kenilworth Towers      Riverdale, MD          217   223(F)     GNMA    5,799,372.65    5,767,170.91  9.500%  4/15/21 N/A  11/89
Key Towers             Alexandria, VA         140   223(F)     GNMA    6,287,202.93    6,218,398.90  8.250%  2/15/22 N/A   2/93
Kirkwood Apts.         W. Hyattsville, MD     662   223(F)     GNMA    7,567,408.08    7,525,389.19  9.500%  4/15/21 N/A  11/89
Knightride Manor       Bloomington, IN        104   223(F)     GNMA    2,451,768.05    2,433,536.86  7.250% 12/15/28 N/A
Koh Apartments         Seattle, WA             30   223(F)     GNMA    1,051,768.16    1,051,768.18  8.000%  2/15/28 N/A   2/93
Kreekview Apts         Birmingham, AL         162   223(F)     GNMA    4,756,488.17    4,697,972.48  7.000% 10/15/28 N/A   9/93
Lake Country Manor     Marietta, OK            62   223(F)     FHA     1,133,356.50    1,150,138.32  9.920%  7/01/25 N/A   7/90
Lakeside Apartments    East Chicago, IL       312   241        FHA     2,633,340.83    2,633,341.12 10.150%  2/01/26 N/A   2/91
Lancaster House        Lancaster, CA          119   223(F)     GNMA    3,876,425.62    3,843,278.73 10.250%  1/15/09 N/A   3/90
Landsdowne             Landover, MD           349   223(F)     GNMA    5,145,976.51    5,117,402.47  9.500%  4/15/21 N/A  11/89
Le Chateau Apts        Lake Charles, LA       200   221(D)(4)  GNMA    3,155,761.52    3,120,877.49  7.500%  7/15/28 N/A   7/93
LouAnn Terrace         Crystal, MN             70   223(F)     GNMA    1,441,719.07    1,420,510.40  7.250% 10/15/23 N/A   8/93
Majestic Oaks          Gainesville, FL        172   223(D)     FHA       215,172.60      223,633.54  9.750%  3/01/20 N/A  10/87
Marion House Care      Ocala, FL              120   232        GNMA    4,945,493.30    4,885,440.74 10.500%  4/15/31 N/A   4/91
Northwood Nursing      Bedford, NH            147   232        FHA     7,457,645.48    7,457,645.58  9.930%  3/01/33 N/A   8/91
Oak Hills Nursing (a)  Jones, OK              160   232        FHA     3,934,424.29    3,934,424.28  9.375%  3/01/31 N/A   4/92
Oakwood Village        Gretna, LA             219   223(F)     GNMA    2,744,959.82    2,713,917.99  7.700%  8/15/28 N/A   7/93
Orchard Lane Apts      North Salt Lake, UT     54   223(F)     GNMA    1,618,415.88    1,590,757.89  7.750%  7/15/28 N/A   7/93
Park at City West      Eden Prairie, MN       288   221(D)(4)  FHA     9,279,760.48    9,279,760.48  7.750%  2/01/27 N/A   3/93
Pecan Creek Apts.      Tulsa, OK               47   221(D)(4)  GNMA    1,023,420.48    1,023,420.48 10.020%  9/15/32 N/A  10/92
Pine Arbor Apts.       Houston, TX            111   223(F)     GNMA    1,234,031.24    1,220,403.20  7.625%  6/15/28 N/A   6/93
Plaza Apartments       Salinas, CA             62   241(F)     GNMA    1,302,599.42    1,309,063.17  7.750% 11/15/30 N/A  11/92
Plymouth Colony        Plymouth, MN           126   223(F)     GNMA    2,382,968.42    2,353,765.05  7.625%  8/15/23 N/A   7/93
Prospect Gardens       Bor. of Whitehall, PA  137   223(F)     FHA     1,916,130.27    1,891,288.90 10.000%  8/01/24 N/A   8/89
Quality Link           Windsor, NC             60   232        FHA     1,792,092.19    1,792,092.19 10.100%  6/01/31 N/A   7/91
Queens Park Plaza      Hyattsville, MD         94   223(F)     GNMA    1,989,668.30    1,978,620.33  9.500%  4/15/21 N/A  11/89
Regent Apartments      Brooklyn Park, MN      186   223(F)     GNMA    4,352,715.53    4,352,715.61  8.000%  1/15/27 N/A  11/92
San Jose Plaza Apt     Fresno, CA             176   221(D)(4)  GNMA    6,329,514.06    6,268,039.99  7.125%  8/15/26 N/A   7/93
San Jose South         San Jose, CA           583   223(F)     GNMA   30,249,792.63   29,978.521.52  7.250% 10/15/23 N/A  12/93
Scotch Pines Apts.     Coralville, IA         112   223(F)     GNMA    1,524,143.19    1,518,241.18 10.000% 10/15/23 N/A   3/90
Security House Apt     Seattle, WA            107   223(F)     GNMA    6,020,280.52    6,020,280.47  7.250%  6/15/28 N/A   6/93
Sheridan Village       Olathe, KS              82   223(F)     GNMA    1,271,015.63    1,275,000.00  7.000% 11/15/24 N/A   1/94
Sidney Square          Pittsburgh, PA          12   232        FHA       491,496.00      489,414.08 10.500%  5/01/28 N/A   7/89
Silver Court           Cherry Hill, NJ        228   223(F)     FHA    10,189,604.68   10,189,604.73  9.750% 10/01/32 N/A   8/93
Silver Oaks Apts       New Brighton, MN        96   223(F)     GNMA    2,145,008.87    2,090,871.72  7.375%  7/15/23 N/A   8/93
Somerset Park Apts     Troy, MI               790   223(F)     GNMA   30,767,678.16   30,181,584.85  7.340%  7/15/28 N/A   6/93
Southbend Apts.        Fitchburg, MA           36   223(F)     GNMA    1,271,109.69    1,265,500.00  7.250%  1/15/29 N/A  12/93
Southern Oaks          Oklahoma City, OK      105   232        FHA     2,444,880.20    2,444,880.20 10.375%  1/01/31 N/A   1/91
                       L/PP
    PROPERTY NAME      CODE
Highland Apartments      8
Highland Park            4
Hillcrest Manor          8
Hunting Terrace          3
Iverson Towers          25
Kenilworth Towers       25
Key Towers              25
Kirkwood Apts.          25
Knightride Manor
Koh Apartments           4
Kreekview Apts           4
Lake Country Manor       7
Lakeside Apartments      8
Lancaster House         25
Landsdowne               3
Le Chateau Apts          5
LouAnn Terrace           8
Majestic Oaks            1
Marion House Care        8
Northwood Nursing        7
Oak Hills Nursing (a)   23
Oakwood Village          8
Orchard Lane Apts        8
Park at City West       12
Pecan Creek Apts.        4
Pine Arbor Apts.         5
Plaza Apartments         4
Plymouth Colony          8
Prospect Gardens        11
Quality Link            19
Queens Park Plaza       25
Regent Apartments        4
San Jose Plaza Apt       4
San Jose South           4
Scotch Pines Apts.      25
Security House Apt       8
Sheridan Village         4
Sidney Square           13
Silver Court             5
Silver Oaks Apts         8
Somerset Park Apts       4
Southbend Apts.          8
Southern Oaks            4

                                CRIIMI MAE

           GOVERNMENT INSURED MULTIFAMILY MORTGAGES (CONCLUDED)

                          AS OF DECEMBER 31, 1993

                                (UNAUDITED)

                                         NO. OF  SECTION   LOAN CARRYING VALUE       FACE         NET   MATURITY PUT  L/PP  L/PP
   PROPERTY NAME          LOCATION       UNITS  OF THE ACT TYPE      (TAX)           VALUE      COUPON    DATE   DATE START CODE
Spring Glenn Apts    Vacaville, CA        176   221(D)     GNMA $  8,079,806.11 $  7,961,013.31  7.125% 11/15/26 N/A   9/93   5
Springtree Meadows   Middleton, WI        128   223(F)     GNMA    3,682,893.37    3,646,626.22  7.375%  8/15/28 N/A   8/93   8
Stonewood Apts.      Mooresville, NC       68   223(F)     GNMA    1,331,061.75    1,329,400.00  7.000%  1/15/29 N/A  12/93   8
Sun Valley Apts.     Atlanta, GA          322   223(F)     GNMA    5,119,767.69    5,099,924.92 10.000%  1/15/24 N/A   3/90  25
Sunset Apartments    Pasco, WA            120   223(F)     GNMA    2,233,251.97    2,179,816.83  7.250%  6/15/28 N/A   7/93   8
Sunset Village Apts  Flint, MI            169   223(F)     FHA     3,005,611.37    3,005,611.35  7.370% 10/01/23 N/A   9/93  26
Sweetwater Cove      Mapleton, GA         348   221(D)(4)  GNMA    7,676,487.55    7,572,842.66  7.000%  4/15/24 N/A   9/93  27
Tall Oaks Apts       Wichita, KS          288   223(F)     GNMA    4,171,332.33    4,088,131.21  7.250%  7/15/28 N/A   7/93   5
The Meadows          Lexington, KY        174   223(F)     GNMA    3,795,800.24    3,753,180.79 10.250%  1/15/23 N/A   4/90  25
The Poplars          Saginaw, MI          104   223(F)     GNMA    1,772,347.20    1,747,269.45  7.125% 12/15/23 N/A  11/93   8
Turtle Creek Apts    Houston, TX           91   223(F)     GNMA    1,057,839.85    1,040,999.96  7.150%  9/15/28 N/A   8/93   5
Twin Oaks Personal   N. Charleston, SC     60   232        GNMA    2,064,959.05    2,034,985.69 10.750%  3/15/26 N/A   9/91  11
University Manor     Silver Spring, MD    136   223(F)     GNMA    3,014,963.58    2,983,602.41  7.375%  1/15/21 N/A   6/93   8
University Village   San Bernadino, CA    197   221(D)(4)  GNMA    7,253,582.35    7,177,834.80  7.375%  7/15/28 N/A   6/93   8
Valencia Retirement  Albuqueque, NY       139   223(D)     FHA       492,042.08      496,931.92  9.000%  7/01/27 N/A   7/92  15
Villa Sorrento Apts  Upland, CA           289   223(F)     GNMA    7,274,774.69    7,221,037.00  7.500%  7/15/28 N/A   6/93  16
Wagnon Place         Warren, AR           133   232        GNMA    3,309,182.43    3,323,176.15  9.720%  5/15/32 N/A   6/92  17
Walden Pond          Lynchburg, VA         36   223(F)     GNMA      983,933.47      974,243.15  7.500%  8/01/28 N/A   7/93   8
Water Dance Apts     Shelbyville, IN      169   223(F)     GNMA    4,852,756.47    4,785,120.81  7.125%  6/15/28 N/A   6/93   5
Whispering Hills     Lexington, KY        135   223(F)     GNMA    2,716,891.05    2,716,891.05  8.600%  7/15/27 N/A   7/92   8
Williamstowne        Cheektowaga, NY      528   223(F)     GNMA   10,076,134.92   10,076,134.92  8.500%  4/15/21 N/A  12/92   4
Windsor South Apts   New Brighton, MN     135   223(F)     GNMA    1,811,300.02    1,793,500.73  7.375%  8/15/23 N/A   8/93   8
Woodcreek Apts       Fremont, CA           96   221(D)(4)  FHA     4,358,070.10    4,401,860.88  7.125% 10/01/26 N/A   9/93   8
Woodsdale Apts       Abbington, MD        264   223(F)     GNMA    5,947,145.11    5,950,834.53  7.250%  5/15/28 N/A   5/93  24
Yorkshire Apts       Montgomery City, MD  228   223(F)     GNMA   15,270,752.63   15,195,002.61  7.000%  7/15/31 N/A   8/93  24
3146 Minnehaha       Minneapolis, MN       17   223(F)     FHA       264,084.76      269,303.86  9.000% 12/01/21 N/A  12/91   8
46th Vincennes       Chicago, IL           28   221(D)(4)  FHA       688,809.45      720,639.16  9.500%  4/01/31 N/A   9/90  14
                                                                --------------- ---------------
  Permanent Loans    110(b)                                     $452,871,289.87 $450,044,116.67
                                                                =============== ===============

                                CRIIMI MAE

                 GOVERNMENT INSURED CONSTRUCTION MORTGAGES

                          AS OF DECEMBER 31, 1993

                                (UNAUDITED)

                                             NO. OF  SECTION   LOAN CARRYING VALUE       FACE         NET   MATURITY PUT  L/PP
     PROPERTY NAME            LOCATION       UNITS  OF THE ACT TYPE      (TAX)           VALUE      COUPON    DATE   DATE START
Bostonian Nursing        Dorchester, MA       119   232        FHA  $  3,273,817.64 $  3,273,817.64  9.250%  3/01/34 N/A   4/93
Centralia Fireside       Centralia, IL         98   232        FHA     2,886,339.40    2,886,339.40  9.750% 10/01/32 N/A  10/91
Centralia Friendship     Centralia, IL         94   232        FHA     2,774,189.00    2,774,189.00  9.750% 11/01/32 N/A  11/91
Devlin Manor             Cumberland, MD        82   232        FHA     5,373,008.83    5,400,008.88 10.000% 10/01/32 N/A  10/91
Eastgate Nursing         East Providence, RI   76   232        FHA     1,763,746.30    1,763,746.30  9.250%  7/01/33 N/A   5/93
Elderberry Nursing       Hayesville, NC        80   232        FHA     1,800,294.29    1,809,341.00  9.250%  5/01/33 N/A   3/92
Mentor Way Care          Mentor, OH           150   232        FHA     1,568,235.02    1,568,235.02  8.400%  3/01/35 N/A   3/95
New Rochelle Manor       New Rochelle, NY     250   232        FHA     5,430,963.10    5,451,405.88  9.720%  7/01/32 N/A   6/91
North Central Care       Spokane, WA           99   232        GNMA    1,795,424.90    1,758,066.00  7.750%  2/15/35 N/A   3/93
Pleasant Bay             Brewster, MA         135   232        FHA     1,375,304.02    1,361,687.15  9.250%  4/01/35 N/A   3/95
Regal Ridge Apts         Spokane, WA           97   221(D)(4)  FHA     1,090,086.08    1,090,086.08  8.125%  4/01/35 N/A  11/94
River Chase II Apts      Jackson, MS          120   221(D)(4)  FHA     1,233,052.44    1,220,844.00  8.000%  4/01/35 N/A   1/95
Riverview Health         East Haven, CT       120   232        FHA     8,817,419.31    8,524,393.30  8.500%  6/01/34 N/A   9/94
Wingate @ Brighton       Brighton, MA         123   232        FHA     3,737,921.01    3,700,911.90  8.550% 12/01/34 N/A   5/93
3801 Grand Board         Des Moines, IA        73   232        FHA       959,404.79      941,169.63  8.000% 10/01/34 N/A   8/93
                                                                    --------------- ---------------
  Construction Loans 15                                             $ 43,879,206.13 $ 43,524,241.18
                                                                    --------------- ---------------
    Total Loans 125(b)                                              $496,750,496.00 $493,568,357.85
                                                                    =============== ===============
                         L/PP
     PROPERTY NAME       CODE
Bostonian Nursing         20
Centralia Fireside        18
Centralia Friendship      18
Devlin Manor              19
Eastgate Nursing          20
Elderberry Nursing        20
Mentor Way Care           21
New Rochelle Manor        19
North Central Care        19
Pleasant Bay               4
Regal Ridge Apts           4
River Chase II Apts        8
Riverview Health           8
Wingate @ Brighton        25
3801 Grand Board          20
  Construction Loans 15
    Total Loans 125(b)

(a) Includes a supplemental note in the principal balance of $268,568 with a net coupon of 9.25% and a maturity date of July 1, 1996.

(b) Excludes one Mortgage Held for Disposition.

                              CRI LIQUIDATING

                 GOVERNMENT INSURED MULTIFAMILY MORTGAGES

                          AS OF DECEMBER 31, 1993

                                (UNAUDITED)

                                                                  CARRYING
                                        NO. OF  SECTION   LOAN      VALUE           FACE         NET   MATURITY  PUT  L/PP  L/PP
   PROPERTY NAME          LOCATION      UNITS  OF THE ACT TYPE      (TAX)           VALUE      COUPON    DATE   DATE  START CODE
Central Park Apts.   Detroit, MI          92    223(f)    GNMA $  1,316,892.13 $  1,673,621.67  9.750%  5/15/22   N/A  4/87   3
Charles River E.     Boston, MA          152    236       FHA     2,146,214.52    2,993,956.27  6.875%  1/01/16   N/A  2/74   1
Cinnamon Run 1       Silver Spring, MD   288    221(d)4   FHA     7,917,301.27   10,536,916.79  7.430% 11/01/22 12/02  3/81   1
Cloverset Valley     Kansas City, MO     258    221(d)4   FHA     7,397,051.35    9,944,417.90  7.430%  4/01/23  4/02  7/80   1
Colony Manor Apts.   Goodlettsville, TN  112    221(d)4   FHA     2,164,017.70    3,077,034.16  7.430% 12/01/24   N/A  7/83   1
Crestwood Villas     Birmingham, AL      270    221(d)4   FHA     4,661,914.19    6,702,549.50  7.430%  7/01/22  6/01  9/79   1
Crooked Creek Apts.  Indianapolis, IN    216    221(d)4   FHA     4,678,602.59    6,292,047.66  7.430%  6/01/23  5/02  2/81   1
Dillerwood Apts.     Bronx, NY            75    207       FHA       632,173.87      726,005.42 11.110%  4/01/23   N/A  3/83   1
Festival Field       Newport, RI         204    236       FHA     2,114,447.73    2,941,441.27  6.875%  6/01/14   N/A  2/73   1
Firethorn I          Indianapolis, IN    240    221(d)4   FHA     4,721,674.35    6,861,214.85  7.430%  9/01/23  9/02  3/81   1
Firethorn II Apts.   Indianapolis, IN    160    221(d)4   FHA     3,218,860.87    3,963,622.18  9.680%  9/01/23   N/A  5/82   1
Fox Hill Apts.       Hampton, VA          96    236       FHA     1,251,617.79    1,784,219.35  6.850%  4/01/15   N/A 11/73   1
Gordon Terrace       Chicago, IL          96    207       FHA     3,201,613.52    4,172,453.48  7.500%  2/01/21   N/A  8/79   1
Grandview Plaza      Great Falls, MT      97    236       FHA       764,977.76    1,058,127.00  6.930%  3/01/15   N/A  8/73   1
Hampton Gardens      North Hampton, MA   207    236       FHA     2,803,281.75    3,901,558.07  6.875%  3/01/15   N/A 12/72   1
Havenside Terrace    Sacramento, CA       38    221(d)4   FHA     1,086,308.98    1,523,410.67  7.430%  8/01/20  8/00  6/79   1
Holiday Park         Garland, TX         184    223(f)    GNMA    2,376,995.95    3,016,504.51  9.750%  9/15/22   N/A  9/87  25
Kingston Townhouses  Essex, MD           115    236       FHA     1,297,842.03    1,809,669.76  6.875% 11/01/15   N/A  9/71   1
Kulana Nani          Kaneohe, HI         160    236       FHA     2,181,481.24    3,001,580.40  6.930%  6/01/13   N/A  5/73   1
Lawyers Hill         Ellicott City, MD    84    236       FHA       873,712.36    1,219,096.17  6.875%  2/01/16   N/A  3/73   1
Lincoln Disc. Pk.    Sacramento, CA      128    221(d)4   FHA     2,782,721.95    3,930,814.29  7.430%  9/01/24   N/A  7/84   1
Los Robles Apts.     Union City, CA      140    236       FHA     2,020,744.65    2,819,554.55  6.875%  2/01/16   N/A  1/73   1
Manassas Park        Manassas Park, VA   166    236       FHA     2,543,856.76    3,542,169.31  6.875%  5/01/15   N/A  5/72   1
Meadows East         Sparks, NV          200    236       FHA     1,844,423.95    2,543,788.50  6.930%  3/01/14   N/A 12/72   1
Mountain View Apts.  Camarillo, CA       106    221(d)4   FHA     2,359,582.32    3,301,219.85  7.430% 11/01/19  1/00  6/78   1
Northshore Woods     Knoxville, TN       140    221(d)4   FHA     2,765,054.92    3,711,121.08  7.430%  7/01/22  3/03  9/80   1
Old Oak Apartments   Little Rock, AR     112    221(d)4   FHA     2,620,402.08    3,247,150.24  7.430%  2/01/25   N/A  8/83   1
Parker House Apts.   Detroit, MI          36    221(d)4   FHA       303,649.53      373,683.92  9.680% 11/01/22   N/A  7/82   1
Parkview Apts.       Great Falls, MT      84    236       FHA       656,950.00      901,418.38  6.930%  9/01/12   N/A  7/71   1
Pin Oak Village      Oil City, PA        100    236       FHA     1,016,091.42    1,445,936.86  6.850%  5/01/15   N/A 12/73   1
Pleasant Greens      Pleasanton, CA      131    236       FHA     1,985,538.24    2,756,168.16  6.930%  5/01/16   N/A  5/74   1
Pleasant Village     Fresno, CA          100    236       FHA       863,140.73    1,195,281.88  6.930%  8/01/15   N/A  2/73   1
Pleasantdale Apts.   Doralville, GA      210    221(d)4   FHA     4,272,599.47    6,417,131.23  7.430%  9/01/24   N/A  4/82   1
Regency Manor        Rutland, VT         120    236       FHA     1,202,494.58    1,672,806.72  6.875%  9/01/13   N/A 10/72   1
Riverwood Apts       Milwaukee, WI        90    221(d)4   FHA     1,940,738.70    2,525,227.45  7.430%  1/01/22  8/00  8/80   1
Russell Square Apts  Phenix City, AL     100    221(d)4   FHA     1,801,696.68    2,191,261.98  9.680%  2/01/25   N/A  8/83   1
Shelter Hill Apts.   Mill Valley, CA      75    236       FHA     1,736,329.56    2,430,408.73  6.875%  5/01/17   N/A 12/75   1
Sleepy Hollow Apts.  Madison, WI         124    221(d)4   FHA     2,229,150.91    3,163,296.81  7.430%  5/01/21  5/01 12/79   1
Stonewood Village    Madison, WI         144    221(d)4   FHA     2,880,745.86    3,690,816.42  9.680%  2/01/25   N/A  6/83   1
Tanglewood Apts.     Knoxville, TN       105    221(d)4   FHA     1,545,638.81    2,108,048.36  7.430%  9/01/20 11/01 11/78   1
The Willows          Port Arthur, TX     168    221(d)4   FHA     3,078,491.17    3,744,811.82  9.680%  6/01/25   N/A 12/83   1
Timbercroft IV & V   Reistertown, MD     279    236       FHA     3,577,946.18    4,859,022.32  7.600% 11/01/17   N/A 12/75   1
Turtle Creek Apts.   Pontiac, MI         125    221(d)4   FHA     3,069,519.47    3,778,504.79  7.430%  8/01/21   N/A  3/80   1

                              CRI LIQUIDATING

                          AS OF DECEMBER 31, 1993

                                (UNAUDITED)

                                                                    CARRYING
                                          NO. OF  SECTION   LOAN      VALUE           FACE        NET   MATURITY  PUT  L/PP  L/PP
   PROPERTY NAME           LOCATION       UNITS  OF THE ACT TYPE      (TAX)           VALUE      COUPON   DATE   DATE  START CODE
Villa de Mission      Las Vegas, NV        226    221(d)4   FHA  $  5,794,308.42 $  7,611,407.87 7.430%  3/01/21  2/01  9/79   1
Wakefield Terrace     St. Charles, MD      204    236       FHA     3,760,314.88    5,231,385.34 7.350%  4/01/20   N/A  9/77   1
Willow Creek          Portage, IN          130    236       FHA     1,576,526.97    2,192,065.10 6.875% 11/01/14   N/A  2/73   1
Willow Dayton II      Chicago, IL           87    220       FHA     3,286,727.94    4,187,903.93 9.680%  3/01/25   N/A  6/83   1
Willowcrest Prcl G    Frederick, MD        204    221(d)4   FHA     3,064,373.67    4,397,817.38 7.430%  8/01/19  5/00 10/77   1
Windrush Apartments   Decatur, GA          202    221(d)4   FHA     4,649,155.96    6,751,322.29 7.430%  7/01/24  5/03  5/82   1
1120 North Lasalle    Chicago, IL          263    220       FHA     9,830,123.53   13,643,931.31 7.500%  9/01/22   N/A  6/80   1
441 Ocean Avenue      Brooklyn, NY         207    223(f)    FHA       877,159.91    1,045,100.24 9.340%  1/01/25   N/A 12/84   1
                                                                 --------------- ---------------
 Subtotal             51(a)                                       138,743,181.17  188,610,024.19
                                                                 --------------- ---------------
  The following Government Insured Multifamily Mortgages were sold by CRI Liquidating on February 10, 1994:
Brookridge Twnhs 2    Salisbury, MD        140    221(d)4   FHA     3,189,003.96    4,584,909.98 7.430%  7/01/22  2/02  4/81   1
Hidden Oaks II        Albany, GA           112    221(d)4   FHA     1,854,739.48    2,604,962.66 7.430% 12/01/21  3/01  4/80   1
Hidden Valley Apts.   Spring Township, PA  154    221(d)4   FHA     2,557,580.25    3,611,460.87 7.430%  5/01/19  2/00  6/77   1
Holly St. Tnhs 2      Waldorf, MD           60    221(d)4   FHA     1,106,182.36    1,575,458.87 7.400%  2/01/21 10/00 10/79   1
Holly St. Tnhs 1      Waldorf, MD          150    221(d)4   FHA     2,807,779.49    4,002,075.53 7.400%  6/01/21 12/00 10/79   1
The Glen              Falls Church, VA     152    221(d)4   FHA     1,870,274.00    2,611,626.18 7.430%  4/01/19 11/99  1/86   1
The Tree House        Schaumburg, IL       272    221(d)4   FHA     4,293,765.20    6,115,313.65 7.400%  2/01/21  4/01  8/78   1
Treehaven Apts        Summerville, SC       88    221(d)4   FHA       800,227.89    1,133,839.17 7.400%  2/01/20  2/00  2/80   1
Westwind Apts         Roseville, CA        126    221(d)4   FHA     2,520,472.09    3,596,688.11 7.400% 12/01/21  5/01  7/80   1
Windermere House      Chicago, IL          220    221(d)4   FHA     6,085,988.39    8,006,545.94 7.430%  6/01/23  1/03 12/80   1
                                                                 --------------- ---------------
 Subtotal             10(a)                                        27,086,013.11   37,842,880.96
                                                                 --------------- ---------------
 Total                61(a)                                      $165,829,194.28 $226,452,905.15
                      =====                                      =============== ===============

(a) Excludes two Mortgages Held for Disposition.

    LOAN LOCKOUT/PREPAYMENT PENALTY ("L/PP") CODE DESCRIPTIONS TO APPENDIX A

 1. 3% prepayment penalty ("PP") declining by 1/8% p/yr
 2. 9 year lock; thereafter 3% PP declining by 1% p/yr
 3. 3% PP declining by 1% p/yr
 4. 10 year lock
 5. 5 year lock
 6. 3 year lock
 7. 3% PP declining by 1/4% p/yr
 8. 5 year lock; thereafter 5% PP declining by 1% p/yr
 9. 3 year lock; thereafter 3 1/2% PP declining by 1/2% p/yr
10. 6 year; thereafter 5% PP declining by 1% p/yr
11. 5% PP declining by 1% p/yr
12. 7 year lock; thereafter 2% PP declining by 1% p/yr
13. 7 year lock; thereafter 3% PP declining by 1/2% p/yr
14. 5 year lock; thereafter 10%, 7%, 5%, 3%, 1%
15. 6% PP declining by 1% p/yr
16. 5% PP until end of year 6; thereafter declining by 1% p/yr
17. 2 4/5% PP declining by 1/5% p/yr
18. 2 year lock; thereafter 2% PP declining by 1% p/yr
19. 10 year lock starting at end of construction or final endorsement
20. 5 year lock; thereafter 5% PP declining by 1% p/yr starting at end of construction or final endorsement
21. 3 year lock; thereafter 3% PP declining by 1% p/yr
22. 10% PP declining by 1% p/yr
23. 8 year lock
24. 5 year lock; thereafter 3% PP declining by 1% p/yr
25. No lockout or prepayment penalty
26. 2 month lock; thereafter 5% PP declining by 1% p/yr

27. 3% PP until end of year 3; thereafter declining by 1% p/yr

                   (THIS PAGE INTENTIONALLY LEFT BLANK.)

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants.................................... F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Income........................................... F-4
Consolidated Statements of Changes in Shareholders' Equity.................. F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
 CRIIMI MAE Inc.

  We have audited the accompanying consolidated balance sheets of CRIIMI MAE Inc. (CRIIMI MAE) and its Subsidiaries as of December 31, 1992 and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1991, 1992 and 1993. These financial statements are the responsibility of CRIIMI MAE's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CRIIMI MAE and its Subsidiaries as of December 31, 1992 and 1993, and the consolidated results of their operations and their cash flows for the years ended December 31, 1991, 1992 and 1993, in conformity with generally accepted accounting principles.

  As explained in Note 2 of the notes to the consolidated financial statements, effective December 31, 1993, CRIIMI MAE and its Subsidiaries changed their method of accounting for their investment in mortgages.

                                          Arthur Andersen & Co.

Washington, D.C.

February 11, 1994

                                CRIIMI MAE INC.

                          CONSOLIDATED BALANCE SHEETS

                                                           DECEMBER 31,
                                                     --------------------------
                      ASSETS                             1992          1993
                      ------                         ------------  ------------
Investment in mortgages, at amortized cost, net of
 unamortized discount of $49,183,644 and unamor-
 tized premium of $3,182,138, respectively
  Near par or premium..............................  $233,590,108  $495,846,514
  Discount.........................................   192,703,833       903,982
  Participating....................................    22,024,884           --
  Mortgages held for disposition...................    24,644,408           --
                                                     ------------  ------------
    Total..........................................   472,963,233   496,750,496
                                                     ------------  ------------
Investment in mortgages, at fair value
  Discount.........................................           --    215,866,436
  Near par or premium..............................           --     17,647,797
  Mortgages held for disposition...................           --     11,326,356
                                                     ------------  ------------
    Total..........................................           --    244,840,589
                                                     ------------  ------------
Investment in insured mortgage funds and advisory
 partnership.......................................    31,144,793    30,907,157
Investment in limited partnerships.................       953,868       436,090
Cash and cash equivalents..........................     6,600,134    13,599,860
Receivables and other assets.......................     5,800,119     7,600,729
Deferred financing costs, net of accumulated amor-
 tization of $3,633,291 and $7,355,095, respective-
 ly................................................     6,695,299     9,745,974
Deferred costs, principally paid to related par-
 ties, net of accumulated amortization of
 $1,974,492 and $1,870,587, respectively...........     2,509,612     4,820,135
                                                     ------------  ------------
    Total assets...................................  $526,667,058  $808,701,030
                                                     ============  ============
       LIABILITIES AND SHAREHOLDERS' EQUITY
       ------------------------------------
Liabilities:
  Commercial paper.................................  $186,300,000  $ 95,306,000
  Long-term debt...................................    61,668,480   383,739,048
  Accounts payable and accrued expenses............       601,851     3,391,411
  Interest payable.................................       591,311     2,575,979
                                                     ------------  ------------
    Total liabilities..............................   249,161,642   485,012,438
                                                     ------------  ------------
Minority interests in consolidated subsidiary......    84,396,604   108,399,813
                                                     ------------  ------------
Commitments and contingencies
Shareholders' equity:
  Preferred stock..................................           --            --
  Common stock.....................................       211,848       211,848
  Net unrealized gains on mortgage investments of
   subsidiary......................................           --     29,028,019
  Additional paid-in capital.......................   202,409,067   195,561,015
                                                     ------------  ------------
                                                      202,620,915   224,800,882
  Less treasury stock, at cost--1,001,274 shares...    (9,512,103)   (9,512,103)
                                                     ------------  ------------
    Total shareholders' equity.....................   193,108,812   215,288,779
                                                     ------------  ------------
    Total liabilities and shareholders' equity.....  $526,667,058  $808,701,030
                                                     ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                CRIIMI MAE INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                           FOR THE YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                             1991         1992         1993
                                         ------------  -----------  -----------
Income:
  Mortgage investment income:
    Stated interest....................  $ 47,984,287  $44,685,263  $49,003,805
    Discount amortization..............     1,369,050    1,271,288    1,307,072
    Premium amortization...............       (30,693)     (25,603)     (41,305)
                                         ------------  -----------  -----------
                                           49,322,644   45,930,948   50,269,572
  Other investment income..............     3,547,196    2,209,979    3,646,224
  Income from investment in insured
   mortgage funds and advisory partner-
   ship................................       824,283    1,959,979    2,490,854
  Income from investment in limited
   partnerships........................       623,876      600,852       43,605
                                         ------------  -----------  -----------
                                           54,317,999   50,701,758   56,450,255
                                         ------------  -----------  -----------
Expenses:
  Interest expense.....................    25,790,597   24,391,901   28,008,282
  Termination of interest rate swap....           --           --     4,890,234
  Annual Fee to related party..........     2,324,847    2,073,818    2,500,785
  Incentive Fee to related party.......           --       163,798      213,972
  General and administrative...........     2,320,797    2,287,013    2,509,567
  Provision for settlement of litiga-
   tion................................           --           --     1,500,000
  Professional fees....................       634,535      539,196    1,296,459
  Amortization of deferred costs.......       494,113      374,591      343,407
  Mortgage servicing fees..............       303,461      304,105      489,773
                                         ------------  -----------  -----------
                                           31,868,350   30,134,422   41,752,479
                                         ------------  -----------  -----------
Income before mortgage dispositions,
 gain on sale of shares of subsidiary
 and loss on investment in limited
 partnership...........................    22,449,649   20,567,336   14,697,776
Mortgage dispositions:
  Gains................................     5,230,542    6,115,747    8,116,948
  Losses...............................    (1,182,656)    (382,602)    (759,203)
Gain on sale of shares of subsidiary...           --           --     3,281,750
Loss on investment in limited partner-
 ship..................................           --      (731,951)         --
                                         ------------  -----------  -----------
Income before minority interests and
 extraordinary item....................    26,497,535   25,568,530   25,337,271
Minority interests in net income of
 consolidated subsidiary...............   (10,854,526)  (9,527,299)  (9,579,766)
                                         ------------  -----------  -----------
Income before extraordinary item.......    15,643,009   16,041,231   15,757,505
Extraordinary item--loss on extinguish-
 ment of debt..........................    (6,642,450)         --           --
                                         ------------  -----------  -----------
Net income.............................  $  9,000,559  $16,041,231  $15,757,505
                                         ============  ===========  ===========
Per share data:
  Operating income.....................  $        .78  $       .79  $       .78
  Extraordinary loss...................          (.33)         --           --
                                         ------------  -----------  -----------
      Net income per share.............  $        .45  $       .79  $       .78
                                         ============  ===========  ===========
Weighted average shares outstanding,
 exclusive of shares held in treasury..    20,183,552   20,183,533   20,183,533
                                         ============  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                CRIIMI MAE INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1991, 1992 AND 1993

                                                     NET
                                                 UNREALIZED
                             COMMON STOCK         GAINS ON
                          --------------------    MORTGAGE     ADDITIONAL                                  TOTAL
                                        PAR      INVESTMENTS    PAID-IN     UNDISTRIBUTED  TREASURY    SHAREHOLDERS'
                            SHARES     VALUE    OF SUBSIDIARY   CAPITAL      NET INCOME      STOCK        EQUITY
                          ----------  --------  ------------- ------------  ------------- -----------  -------------
Balance, December 31,
 1990...................  21,185,671  $211,857   $       --   $220,495,165   $       --   $(9,512,103) $211,194,919
 Adjustment to amounts
  issued................        (845)       (9)          --              9           --           --            --
 Net income.............         --        --            --            --      9,000,559          --      9,000,559
 Dividends of $0.45 per
  share.................         --        --            --            --     (9,000,559)         --     (9,000,559)
 Return of capital of
  $0.63 per share.......         --        --            --    (12,797,677)          --           --    (12,797,677)
                          ----------  --------   -----------  ------------   -----------  -----------  ------------
Balance, December 31,
 1991...................  21,184,826   211,848           --    207,697,497           --    (9,512,103)  198,397,242
 Adjustment to amounts
  issued................         (19)      --            --            --            --           --            --
 Adjustment to minority
  interests in
  consolidated subsidi-
  ary
  for actual shares is-
  sued..................         --        --            --        766,891           --           --        766,891
 Payment of dividends
  for prior years.......         --        --            --       (298,331)          --           --       (298,331)
 Net income.............         --        --            --            --     16,041,231          --     16,041,231
 Dividends of $0.79 per
  share.................         --        --            --            --    (16,041,231)         --    (16,041,231)
 Return of capital of
  $0.29 per share.......         --        --            --     (5,756,990)          --           --     (5,756,990)
                          ----------  --------   -----------  ------------   -----------  -----------  ------------
Balance, December 31,
 1992...................  21,184,807   211,848           --    202,409,067           --    (9,512,103)  193,108,812
 Net income.............         --        --            --            --     15,757,505          --     15,757,505
 Dividends of $0.78 per
  share.................         --        --            --            --    (15,757,505)         --    (15,757,505)
 Return of capital of
  $0.34 per share.......         --        --            --     (6,848,052)          --           --     (6,848,052)
 Net unrealized gains on
  mortgage investments
  of subsidiary.........         --        --     29,028,019           --            --           --     29,028,019
                          ----------  --------   -----------  ------------   -----------  -----------  ------------
Balance, December 31,
 1993...................  21,184,807  $211,848   $29,028,019  $195,561,015   $       --   $(9,512,103) $215,288,779
                          ==========  ========   ===========  ============   ===========  ===========  ============




  The accompanying notes are an integral part of these consolidated financial statements.

                                CRIIMI MAE INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        FOR THE YEARS ENDED DECEMBER 31,
                                     -----------------------------------------
                                         1991          1992          1993
                                     ------------  ------------  -------------
Cash flows from operating activi-
 ties:
 Net income........................  $  9,000,559  $ 16,041,231  $  15,757,505
 Adjustments to reconcile net in-
  come to net cash provided by op-
  erating activities:
   Amortization of deferred costs..       494,113       374,591        343,407
   Amortization of deferred financ-
    ing costs and discount on long-
    term debt......................       907,972     3,249,891      4,209,980
   Amortization of deferred AIM ac-
    quisition costs................           --        322,017        224,528
   Mortgage discount amortization..    (1,369,050)   (1,271,288)    (1,307,072)
   Mortgage premium amortization...        30,693        25,603         41,305
   Other short-term investment pre-
    mium amortization..............           --      1,226,457      7,727,101
   Gains on mortgage dispositions..    (5,230,542)   (6,115,747)    (8,116,948)
   Losses on mortgage dispositions.     1,182,656       382,602        759,203
   Gain on sale of shares of sub-
    sidiary........................           --            --      (3,281,750)
   Loss on investment in limited
    partnership....................           --        731,951            --
   Equity earnings from investment
    in limited partnerships........      (623,876)     (600,852)       (43,605)
   Interest received under the eq-
    uity method of accounting but
    treated as reduction of invest-
    ment in limited partnerships...       919,755       972,704        308,093
   Other operating activities......        75,120       (69,086)           --
   Minority interest in earnings of
    subsidiary.....................    10,854,526     9,527,299      9,579,766
   Changes in assets and liabili-
    ties:
     (Increase) decrease in receiv-
      ables and other assets.......      (140,692)    1,011,754     (1,800,610)
     Increase (decrease) in ac-
      counts payable and accrued
      expenses.....................       499,450    (1,632,057)     2,789,560
     (Decrease) increase in inter-
      est payable..................    (2,983,369)      318,023      1,576,692
                                     ------------  ------------  -------------
      Net cash provided by operat-
       ing activities..............    13,617,315    24,495,093     28,767,155
                                     ------------  ------------  -------------
Cash flows from investing activi-
 ties:
 Purchase of mortgages and advances
  on construction loans............   (61,502,471)  (31,823,117)  (312,654,818)
 Proceeds from mortgage disposi-
  tions............................   119,049,031    50,425,606     93,437,842
 Purchase of other short-term in-
  vestments........................           --    (66,751,139)  (175,300,539)
 Proceeds from sale of other short-
  term investments.................           --     65,491,782    167,111,884
 Net proceeds from sale of shares
  of subsidiary....................           --            --      26,431,250
 Purchase of interests in insured
  mortgage funds and advisory part-
  nership..........................   (24,429,305)          --             --
 Receipt of mortgage and other
  short-term investment principal
  from scheduled payments..........     3,791,664     3,939,855      4,961,447
 Receipt of principal from invest-
  ment in insured mortgage funds...           --        585,567         13,108
 Payment of deferred costs (includ-
  ing deferred acquisition costs)..    (3,715,958)      (42,147)    (2,653,930)
 Annual return from investment in
  limited partnerships.............       373,310       253,292        253,292
 Proceeds from redemption/sale of
  HUD debentures...................           --      2,334,150      6,062,502
                                     ------------  ------------  -------------
      Net cash provided by (used
       in) investing activities....    33,566,271    24,413,849   (192,337,962)
                                     ------------  ------------  -------------
Cash flows from financing activi-
 ties:
 Proceeds from long-term debt......    85,000,000           --     346,712,648
 Principal payments on long-term
  debt.............................   (13,250,000)  (23,331,520)   (24,642,080)
 Net proceeds from/(paydown of)
  commercial paper.................    26,514,266    25,832,435    (90,586,024)
 Decrease in debt service reserve..    17,627,640           --             --
 Proceeds from short-term debt.....           --     56,150,273    115,631,517
 Payment on short-term debt........           --    (56,150,273)  (115,631,517)
 Increase in deferred financing
  costs............................    (3,718,405)     (328,029)    (7,260,655)
 Dividends (including return of
  capital) paid to shareholders,
  including minority interests.....   (53,376,523)  (46,142,788)   (53,653,356)
 Early extinguishment of long-term
  debt.............................   (97,621,875)          --             --
 Purchase of U.S. Treasury Securi-
  ties for defeasance of long-term
  debt.............................   (21,604,000)          --             --
                                     ------------  ------------  -------------
      Net cash (used in) provided
       by financing activities.....   (60,428,897)  (43,969,902)   170,570,533
                                     ------------  ------------  -------------
Net (decrease) increase in cash and
 cash equivalents..................   (13,245,311)    4,939,040      6,999,726
Cash and cash equivalents, begin-
 ning of year......................    14,906,405     1,661,094      6,600,134
                                     ------------  ------------  -------------
Cash and cash equivalents, end of
 year..............................  $  1,661,094  $  6,600,134  $  13,599,860
                                     ============  ============  =============

  The accompanying notes are an integral part of these consolidated financial statements.

                                CRIIMI MAE INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND THE MERGER

  CRIIMI MAE Inc. (CRIIMI MAE) (formerly CRI Insured Mortgage Association, Inc.), is an infinite-life, actively managed real estate investment trust
(REIT), which specializes in government insured and guaranteed mortgage investments secured by multifamily housing complexes (Government Insured Multifamily Mortgages) located throughout the United States. CRIIMI MAE's principal objectives are to provide stable or growing quarterly cash distributions to its shareholders while preserving and protecting its capital. CRIIMI MAE seeks to achieve these objectives by investing primarily in Government Insured Multifamily Mortgages using a combination of debt and equity financing. CRIIMI MAE and its subsidiary, CRI Liquidating REIT, Inc. (CRI Liquidating), are Maryland corporations.

  CRIIMI MAE and CRI Liquidating were formed in 1989 to effect the merger into CRI Liquidating (the Merger) of three federally insured mortgage funds sponsored by C.R.I., Inc. (CRI), a Delaware corporation formed in 1974: CRI Insured Mortgage Investments Limited Partnership (CRIIMI I); CRI Insured Mortgage Investments II, Inc. (CRIIMI II); and CRI Insured Mortgage Investments III Limited Partnership (CRIIMI III; and, together with CRIIMI I and CRIIMI II, the CRIIMI Funds). The Merger was effected to provide certain potential benefits to investors in the CRIIMI Funds, including the elimination of unrelated business taxable income for certain tax-exempt investors, the diversification of investments, the reduction of general overhead and administrative costs as a percentage of assets and total income and the simplification of tax-reporting information. In the Merger, which was approved by investors in each of the CRIIMI Funds and subsequently consummated on November 27, 1989, investors in the CRIIMI Funds received, at their option, shares of CRI Liquidating common stock or shares of CRIIMI MAE common stock.


  Investors in the CRIIMI Funds that received shares of CRIIMI MAE common stock became shareholders in an infinite-life, actively managed REIT having the potential to increase the size of its portfolio and enhance the returns to its shareholders. CRIIMI MAE shareholders retained their economic interests in the assets of the CRIIMI Funds which were transferred to CRI Liquidating through the issuance of one CRI Liquidating share to CRIIMI MAE for each share of CRIIMI MAE common stock issued to investors in the Merger. Upon the completion of the Merger, CRIIMI MAE held a total of 20,361,807 CRI Liquidating shares, or approximately 67% of the issued and outstanding CRI Liquidating shares.

  Investors in the CRIIMI Funds that received shares of CRI Liquidating common stock, as well as CRIIMI MAE, became shareholders in a finite-life, self-liquidating REIT the assets of which consist primarily of Government Insured Multifamily Mortgages and other assets formerly held by the CRIIMI Funds. CRI Liquidating intends to hold, manage and dispose of its mortgage investments in accordance with the objectives and policies of the CRIIMI Funds, including disposing of any remaining mortgage investments by 1997 through an orderly liquidation.

  Pursuant to a Registration Rights Agreement dated November 28, 1989 between CRIIMI MAE and CRI Liquidating, CRIIMI MAE sold 3,162,500 of its CRI Liquidating shares in an underwritten public offering which was consummated in November 1993. As a result of such sale, CRIIMI MAE holds a total of 17,199,307 CRI Liquidating shares, or approximately 57% of CRI Liquidating's issued and outstanding common stock. CRIIMI MAE used approximately $4.9 million of the approximately $26.5 million in net proceeds to terminate a 9.23% interest rate swap agreement on $25 million of CRIIMI MAE's existing indebtedness and used the remaining net proceeds to purchase Government Insured Multifamily Mortgages.

  CRIIMI MAE and CRI Liquidating are governed by a board of directors, a majority of whom are independent directors with extensive industry related experience. The Board of Directors of CRIIMI MAE and CRI Liquidating has engaged CRI Insured Mortgage Associates Adviser Limited Partnership (the Adviser) to act in the capacity of adviser to CRIIMI MAE and CRI Liquidating. The Adviser's general partner is CRI

                             CRIIMI MAE INC.

and its operations are conducted by CRI's employees. CRIIMI MAE's and CRI Liquidating's executive officers are senior executive officers of CRI. The Adviser manages CRIIMI MAE's portfolio of Government Insured Multifamily Mortgages and other assets with the goal of maximizing CRIIMI MAE's value, and conducts CRIIMI MAE's day-to-day operations. Under an advisory agreement between CRIIMI MAE and the Adviser, the Adviser and its affiliates receive certain fees and expense reimbursements (see Note 3).

  On September 6, 1991, CRIIMI MAE, through its wholly owned subsidiary CRIIMI, Inc., acquired from Integrated Resources, Inc. (Integrated) all of the general partnership interests in four publicly held limited partnerships known as the American Insured Mortgage Investors Funds (the AIM Funds). The AIM Funds own mortgage investments which are substantially similar to those owned by CRIIMI MAE and CRI Liquidating. CRIIMI, Inc. receives the general partner's share of income, loss and distributions (which ranges among the AIM Funds from 2.9% to 4.9%) from each of the AIM Funds. In addition, CRIIMI MAE owns indirectly a limited partnership interest in the adviser to the AIM Funds in respect of which CRIIMI MAE receives a guaranteed return each year (see Note
14).

  CRIIMI MAE and CRI Liquidating have qualified and intend to continue to qualify as REITs under Sections 856-860 of the Internal Revenue Code. As REITs, CRIIMI MAE and CRI Liquidating do not pay taxes at the corporate level. Qualification for treatment as REITs require CRIIMI MAE and CRI Liquidating to meet certain criteria, including certain requirements regarding the nature of their ownership, assets, income and distributions of taxable income.

  On October 19, 1993, CRIIMI MAE filed a Registration Statement on Form S-3 (Commission File No. 33-50679), expected to be amended on February 16, 1994, to register for sale to the public approximately 6.0 million shares of CRIIMI MAE's common stock (or 6.9 million shares if the underwriters exercise their overallotment option) (the Equity Offering). While there is no assurance that the Equity Offering will be consummated, it is currently expected that the sale will be completed in March 1994, subject to, among other things, such Registration Statement becoming effective and market conditions at such time. The net proceeds from the sale of the shares are estimated to be approximately $64.3 million (based on an offering price of $11.50 per share, the reported last sale price on February 11, 1994, and not including the over-allotment). Although no specific investments have as yet been selected, CRIIMI MAE intends to use such proceeds primarily for the acquisition of Government Insured Multifamily Mortgages, the purchase of interest rate hedging agreements and for other general corporate purposes, including, without limitation, working capital. It is not expected that any of the proceeds will be used to repay indebtedness of CRIIMI MAE. The costs of the Equity Offering, including professional fees, filing fees, printing costs and other items, are expected to approximate $.6 million (which was incurred or accrued as of December 31, 1993). Additionally, underwriting fees in an amount which approximates 6.0% of the gross offering proceeds are expected to be incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Method of accounting

  The consolidated financial statements of CRIIMI MAE are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

 Reclassifications

  Certain amounts in the consolidated financial statements as of December 31, 1992 and for the years ended December 31, 1991 and 1992 have been reclassified to conform with the 1993 presentation.

                             CRIIMI MAE INC.

 Cash and cash equivalents

  Cash and cash equivalents consist of money market funds, time and demand deposits and repurchase agreements with original maturities of three months or less.

 Consolidation and minority interests

  The consolidated financial statements reflect the financial position, results of operations, and cash flows of CRIIMI MAE, CRI Liquidating, and CRIIMI, Inc., for all periods presented. All intercompany accounts and transactions have been eliminated in consolidation.

  Since CRIIMI MAE owned approximately 67%, 67% and 57% of CRI Liquidating as of December 31, 1991, 1992 and 1993, respectively, the ownership interests of the other shareholders in the equity and net income of CRI Liquidating are reflected as minority interests in the accompanying consolidated financial statements.

 Consolidated statements of cash flows

  Since the consolidated statements of cash flows are intended to reflect only cash receipt and cash payment activity, the consolidated statements of cash flows do not reflect investing and financing activities that affect recognized assets and liabilities and do not result in cash receipts or cash payments. Such activity consisted of the following:

  . In July 1991, CRI Liquidating received $2,334,150 in 12 3/4% United
    States Department of Housing and Urban Development (HUD) debentures as proceeds from the disposition of the mortgage investment in Oak Hill Road Apartments. The proceeds from the redemption of the HUD debentures, including interest, were received in January 1992.

  Cash payments made for interest for the years ended December 31, 1991, 1992 and 1993 were $27,883,482, $20,826,987 and $22,448,356, respectively.

 Investment in mortgages

  In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). This statement requires that most investments in debt and equity securities be classified into one of the following investment categories based upon the circumstances under which such securities might be sold: Held to Maturity, Available for Sale, and Trading. Generally, certain debt securities for which an enterprise has both the ability and intent to hold to maturity should be accounted for using the amortized cost method and all other securities must be recorded at their fair values. This statement, though not required to be adopted until 1994 for CRIIMI MAE and CRI Liquidating, has been adopted for the year ended December 31, 1993.

  CRIIMI MAE, an infinite-life entity, has the intent and ability to hold its mortgage investments until maturity. Consequently, all mortgage investments, excluding Mortgages Held for Disposition (see Note 6), have been classified as Held to Maturity and continue to be recorded at amortized cost as of December 31, 1993. CRI Liquidating intends to dispose of existing Government Insured Multifamily Mortgages by March 31, 1997 through an orderly liquidation. In order to achieve this objective, CRI Liquidating will sell certain of its mortgage investments in addition to mortgages assigned to HUD. Consequently, the Adviser believes that the mortgage investments held by CRI Liquidating fall into the Available for Sale category (as defined by SFAS 115). As such, as of December 31, 1993, all of CRI Liquidating's mortgage investments are

                              CRIIMI MAE INC.

recorded at fair value with CRIIMI MAE's share of the net unrealized gains on CRI Liquidating's mortgage investments reported as a separate component of shareholders' equity. Subsequent increases or decreases in the fair value of Available for Sale mortgage investments shall be included as a separate component of shareholders' equity. Realized gains and losses for mortgage investments classified as Available for Sale will continue to be reported in earnings, as discussed below. Prior to December 31, 1993, CRI Liquidating accounted for its mortgage investments at amortized cost.

  The difference between the cost and the unpaid principal balance at the time of purchase is carried as a discount or premium and amortized over the remaining contractual life of the mortgage using the effective interest method. The effective interest method provides a constant yield of income over the term of the mortgage.

  Mortgage investment income is comprised of amortization of the discount plus the stated mortgage interest payments received or accrued less amortization of the premium.

  CRIIMI MAE's consolidated investment in mortgages is comprised of Government Insured Multifamily Mortgages issued or sold pursuant to programs of the Federal Housing Administration (FHA) (FHA-Insured Loans) and mortgage-backed securities guaranteed by the Government National Mortgage Association (GNMA) (GNMA Securities). Payment of principal and interest on FHA-Insured Loans is insured by HUD pursuant to Title 2 the National Housing Act. Payment of principal and interest on GNMA Securities is guaranteed by GNMA pursuant to Title 3 of the National Housing Act.

 Mortgages held for disposition

  At any point in time, CRI Liquidating and CRIIMI MAE may be aware of certain mortgages which have been assigned to HUD or for which the servicer has received proceeds from a prepayment. In addition, at certain times CRI Liquidating may enter into a contract to sell certain mortgages. In these cases, CRIIMI MAE and CRI Liquidating will classify these mortgages as Mortgages Held for Disposition. Mortgages Held for Disposition have been accounted for at the lower of cost or market prior to December 31, 1993, and at fair value as of December 31, 1993 under the Available for Sale criteria of SFAS 115.

  Gains from dispositions of mortgages are recognized upon the receipt of funds or HUD debentures.

  Losses on dispositions of mortgages are recognized when it becomes probable that a mortgage will be disposed of and that the disposition will result in a loss.

 Investment in insured mortgage funds and advisory partnership

  The acquisition of certain interests in the AIM Funds in September 1991 (see
Note 14), including certain acquisition costs aggregating approximately $7.7 million, have been recorded under the purchase method of accounting, which provides that the investment be recorded at cost, including the acquisition costs. CRIIMI MAE is utilizing the equity method of accounting for its investment in the AIM Funds and advisory partnership, which provides for recording CRIIMI MAE's share of net earnings or losses in the AIM Funds and advisory partnership reduced by distributions from the limited partnerships and adjusted for purchase accounting amortization. The purchase price, including the deferred acquisition costs of approximately $7.7 million, was allocated among the general partner interests and the advisory partnership interest based on the partnerships' and advisory contracts' estimated fair values. The general partnership and advisory interests were assigned a total value of approximately $27 million and $5 million, respectively.

                              CRIIMI MAE INC.

 Deferred costs

  Included in deferred costs are mortgage selection fees, which are being paid to the Adviser of CRIIMI MAE (see Note 3) or were paid to the former general partners or adviser to the CRIIMI Funds. These deferred costs are being amortized using the effective interest method on a specific mortgage basis from the date of the acquisition of the related mortgage to the expected dissolution date of CRI Liquidating or over the term of the mortgage for CRIIMI MAE (see
Note 1). Upon disposition of a mortgage, the related unamortized fee is treated as part of the mortgage investment carrying value in order to measure the gain or loss on the disposition.

 Borrowing policy of CRI Liquidating

  CRI Liquidating's Articles of Incorporation do not limit the amount or percentage of indebtedness which CRI Liquidating may incur. CRI Liquidating does not intend to incur any indebtedness, except in connection with the maintenance of its REIT status. During 1992 and 1993, CRI Liquidating entered into transactions in which it incurred debt in connection with the purchase of government guaranteed mortgage-backed securities and government insured certificates backed by project loans. This debt was nonrecourse and fully secured with the purchased government guaranteed mortgage-backed securities and government insured certificates backed by project loans. As of December 31, 1992 and 1993, CRI Liquidating disposed of these government guaranteed mortgage-backed securities and government insured certificates backed by project loans, and repaid the related debt.

  Interest expense is based on the seller financing of a portion of the purchase price of the other short-term investments in government guaranteed mortgage-backed securities and government insured certificates backed by project loans (see Note 7).

 Deferred financing costs

  Costs incurred in connection with the establishment of CRIIMI MAE's commercial paper facility (the Commercial Paper Facility) and the issuance of long-term debt and commercial paper (see Notes 10 and 11) are amortized using the effective interest method over the terms of the borrowings.

 Interest rate hedge agreements

  Amounts to be paid or received under interest rate hedge agreements are accrued currently and are netted for financial statement presentation purposes.

 Shareholders' equity

  CRIIMI MAE has authorized 60,000,000 shares of $.01 par value common stock and issued 21,184,807 shares as of December 31, 1992 and 1993. All shares issued, exclusive of the shares held in treasury, are outstanding. As of December 31, 1992 and 1993, 10,266 and 7,732 shares, respectively, were held for issuance pending presentation of predecessor units and are considered outstanding. Additionally, 25,000,000 shares of $.01 par value preferred stock are authorized; however, no shares are issued or outstanding.

 Income taxes

  CRIIMI MAE and CRI Liquidating have qualified and intend to continue to qualify as REITs as defined in the Internal Revenue Code and, as such, will not be taxed on that portion of their taxable income which is distributed to shareholders provided that at least 95% of such taxable income is distributed. CRIIMI MAE and CRI Liquidating intend to distribute substantially all of their taxable income and, accordingly, no provision for income taxes has been made in the accompanying consolidated financial statements. CRIIMI MAE and CRI Liquidating, however, may be subject to tax at normal corporate rates on net income or capital gains not distributed.

                              CRIIMI MAE INC.

 Per share amounts

  Net income, dividends and return of capital per share amounts for 1991, 1992 and 1993 represent net income, dividends and return of capital, respectively, divided by the weighted average shares outstanding during each year. The per share amounts are based on the weighted average shares outstanding, including shares held for issuance, pending presentation of predecessor units in the CRIIMI Funds.

3. TRANSACTIONS WITH RELATED PARTIES

  Below is a summary of the related party transactions which occurred during the years 1991, 1992 and 1993. These items are described further in the text which follows:

                                           FOR THE YEARS ENDED DECEMBER 31,
                                           --------------------------------
PAYMENTS TO THE ADVISER:                      1991       1992       1993
- ------------------------                   ---------- ---------- ----------
Annual fee--CRIIMI MAE (a)(h)............. $  792,751 $  859,409 $1,266,494
Annual fee--CRI Liquidating (a)...........  1,532,096  1,214,409  1,234,291(g)
Incentive fee--CRIIMI MAE (a).............        --     163,798    213,972
Incentive fee--CRI Liquidating (f)........    517,399        --     256,290
Mortgage selection fees--CRIIMI MAE (b)...    372,972    110,120  2,416,253
                                           ---------- ---------- ----------
    Total................................. $3,215,218 $2,347,736 $5,387,300
                                           ========== ========== ==========
PAYMENTS TO CRI:
- ----------------
Expense reimbursement--CRIIMI MAE (c)..... $  808,194 $  650,988 $  707,110
Expense reimbursement--CRI Liquidating
 (c)......................................    279,951    244,457    254,039
                                           ---------- ---------- ----------
    Total................................. $1,088,145 $  895,445 $  961,149
                                           ========== ========== ==========
AMOUNTS RECEIVED OR ACCRUED FROM RELATED
 PARTIES
- ----------------------------------------
CRIIMI, Inc.
Income (d)................................ $  587,658 $1,581,996 $2,015,861
Return of capital (e).....................        --     585,567     13,108
                                           ---------- ---------- ----------
    Total................................. $  587,658 $2,167,563 $2,028,969
                                           ========== ========== ==========
CRI/AIM Investment, L.P. (d)(h)........... $  222,466 $  700,000 $  700,000
                                           ========== ========== ==========

- --------

(a) Included in the accompanying consolidated statements of income. A detailed schedule of CRI Liquidating's annual fee is reflected in the tables below.

(b) These amounts are deferred on the accompanying consolidated balance sheets and amortized over the mortgage investment term.
(c) Included as general and administrative expenses on the accompanying consolidated statements of income.
(d) Included as income from investment in insured mortgage funds and advisory partnership, before amortization, on the accompanying consolidated statements of income.
(e) Included as a reduction of investment in insured mortgage funds and advisory partnership on the accompanying consolidated balance sheets.
(f) Included as a component of gains from mortgage dispositions on the accompanying consolidated statements of income.

(g) As a result of reaching the carryover CRIIMI I target yield during the first and fourth quarters of 1993, CRI Liquidating paid deferred annual fees during these quarters (including $86,395 of deferred annual fees from the third and fourth quarters of 1992 which were paid during the first quarter of 1993).

                              CRIIMI MAE INC.

(h) As of June 1, 1993, pursuant to the First Amendment to the CRI Insured Mortgage Association, Inc. Advisory Agreement, CRIIMI MAE was granted the right to reduce the amounts paid to the Adviser by the difference between its guaranteed $700,000 distribution and the amount actually paid to CRIIMI MAE by CRI/AIM Investment Limited Partnership. As such, the amounts paid to the Adviser during 1993 were reduced by $101,859 which represents the difference between the guaranteed distribution for the period and the amount actually paid to CRIIMI MAE.

  CRIIMI MAE has entered into an agreement with the Adviser (the Advisory Agreement) under which the Adviser is obligated to present an investment program to CRIIMI MAE, to evaluate and negotiate voluntary and involuntary mortgage dispositions, provide administrative services for CRIIMI MAE and conduct CRIIMI MAE's day-to-day operations.

  The Advisory Agreement is for a term through November 27, 1995. The Advisory Agreement, absent a notice of termination or non-renewal, will be automatically renewed for successive three-year terms. The Advisory Agreement may be terminated solely for cause, as defined in the Advisory Agreement, by CRIIMI MAE or the Adviser. Notice of non-renewal must be given at least 180 days prior to the expiration date of the Advisory Agreement. If CRIIMI MAE terminates the Advisory Agreement other than for cause, or the Adviser terminates the Advisory Agreement for cause, in addition to compensation otherwise due, CRIIMI MAE will be required to pay the Adviser a fee equal to the Annual Fee (as described below) payable for the previous fiscal year. If the Advisory Agreement is not renewed, no termination fee will be payable.

  Under the Advisory Agreement, the Adviser receives compensation from CRIIMI MAE as follows:

  . An annual fee (the Annual Fee) for managing CRIIMI MAE's portfolio of mortgages. The Annual Fee is equal to 0.375% of average invested assets invested in Additional Mortgage Investments (defined as mortgages acquired by CRIIMI MAE after the Merger), payable quarterly.

  . Included in the Annual Fee shown in the preceding table is the master servicing fee for overseeing the servicing of the Additional Mortgage Investments. The master servicing fee is equal to 0.025% annually of the outstanding face balance of the Additional Mortgage Investments, payable quarterly.

  . A mortgage selection fee for analyzing, evaluating and structuring
    Additional Mortgage Investments. The mortgage selection fee equals 0.75% of amounts invested in Additional Mortgage Investments. The Adviser is also entitled to receive one-half of the fees paid to CRIIMI MAE by the owner or developer of a property underlying a participating mortgage investment, provided that the interest rate on the base mortgage investment is at least equal to the prevailing market interest rate for similar base mortgage investments coupled with investments in limited partnerships.

    In 1991, the Adviser adopted a policy with respect to borrowings above and beyond the original $140 million Notes (see Note 11) and $140 million Commercial Paper Facility (see Note 10) which would result in a reduction in the amount of fees payable by CRIIMI MAE if Net Positive Spreads (the difference between the yield on a mortgage investment acquired with borrowings and all incremental borrowing and operating expenses on a tax basis associated with the acquisition of such mortgage investment) are not maintained: the total annual fee and master servicing fee of 0.40% of invested assets payable to the Adviser with respect to mortgage investments purchased with the proceeds of any particular tranche of borrowings will be reduced incrementally if CRIIMI MAE's Net Positive Spread on such tranche of borrowings falls below 0.40%, and the mortgage selection fee will be eliminated upon reinvestment of proceeds of mortgage dispositions where the mortgage investment was purchased with borrowed funds and disposed of in less than five years without providing a cumulative yield on the original mortgage investment at disposition of at least 100 basis points higher than the original yield at the date of purchase. Since the adoption of this policy, CRIIMI MAE expanded its Commercial Paper Facility (defined below) by $50 million (which expansion was paid down in 1993), increased its Bank Term Loan (defined below) by $15 million and entered into Master Repurchase Agreements (defined below) of approximately $350 million. As of December 31, 1992 and 1993, CRIIMI MAE had a Net Positive Spread of approximately 60 and 177 basis points, respectively, on its borrowings.

                              CRIIMI MAE INC.

  . An incentive fee equal to 25% of the amount by which net income from Additional Mortgage Investments exceeds the annual target return on equity is payable quarterly, subject to year-end adjustment. Net income from Additional Mortgage Investments is the difference between mortgage investment income, including gains or losses on dispositions, from the mortgage investments directly invested in by CRIIMI MAE less financing costs and operating expenses, including a portion of CRIIMI MAE's general and administrative and professional expenses that the Adviser has determined to be specifically assigned to those mortgage investments. Equity for purposes of this computation is CRIIMI MAE's shareholders' equity on a tax basis. The target return on equity will be determined on a quarterly basis and will equal 1% over the average yield on Treasury Bonds maturing nearest to ten years from such quarter, as reported on a daily basis throughout such quarter, based on quotations supplied by the Federal Reserve Bank of New York, as reported by The Wall Street Journal.


  CRI Liquidating has also entered into an agreement with the Adviser (the CRI Liquidating Advisory Agreement) under which the Adviser is obligated to evaluate and negotiate voluntary mortgage dispositions, provide administrative services for CRI Liquidating and conduct CRI Liquidating's day-to-day affairs. The terms of the CRI Liquidating Advisory Agreement are similar to CRIIMI MAE's terms.

  Under the CRI Liquidating Advisory Agreement, the Adviser receives compensation from CRI Liquidating as follows:

  . An annual fee (the CRI Liquidating Annual Fee) for managing CRI
    Liquidating's portfolio of mortgages. The CRI Liquidating Annual Fee is calculated separately for each of the remaining mortgage pools from the former CRIIMI Funds. With respect to CRIIMI I, the CRI Liquidating Annual Fee will equal 0.75% of average invested assets invested in mortgage investments transferred by CRIIMI I in the Merger, one-third of which will be deferred and paid on a cumulative basis only during such quarters as the carryover CRIIMI I target yield, as discussed below, is achieved on a cumulative basis. Any such deferred amounts will be paid only out of proceeds of mortgage dispositions attributable to CRIIMI I mortgage investments representing market discount.

    With respect to CRIIMI II, the CRI Liquidating Annual Fee will equal 0.75% of average invested assets invested in existing mortgage investments transferred by CRIIMI II in the Merger, one-fourth of which will be deferred and paid on a cumulative basis only during such quarters as the carryover CRIIMI II target yield, as discussed below, is achieved on a cumulative basis. Any such deferred amounts will be paid only out of operating income attributable to CRIIMI II mortgage investments.

    With respect to CRIIMI III, the CRI Liquidating Annual Fee will equal 0.25% of average invested assets invested in mortgage investments transferred by CRIIMI III in the Merger. After December 31, 1993, this fee will be reduced to 0.125% for any quarter that the carryover CRIIMI III cumulative annual fee yield, as discussed below, is not achieved.

    The carryover CRIIMI I target yield will be achieved during any quarter that the former CRIIMI I mortgage investments transferred in the Merger generate a cumulative yield (including gains or losses on mortgage dispositions) on amounts invested in such assets of 13.33% per annum based on financial statement income. The carryover CRIIMI II target yield will be achieved during any quarter that the former CRIIMI II mortgage investments transferred in the Merger generate a cumulative yield (including gains or losses on mortgage dispositions) on amounts invested in such assets of 11.66% per annum based on financial statement income. The carryover CRIIMI III cumulative annual fee yield will be achieved during any quarter, commencing after December 31, 1993, that the former CRIIMI III mortgage investments transferred in the Merger generate a cumulative yield (including

                              CRIIMI MAE INC.

   gains or losses on mortgage dispositions) on amounts invested in such assets of 10.89% per annum based on financial statement income.

   Detail of the CRI Liquidating Annual Fees for the years 1991, 1992 and 1993 is as follows:

                                             FOR THE YEAR ENDED DECEMBER 31, 1991
                         ----------------------------------------------------------------------------
                                                    ANNUAL FEES PAID
                          CUMULATIVE     ACTUAL   --------------------
                         TARGET/ANNUAL CUMULATIVE   ANNUAL   DEFERRED                      CUMULATIVE
                             YIELD       YIELD    COMPONENT  COMPONENT   TOTAL    DEFERRED  DEFERRED
                         ------------- ---------- ---------- --------- ---------- -------- ----------
CRIIMI I................     13.33%      13.53%   $  362,235 $181,118  $  543,353 $    --  $      --
CRIIMI II...............     11.66%       9.49%      690,925      --      690,925  230,308  1,531,062
CRIIMI III..............     10.89%       8.13%      297,818      --      297,818      --         --
                                                  ---------- --------  ---------- -------- ----------
   Totals...............                          $1,350,978 $181,118  $1,532,096 $230,308 $1,531,062
                                                  ========== ========  ========== ======== ==========
                                             FOR THE YEAR ENDED DECEMBER 31, 1992
                         ----------------------------------------------------------------------------
                                                    ANNUAL FEES PAID
                          CUMULATIVE     ACTUAL   --------------------
                         TARGET/ANNUAL CUMULATIVE   ANNUAL   DEFERRED                      CUMULATIVE
                             YIELD       YIELD    COMPONENT  COMPONENT   TOTAL    DEFERRED  DEFERRED
                         ------------- ---------- ---------- --------- ---------- -------- ----------
CRIIMI I................     13.33%      13.24%   $  344,090 $ 85,650  $  429,740 $ 86,395 $   86,395
CRIIMI II...............     11.66%       9.92%      540,204      --      540,204  180,068  1,711,130
CRIIMI III..............     10.89%       8.07%      244,465      --      244,465      --         --
                                                  ---------- --------  ---------- -------- ----------
   Totals...............                          $1,128,759 $ 85,650  $1,214,409 $266,463 $1,797,525
                                                  ========== ========  ========== ======== ==========

                                             FOR THE YEAR ENDED DECEMBER 31, 1993
                         ----------------------------------------------------------------------------
                                                    ANNUAL FEES PAID
                          CUMULATIVE     ACTUAL   --------------------
                         TARGET/ANNUAL CUMULATIVE   ANNUAL   DEFERRED                      CUMULATIVE
                             YIELD       YIELD    COMPONENT  COMPONENT   TOTAL    DEFERRED  DEFERRED
                         ------------- ---------- ---------- --------- ---------- -------- ----------
CRIIMI I................     13.33%      13.33%   $  314,595 $243,692  $  558,287 $    --  $      --
CRIIMI II...............     11.66%      10.05%      484,147      --      484,147  162,390  1,873,520
CRIIMI III..............     10.89%       8.05%      191,857      --      191,857      --         --
                                                  ---------- --------  ---------- -------- ----------
   Totals...............                          $  990,599 $243,692  $1,234,291 $162,390 $1,873,520
                                                  ========== ========  ========== ======== ==========

  . The Adviser is also entitled to certain incentive fees (the Incentive
    Fees) in connection with the disposition of certain mortgage investments. Like the CRI Liquidating Annual Fee, the Incentive Fees are calculated separately with respect to mortgage investments transferred in the Merger by CRIIMI I and CRIIMI II. No Incentive Fees are payable with respect to mortgage investments transferred by CRIIMI III.

    During any quarter in which either the carryover CRIIMI I or CRIIMI II target yields have been achieved on a cumulative basis and the Adviser has been paid any deferred amounts of the CRI Liquidating Annual Fee, the Incentive Fee will equal approximately 9.08% of net disposition proceeds representing the financial statement gain on the related CRIIMI I or CRIIMI II mortgage investments disposed of. After the carryover CRIIMI I adjusted contribution or the carryover CRIIMI II adjusted share capital has been reduced to zero, the Incentive Fee will increase to approximately 9.08% of the net disposition proceeds from the disposition of CRIIMI I or CRIIMI II mortgage investments, each determined separately.

    The carryover CRIIMI I adjusted contribution and the carryover CRIIMI II adjusted share capital equal the aggregate adjusted contribution of CRIIMI I investors (initial investment of investors reduced by all amounts distributed to them representing distributions of principal on their original mortgage investments other than distributions of proceeds of mortgage dispositions representing

                              CRIIMI MAE INC.

   market discount that have been applied to the target yield) and the aggregate share capital of CRIIMI II investors (initial investment of investors reduced by all amounts distributed to them representing distributions of principal on their original mortgage investments other than distributions of proceeds of mortgage dispositions representing market discount that have been applied to the target yield), respectively, as of November 27, 1989, the consummation date of the Merger. Subsequent to November 27, 1989, the carryover CRIIMI I adjusted contribution and the carryover CRIIMI II adjusted share capital are reduced by all amounts of principal received from their respective former mortgage investments, whether as part of regular mortgage payments or as proceeds of mortgage dispositions, except for proceeds of mortgage dispositions representing market discount that have been applied to the respective target yield.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following estimated fair values of CRIIMI MAE's consolidated financial instruments are presented in accordance with generally accepted accounting principles which define fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. These estimated fair values, however, do not represent the liquidation value or the market value of CRIIMI MAE.

  As of December 31, 1992, CRIIMI MAE and CRI Liquidating recorded their mortgage investments at amortized cost (excluding Mortgages Held for Disposition which were recorded at the lower of cost or market as discussed in
Note 6). In connection with CRIIMI MAE's and CRI Liquidating's implementation of SFAS 115 as of December 31, 1993 (see Note 2), CRIIMI MAE's Investment in Mortgages continues to be recorded at amortized cost; however, CRI Liquidating's Investment in Mortgages and CRIIMI MAE's and CRI Liquidating's Mortgages Held for Disposition (see Note 6), are recorded at fair value as of December 31, 1993. The difference between the amortized cost and the fair value of CRI Liquidating's Government Insured Multifamily Mortgages represents the unrealized net gains on CRI Liquidating's Government Insured Multifamily Mortgages. CRIIMI MAE's share of the unrealized net gains on CRI Liquidating's Government Insured Multifamily Mortgages is reported as a separate component of shareholders' equity as of December 31, 1993.

                           AS OF DECEMBER 31, 1992    AS OF DECEMBER 31, 1993
                          -------------------------- --------------------------
                           AMORTIZED        FAIR      AMORTIZED        FAIR
                              COST         VALUE         COST         VALUE
                          ------------  ------------ ------------  ------------
ASSETS
Investment in mortgages,
 accounted for at amor-
 tized cost:
 Near par or premium....  $233,590,108  $242,313,168 $495,846,514  $505,578,030
 Discount...............   192,703,833   236,925,191      903,982     1,004,399
 Participating..........    22,024,884    22,817,941          --            --
 Mortgages held for dis-
  position..............    24,644,408    27,238,771          --            --
                          ------------  ------------ ------------  ------------
                           472,963,233   529,295,071  496,750,496   506,582,429
                          ------------  ------------ ------------  ------------
Investment in mortgages,
 accounted for at fair
 value:(a)
 Near par or premium....           --            --   166,913,207   215,866,436
 Discount...............           --            --    16,983,594    17,647,797
 Mortgages held for dis-
  position..............           --            --     9,594,024    11,326,356
                          ------------  ------------ ------------  ------------
                                   --            --   193,490,825   244,840,589
                          ------------  ------------ ------------  ------------
Cash and cash equiva-
 lents..................     6,600,134     6,600,134   13,599,860    13,599,860
Accrued interest receiv-
 able...................     4,493,957     4,493,957    5,702,667     5,702,667
LIABILITIES
Commercial paper........  $186,300,000  $186,300,000 $ 95,306,000  $ 95,306,000
Long-term debt..........    61,668,480    61,668,480  383,739,048   383,739,048
Interest rate hedge
 agreements.............       (56,158)   13,729,372   (4,113,713)    3,115,531

- --------

(a) CRI Liquidating's Mortgage Investments and all Mortgages Held for Disposition were accounted for at fair value on the accompanying consolidated balance sheet as of December 31, 1993 (see Note 2).

                             CRIIMI MAE INC.

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

 Investment in Mortgages and Mortgages Held for Disposition

  The fair value of the Government Insured Multifamily Mortgages and mortgages held for disposition are based on the average of the quoted market prices from three investment banking institutions which trade insured mortgage loans as part of their day-to-day activities.

 Cash and Cash Equivalents and Accrued Interest Receivable

  The carrying amount approximates fair value because of the short maturity of these instruments.

 Commercial Paper

  The carrying amount approximates fair value because of the short maturity of the debt.

 Long-term Debt

  The carrying amount approximates fair value because the current rate on the debt is reset quarterly based on market rates.

 Interest Rate Hedge Agreements

  The fair value of interest rate hedge agreements (used to hedge CRIIMI MAE's commercial paper and long-term debt) is the estimated amount that CRIIMI MAE would pay to terminate the agreements as of December 31, 1992 and 1993, taking into account current interest rates and the current creditworthiness of the counterparties. The amount was determined based on the average of two quotes received from financial institutions which enter into these types of transactions as part of their day-to-day activities.

5. INVESTMENT IN MORTGAGES

  CRIIMI MAE's investment policies, which are overseen by the CRIIMI MAE Board of Directors, are intended to foster its objectives of providing stable or growing quarterly cash distributions to its shareholders while preserving and protecting its capital. CRIIMI MAE seeks to achieve these objectives by investing primarily in Government Insured Multifamily Mortgages issued or sold pursuant to programs sponsored by FHA and GNMA. CRIIMI MAE's sources of capital include borrowings, principal distributions received on its CRI Liquidating shares, principal proceeds of CRIIMI MAE mortgage dispositions and proceeds from equity offerings.

  As of December 31, 1992 and 1993, CRIIMI MAE directly owned 60 and 126 Government Insured Multifamily Mortgages, respectively, which had a weighted average effective interest rate of approximately 10.1% and 8.52%, a weighted average remaining term of approximately 31 years and 34 years, and a tax basis of approximately $226 million and $499 million, respectively.

  As of December 31, 1992 and 1993, CRIIMI MAE indirectly owned through its subsidiary, CRI Liquidating, 73 and 63 Government Insured Multifamily Mortgages, respectively, which had a weighted average effective interest rate of approximately 9.91% and 10.03%, a weighted average remaining term of approximately 28 years and 27 years, and a tax basis of approximately $221 million and $173 million, respectively.

  Thus, on a consolidated basis, as of December 31, 1992 and 1993, CRIIMI MAE owned, directly or indirectly, 133 and 189 Government Insured Multifamily Mortgages, respectively. These consolidated mortgage investments (including Mortgages Held for Disposition) had a weighted average effective interest rate of approximately 9.98%, a weighted average remaining term of approximately 29 years and a tax basis of

                              CRIIMI MAE INC.

approximately $447 million, as of December 31, 1992. These amounts compare to a weighted average effective interest rate of approximately 8.95%, a weighted average remaining term of approximately 32 years and a tax basis of approximately $672 million, as of December 31, 1993. In addition, as of December 31, 1993, CRIIMI MAE had committed approximately $41 million for investment in Government Insured Multifamily Mortgages or advances on FHA-Insured Loans relating to the construction or rehabilitation of multifamily housing projects, including nursing homes and intermediate care facilities (Government Insured Construction Mortgages), to be funded by borrowings under the Commercial Paper Facility and the remaining funds available under the Master Repurchase Agreements (see Notes 10 and 11).

  During 1993, CRIIMI MAE directly acquired 61 Government Insured Multifamily Mortgages with an aggregate purchase price of approximately $284 million at purchase prices ranging from $0.5 million to $30.8 million, with a weighted average effective interest rate of approximately 7.56% and a weighted average remaining term of approximately 33.4 years. In addition, during 1993 CRIIMI MAE funded advances of approximately $29 million on Government Insured Construction Mortgages with a weighted average effective interest rate of approximately 8.73%. As of December 31, 1993, CRIIMI MAE had committed to acquire additional Government Insured Multifamily Mortgages and to make additional advances on and/or acquire Government Insured Construction Mortgages totalling approximately $41 million.

  In connection with CRI Liquidating's business plan which calls for an orderly liquidation of approximately 25% of its December 31, 1993 portfolio balance each year through 1997, on February 10, 1994, CRI Liquidating sold twelve Government Insured Multifamily Mortgages resulting in net sales proceeds of approximately $48.7 million. As of the date of the sale, these twelve Government Insured Multifamily Mortgages had a weighted average effective interest rate of approximately 10.3%, a weighted average remaining term of approximately 28 years and a tax basis of approximately $34 million. This sale is expected to result in financial statement and tax basis gains of approximately $11.7 million and $14.7 million, respectively.

  As discussed below, CRIIMI MAE is permitted to make direct investments in primarily two categories of Government Insured Multifamily Mortgages at, near, or above par value (Near Par or Premium Mortgage Investments).

 FHA-Insured Loans

  The first category of Near Par or Premium Mortgage Investments in which CRIIMI MAE is permitted to invest consists of FHA-Insured Loans. All of the FHA-Insured Loans in which CRIIMI MAE invests are insured by HUD for effectively 99% of their current face value. As part of its investment strategy, CRIIMI MAE also invests in Government Insured Construction Mortgages which involve a two-tier financing process in which a short-term loan covering construction costs is converted into a permanent loan. CRIIMI MAE also becomes the holder of the permanent loan upon conversion. The construction loan is funded in HUD-approved draws based upon the progress of construction. The construction loans are GNMA-guaranteed or insured by HUD. The construction loan generally does not amortize during the construction period. Amortization begins upon conversion of the construction loan into a permanent loan, which generally occurs within a 24-month period from the initial endorsement by HUD.

 Mortgage-Backed Securities

  The second category of Near Par or Premium Mortgage Investments in which CRIIMI MAE is permitted to invest consists of federally guaranteed mortgage-backed securities or other securities backed by Government Insured Multifamily Mortgages issued by entities other than GNMA (Mortgage-Backed

                              CRIIMI MAE INC.

Securities) and GNMA Securities. As of December 31, 1993, all of CRIIMI MAE's mortgage investments in this category were GNMA Securities. The GNMA Securities in which CRIIMI MAE invests are backed by Government Insured Multifamily Mortgages insured in whole by HUD, or insured by HUD and a coinsured lender under HUD mortgage insurance programs and the coinsurance provisions of the National Housing Act. The Mortgage-Backed Securities in which CRIIMI MAE is permitted to invest, although none have been acquired as of December 31, 1993, are backed by Government Insured Multifamily Mortgages which are insured in whole by HUD under HUD mortgage insurance programs.

  Generally, Government Insured Multifamily Mortgages which are purchased near, at or above par value will result in a loss if the mortgage investment is prepaid or assigned prior to maturity because the amortized cost of the mortgage investment, including acquisition costs, is approximately the same as or slightly higher than the insured amount of the mortgage investment. As of December 31, 1993, substantially all of the mortgage investments owned directly by CRIIMI MAE consisted of Government Insured Multifamily Mortgages that are Near Par or Premium Mortgage Investments. Based on current interest rates, the Adviser does not believe that the prepayment, assignment, or sale of any of CRIIMI MAE's Government Insured Multifamily Mortgages would result in a material financial statement or tax basis gain or loss.

 CRI Liquidating Mortgage Investments

  CRI Liquidating's mortgage investments consist solely of the Government Insured Multifamily Mortgages it acquired from the CRIIMI Funds in the Merger. The CRIIMI Funds invested primarily in Government Insured Multifamily Mortgages issued or sold pursuant to programs of GNMA and FHA.

  The majority of CRI Liquidating's mortgage investments were acquired by the CRIIMI Funds at a discount to face value (Discount Mortgage Investments) on the belief that based on economic, market, legal and other factors, such Discount Mortgage Investments might be sold for cash, prepaid as a result of a conversion to condominium housing or otherwise disposed of or refinanced in a manner requiring prepayment or permitting other profitable disposition three to twelve years after acquisition by the CRIIMI Funds. Based on current interest rates, the Adviser expects that (i) the disposition of most of CRI Liquidating's Government Insured Multifamily Mortgages will result in a gain on a financial statement basis, and (ii) the disposition of any of CRI Liquidating's Government Insured Multifamily Mortgages will not result in a material loss on a financial statement basis and will result in a gain on a tax basis.

  The safekeeping and servicing of the mortgage investments (excluding the investment in limited partnerships) is performed by various trustees and servicers under the terms of the Servicing Agreements.

 Other Investments

  In addition to investing in FHA-Insured Loans and GNMA Securities, CRIIMI MAE's investment policies also permit CRIIMI MAE to invest in Government Insured Multifamily Mortgages which are not FHA-insured or GNMA-guaranteed (Other Insured Mortgages) and in certain other mortgage investments which are not federally insured or guaranteed (Other Multifamily Mortgages). Pursuant to CRIIMI MAE's policy, at the time of their acquisition, Other Multifamily Mortgages must have an expected yield of at least 150 basis points (1.5%) greater than the yield on Government Insured Multifamily Mortgages which could be acquired in the then current market and must meet certain other strict underwriting guidelines. See Note 5 of Notes to Consolidated Financial Statements. The CRIIMI MAE Board has adopted a policy limiting Other Multifamily Mortgages to 20% of CRIIMI MAE's total consolidated assets. As of December 31, 1993, CRIIMI MAE had not invested or committed to invest in any Other Insured Mortgages or other Multifamily Mortgages and CRIIMI MAE does not currently intend to invest in any such mortgage investments for at least twelve months after the date of this Prospectus.

  CRIIMI MAE is currently exploring opportunities in connection with the sponsorship of securities offerings which involve the pooling of certain Other Multifamily Mortgages to further enhance potential

                              CRIIMI MAE INC.

returns to CRIIMI MAE shareholders. Such sponsorship may also include the investment by CRIIMI MAE in the non-investment grade or unrated tranches of mortgage pools having a high current yield. As of December 31, 1993, CRIIMI MAE had not participated in the sponsorship of any such securities offerings. The Adviser does not expect that investments of this nature will exceed 5% of CRIIMI MAE's total consolidated assets for at least twelve months after the date of this Prospectus.

  Descriptions of the mortgage investments owned, directly or indirectly by CRIIMI MAE which exceed 3% of the total carrying amount of the consolidated mortgage investments as of December 31, 1993, summarized information regarding other mortgage investments and mortgage investment income earned in 1991, 1992 and 1993, including interest earned on the disposed mortgage investments, are as follows:

                                                               MORTGAGE     MORTGAGE     MORTGAGE
                                         CARRYING             INVESTMENT   INVESTMENT   INVESTMENT
                             FACE        VALUE OF   EFFECTIVE   INCOME       INCOME       INCOME         FINAL
                           AMOUNT OF    MORTGAGES   INTEREST    EARNED       EARNED       EARNED        MATURITY
      COMPLEX NAME       MORTGAGES(B)  (A),(C),(D)    RATE      IN 1991      IN 1992      IN 1993         DATE
      ------------       ------------  ------------ --------- -----------  -----------  -----------  --------------
CRIIMI MAE
FHA-INSURED LOANS
 DISCOUNT
 Other (2 mortgages).... $    944,273  $    903,982  10.25%-  $    91,607  $    93,629  $    93,335  March 2020-
                                                     10.49%                                          April 2031
 NEAR PAR OR PREMIUM
 Other
  (30 mortgages)........  109,082,188   108,938,710   7.35%-    2,329,772    3,420,128    6,101,481  February 2019-
                                                     11.00%                                          April 2033
 CONSTRUCTION
 LOANS(15)*.............   43,524,241    43,879,707   7.75%-    1,912,882    5,422,891    5,099,429  ***
                                                     10.00%
GNMA SECURITIES
 NEAR PAR OR PREMIUM
 San Jose South.........   29,978,522    30,249,793   7.66%           --           --        11,479  October 2023
 Somerset Park..........   30,181,585    30,767,678   7.41%           --           --       734,515  July 2028
 Other
  (76 mortgages)........  279,857,549   282,010,626   7.11%-    8,128,480    8,305,277   14,782,468  August 2015-
                         ------------  ------------           -----------  -----------  -----------
                                                     10.94%                                          September 2032
   Sub-Total CRIIMI MAE.  493,568,358   496,750,496            12,462,741   17,241,925   26,822,707
                         ------------  ------------           -----------  -----------  -----------
CRI LIQUIDATING
FHA-INSURED LOANS
 DISCOUNT
 Other
  (53 mortgages)........  209,718,293   215,866,436   8.35%-   17,200,704   17,086,715   16,975,303  August 2012-
                                                     12.48%                                          March 2025
 NEAR PAR OR PREMIUM
 Other (6 mortgages)....   12,044,486    12,806,520   9.22%-    1,195,239    1,187,778    1,179,560  December 2022-
                                                     10.79%                                          June 2025
GNMA SECURITIES
 NEAR PAR OR PREMIUM
 Other (2 mortgages)....    4,690,126     4,841,277  10.14%-      464,621      462,392      459,925  May 2022-
                         ------------  ------------           -----------  -----------  -----------
                                                     10.16%                                          September 2022
   Sub-total CRI
    Liquidating ........  226,452,905   233,514,233            18,860,564   18,736,885   18,614,788
                         ------------  ------------           -----------  -----------  -----------
 Currently invested in
  mortgages.............  720,021,263   730,264,729            31,323,305   35,978,810   45,437,495
 Less CRI Liquidating's
  share of mortgage
  interest relating to
  investment in limited
  partnerships accounted
  for under the equity
  method................                                         (919,755)    (972,704)    (308,093)

                             CRIIMI MAE INC.

                                                                MORTGAGE    MORTGAGE    MORTGAGE
                                          CARRYING             INVESTMENT  INVESTMENT  INVESTMENT
                              FACE        VALUE OF   EFFECTIVE   INCOME      INCOME      INCOME
                            AMOUNT OF    MORTGAGES   INTEREST    EARNED      EARNED      EARNED
                          MORTGAGES(B)  (A),(C),(D)    RATE      IN 1991     IN 1992     IN 1993
                          ------------  ------------ --------- ----------- ----------- -----------
Mortgage Dispositions:
 1991...................           --            --    9.42%-    4,946,994         --          --
                                                      12.84%
 1992...................           --            --    9.48%-    3,930,147     979,109         --
                                                      12.04%
 1993...................           --            --    8.00%-    9,102,925   9,041,910   4,241,328
                                                      11.79%
Mortgages Held for Dis-
 position:
 1993**.................           --            --    8.44%-      939,028     903,823     898,842
                                                      12.00%
                          ------------  ------------           ----------- ----------- -----------
Investment in Mortgages.  $720,021,263  $730,264,729           $49,322,644 $45,930,948 $50,269,572
                          ============  ============           =========== =========== ===========
Investment in Limited                   $    436,090           $   623,876 $   600,852 $    43,605
 Partnerships...........
                                        ============           =========== =========== ===========

- --------
  * As construction loans convert to permanent loans, information reported in prior periods is reclassified to the applicable permanent loan classification.

 ** For additional information regarding Mortgages Held for Disposition, see
    Note 6 of the notes to consolidated financial statements.

*** Construction draws are part of a short-term financing process and are funded to cover construction costs. The construction draws are converted into a long-term permanent loan generally within a 24-month period from the initial endorsement by HUD.

  (A) All mortgages are collateralized by first or second liens on residential apartment, retirement home, nursing home, development land or townhouse complexes which have diverse geographic locations and are FHA-Insured Loans or GNMA Securities. Payment of the principal and interest on FHA-Insured Loans is insured by HUD pursuant to Title 2 of the National Housing Act. Payment of the principal and interest on GNMA Securities is guaranteed by GNMA pursuant to Title 3 of the National Housing Act. The investment in limited partnerships is not federally insured or guaranteed.

  (B) Principal and interest on permanent mortgages is payable at level amounts over the life of the mortgage investment. Total annual debt service payable to CRIIMI MAE and CRI Liquidating (excluding principal and interest on the mortgages classified as held for disposition) for the mortgage investments held as of December 31, 1993 is approximately $61.1 million.

                              CRIIMI MAE INC.

  (C) Reconciliations of the carrying amount of CRIIMI MAE's consolidated mortgage investments for the years ended December 31, 1992 and 1993 follow:

                             FOR THE YEAR ENDED         FOR THE YEAR ENDED
                              DECEMBER 31, 1992          DECEMBER 31, 1993
                          -------------------------- --------------------------
Balance at beginning of
 year....................               $446,702,752               $448,318,825
Additions during year:
  Purchases..............                 31,823,117                312,654,818
  Amortization of dis-
   count.................                  1,271,288                  1,307,072
  Other..................                    281,485                         --
  Net unrealized gains on
   mortgage investments
   of subsidiary.........                         --                 51,349,764
Deductions during year:
  Principal payments..... $  3,844,296               $  4,527,816
  Mortgage dispositions:
    Mortgages............   44,421,242                 92,114,681
    Mortgages previously
     classified as held
     for disposition.....  (41,317,473)               (24,579,884)
    Mortgages
     reclassified to held
     for disposition.....   24,786,149                 11,261,832
  Amortization of premi-
   um....................       25,603    31,759,817       41,305    83,365,750
                          ------------  ------------ ------------  ------------
Balance at end of year...               $448,318,825               $730,264,729
                                        ============               ============

  (D) Principal Amount of Loans Subject to Delinquent Principal or Interest is not presented since all required payments with respect to these FHA-Insured Loans or GNMA Securities are current and none of these mortgages are delinquent as of December 31, 1993, except the mortgages classified as Mortgages Held for Disposition as discussed in Note 6 and the mortgages on Guinn Nursing Home and Oak Hills Nursing Home which had an aggregate face value of approximately $6.2 million as of December 31, 1993.

  The following table sets forth certain information concerning dispositions of Government Insured Multifamily Mortgages by CRIIMI MAE and CRI Liquidating for the past five years:

 Historical Dispositions

                                                              NET GAIN/(LOSS)
                                                              RECOGNIZED FOR  NET GAIN/(LOSS)
                                 TYPE OF DISPOSITIONS            FINANCIAL      RECOGNIZED
                          -----------------------------------    STATEMENT        FOR TAX
          YEAR            ASSIGNMENT(1) SALE PREPAYMENT TOTAL    PURPOSES       PURPOSES(3)
          ----            ------------- ---- ---------- ----- --------------- ---------------
1989--CRI Liquidating...         5        1       1        7    $ 2,957,598     $ 2,977,188
 CRIIMI MAE.............        --       --      --       --            --              --
1990--CRI Liquidating...         6       --      --        6      3,853,503       8,005,092
 CRIIMI MAE.............         2       --      --        2        (59,338)        (59,338)
1991--CRI Liquidating...         8       19      --       27      4,481,534      12,706,737
 CRIIMI MAE.............         5        1      --        6       (433,648)       (310,089)
1992--CRI Liquidating...         3       --      --        3      6,097,102      11,202,237
 CRIIMI MAE.............         4       --      --        4       (363,957)       (118,498)
1993--CRI Liquidating...         2        5       3       10      8,089,840      14,938,128
 CRIIMI MAE.............         2       --       5        7       (732,095)       (650,339)
                               ---      ---     ---      ---    -----------     -----------
                                37(2)    26       9       72    $23,890,539     $48,691,118
                               ===      ===     ===      ===    ===========     ===========

                             CRIIMI MAE INC.

- --------

(1) CRIIMI MAE or CRI Liquidating may elect to receive insurance benefits in the form of cash when a Government Insured Multifamily Mortgage defaults. In that event, 90% of the face value of the mortgage generally is received within approximately 90 days of assignment of the mortgage to HUD and 9% of the face value of the mortgage is received upon final processing by HUD which may not occur in the same year as assignment. If CRIIMI MAE or CRI Liquidating elects to receive insurance benefits in the form of HUD debentures, 99% of the face value of the mortgage is received upon final processing by HUD. Gains from dispositions are recognized upon receipt of funds or HUD debentures and losses generally are recognized at the time of assignment.

(2) Eight of the 37 assignments were sales of Government Insured Multifamily Mortgages then in default and resulted in the CRIIMI Funds, CRI Liquidating or CRIIMI MAE receiving near or above face value.

(3) In connection with the Merger, CRI Liquidating recorded its investment in mortgages at the lower of cost or fair value, which resulted in an overall net write down for tax purposes. For financial statement purposes, carryover basis of accounting was used. Therefore, since the Merger, the net gain for tax purposes was greater than the net gain recognized for financial statement purposes. As a REIT, dividends to shareholders are based on tax basis income.

6. MORTGAGES HELD FOR DISPOSITION

  As of December 31, 1992 and 1993, the following mortgages were classified as held for disposition:

                                                            ANTICIPATED
                        ANTICIPATED                 NET      FINANCIAL   ANTICIPATED
MORTGAGES HELD FOR        DATE OF     TYPE OF     CARRYING   STATEMENT    TAX BASIS
DISPOSITION             DISPOSITION DISPOSITION   VALUE(1)  (LOSS)/GAIN  GAIN/(LOSS)
- ------------------      ----------- ----------- ----------- -----------  -----------
Booker Gardens Apts.--
 9%(1).................    1993     Assignment  $    31,508 $   (3,815)  $    2,733
The Manhattan Build-
 ing(1)................    1993     Assignment    4,929,861  1,839,707    1,695,797
Woodbridge Apts.(1)....    1993     Assignment    5,552,934    431,399    1,107,332
White Oak Apts.(1).....    1993     Sale          4,949,225     37,780    1,052,137
Wingate Apts.(2).......    1993     Assignment    6,519,863        --       (86,491)
Lexington Green
 Apts.(2)..............    1993     Assignment    2,628,001        --       (54,283)
Providence Apts.--
 9%(2).................    1993     Assignment       33,016      4,562        4,562
                                                ----------- ----------   ----------
    MORTGAGES HELD FOR
     DISPOSITION AS OF
     DECEMBER 31, 1992.                         $24,644,408 $2,309,633   $3,721,787
                                                =========== ==========   ==========
Booker Gardens Apts.--
 9%(1).................    1994     Assignment  $    31,508 $   (3,815)  $    2,733
Lincoln Countrywood
 Apts.(1)..............    1994     Assignment    4,991,963    586,179    1,100,971
Timberlake Apts.(1)....    1994     Assignment    4,557,938  1,044,698    1,457,193
Broadview Apts.(2).....    1994     Prepayment    1,711,931        --           --
Providence Apts.--
 9%(2).................    1994     Assignment       33,016      4,562        4,562
                                                ----------- ----------   ----------
    MORTGAGES HELD FOR
     DISPOSITION AS OF
     DECEMBER 31, 1993.                         $11,326,356 $1,631,624   $2,565,459
                                                =========== ==========   ==========

- --------

(1) Represents a CRI Liquidating mortgage investment. In connection with CRI Liquidating's implementation of SFAS 115 (see Note 2) as of December 31, 1993, all of CRI Liquidating's mortgage investments, including Mortgages Held for Disposition, were recorded at fair value. As of December 31, 1992, all of CRI Liquidating's mortgage investments classified as Mortgages Held for Disposition were recorded at the lower of cost or market.

(2) Represents a CRIIMI MAE mortgage investment. As of December 31, 1992, all of CRIIMI MAE's mortgage investments classified as Mortgages Held for Disposition were recorded at the lower of cost or market. In connection with CRIIMI MAE's implementation of SFAS 115 (see Note 2) as of
    December 31, 1993, all of CRIIMI MAE's mortgage investments classified as Mortgages Held for Disposition were recorded at fair value.

                             CRIIMI MAE INC.

7. OTHER SHORT-TERM INVESTMENTS

  During 1993, CRIIMI MAE, and, during each of 1992 and 1993, CRI Liquidating entered into transactions in which mortgage-backed and other government agency securities were purchased. These transactions provided CRIIMI MAE with above average returns compared to its other short-term investments while maintaining the high quality of its assets and assisted in maintaining CRI Liquidating's REIT status. Some of these purchases were financed with borrowings which were nonrecourse and fully secured with the purchased mortgage-backed and other government agency securities. As of December 31, 1993, CRIIMI MAE and as of December 31, 1992 and 1993, CRI Liquidating had disposed of the mortgage-backed and other government agency securities acquired in such year, and repaid the related debt.

8. RECONCILIATION OF FINANCIAL STATEMENT NET INCOME TO TAX BASIS INCOME

  Reconciliations of the financial statement net income to the tax basis income for the years ended December 31, 1991, 1992 and 1993 are as follows:

                                              1991        1992         1993
                                           ----------- -----------  -----------
Financial statement net income applicable
 to CRIIMI MAE...........................  $ 9,000,559 $16,041,231  $15,757,505
Adjustment due to accounting for subsidi-
 ary as a pooling for financial statement
 purposes and a purchase for tax purpos-
 es......................................    6,270,888   4,931,900    4,412,645
Income from investment in insured mort-
 gage funds and advisory partnership.....          --      504,157       87,341
Mortgage dispositions....................      123,560     245,459       81,756
Interest income--U.S. Treasuries.........          --    1,074,517      973,619
Interest expense--defeased notes.........          --   (1,583,318)  (1,390,672)
Interest expense--amortization of hedge
 upfront costs...........................          --          --       366,093
Interest expense--deferred financing
 costs...................................          --      445,127     (280,683)
Extraordinary item-loss on early extin-
 guishment of debt.......................    6,642,450         --           --
Gain on sale of shares of subsidiary.....          --          --     1,581,247
Nondeductible expenses:
  Other..................................          --      (33,343)     176,387
  Provision for settlement of litigation.          --          --     1,250,000
                                           ----------- -----------  -----------
Tax basis income.........................  $22,037,457 $21,625,730  $23,015,238
                                           =========== ===========  ===========

  Differences in the financial statement net income and the tax basis income principally relate to differences in the tax bases of assets and liabilities and their related financial reporting amounts resulting from the Merger, investment in mortgages, long-term debt and deferred financing costs, investment in U.S. Treasury Securities and partnership investments. The tax basis of investment in mortgages is approximately $70.3 million less than the financial statement basis as of December 31, 1993. The tax basis of long-term debt and deferred financing costs as of December 31, 1993 was approximately $15 million and $5 million, respectively, greater than the financial statement basis. The tax basis of investments in U.S. Treasury Securities, purchased in connection with the defeasance of long-term debt (see Note 11) and netted with the defeased long-term debt for financial statement purposes, is approximately $15 million greater than the financial statement basis as of December 31, 1993.

  As a result of the foregoing, the nature of the dividends for income tax purposes on a per share basis is as follows:

                                                              1991  1992  1993
                                                              ----- ----- -----
      Ordinary income........................................ $0.67 $0.75 $0.91
      Long-term capital gains................................  0.41  0.33  0.21
      Non-taxable dividend...................................   --    --    --
                                                              ----- ----- -----
                                                              $1.08 $1.08 $1.12
                                                              ===== ===== =====

                             CRIIMI MAE INC.

9. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1991, 1992 and 1993:

                                                   1991
                                               QUARTER ENDED
                              -------------------------------------------------
                                                        SEPTEMBER
                               MARCH 31     JUNE 30        30       DECEMBER 31
                              ----------- -----------  -----------  -----------
Income (principally mortgage
 investment income).........  $14,041,084 $13,923,874  $12,920,425  $13,432,616
Net gain (loss) on mortgage
 dispositions...............    3,952,314    (271,228)    (316,181)     682,981
Income before extraordinary
 item.......................    6,409,510   3,404,002    2,438,973    3,390,524
Extraordinary item..........          --          --           --    (6,642,450)
Net income (loss)...........    6,409,510   3,404,002    2,438,973   (3,251,926)
Net income (loss) per share.          .32         .17          .12         (.16)
                                                   1992
                                               QUARTER ENDED
                              -------------------------------------------------
                                                        SEPTEMBER
                               MARCH 31     JUNE 30        30       DECEMBER 31
                              ----------- -----------  -----------  -----------
Income (principally mortgage
 investment income).........  $12,601,668 $12,149,241  $13,123,895  $12,826,954
Net gain (loss) on mortgage
 dispositions...............    5,311,633       9,708      487,507      (75,703)
Loss on investment in lim-
 ited partnership...........          --          --           --      (731,951)
Net income..................    6,797,138   2,886,910    3,526,115    2,831,068
Net income per share........          .34         .14          .17          .14
                                                   1993
                                               QUARTER ENDED
                              -------------------------------------------------
                                                        SEPTEMBER
                               MARCH 31     JUNE 30        30       DECEMBER 31
                              ----------- -----------  -----------  -----------
Income (principally mortgage
 investment income).........  $12,892,685 $12,912,261  $15,199,422  $15,445,887
Net gain on mortgage dispo-
 sitions....................    1,522,785     284,274      489,171    5,061,515
Net income..................    4,431,388   3,490,212    3,800,643    4,035,262
Net income per share........          .22         .17          .19          .20

10. COMMERCIAL PAPER

  The following table shows commerical paper borrowing activity as of December 31, 1992 and 1993 and for the years then ended:

                                                          AS OF DECEMBER 31,
                                                       ------------------------
                                                           1992        1993
                                                       ------------ -----------
   Amount borrowed.................................... $186,300,000 $95,306,000
   Weighted average interest rate (including all bor-
    rowing and hedging costs).........................        8.96%       7.84%

                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                           1992         1993
                                                       ------------ ------------
   Maximum amount outstanding........................  $186,300,000 $186,300,000
   Average amount outstanding........................  $179,174,236 $133,563,678
   Weighted average interest rate (including all bor-
    rowing and
    hedging costs)...................................         8.79%        8.25%

  In May 1991, CRIIMI MAE entered into an agreement to amend the Commercial Paper Facility which increased the funds available for borrowings from $140.0 million to $190.0 million. As of December 31, 1992 and 1993, CRIIMI MAE had borrowed a total of approximately $186.3 million and $95.3 million, respectively.

                             CRIIMI MAE INC.

  The base issuance rate for commercial paper issued under CRIIMI MAE's commercial paper facility (the Commercial Paper Facility) ranged from 3.20% to 4.45% during the year ended December 31, 1992 and 3.15% to 3.68% during the year ended December 31, 1993, and was 4.02% and 3.41% as of December 31, 1992 and 1993, respectively.

  CRIIMI MAE's Commercial Paper Facility provides for the issuance of commercial paper by CRI Funding Corporation, an unaffiliated special purpose corporation, which lends the proceeds from the issuance to CRIIMI MAE. If commercial paper is not issued, the special purpose corporation may meet its obligation to provide financing to CRIIMI MAE by borrowing at a rate of LIBOR plus 0.50% under a $140.0 million revolving credit facility which was established in connection with the Commercial Paper Facility.

  Borrowings pursuant to the Commercial Paper Facility are collateralized by a pledge of certain of CRIIMI MAE's Government Insured Multifamily Mortgages. The loan agreements contain numerous covenants which CRIIMI MAE must satisfy, including requirements that the fair value of collateral pledged must equal at least 110% of the amounts borrowed and that interest on the collateral pledged equal at least 120% of the debt service on the amounts borrowed. In addition, 60% of the Government Insured Multifamily Mortgages pledged as collateral must be GNMA Securities. As of December 31, 1993, Government Insured Multifamily Mortgages held directly by CRIIMI MAE with a market value and face value of approximately $145.4 million and $139.7 million, respectively, were used as collateral pursuant to the Commercial Paper Facility.

  In February 1993, CRIIMI MAE entered into an agreement to replace a $190.0 million letter of credit which provided the credit enhancement for the Commercial Paper Facility and related revolving credit facility, with two letters of credit in the amount of $35.0 million and $155.0 million provided by National Australia Bank, Limited and Canadian Imperial Bank of Commerce
(CIBC), respectively. In April 1993, the letter of credit provided by CIBC was reduced to $105.0 million. Subsequent to December 31, 1993, the special purpose corporation replaced borrowings under the Commercial Paper Facility with revolving credit loans. These revolving credit loans were scheduled to mature on January 28, 1994; however, the maturity date has been extended until February 28, 1994. CRIIMI MAE executed a Commitment Letter and Term Sheet for a revolving credit facility, dated November 24, 1993, to replace these agreements with a 30-month non-amortizing bank loan to be issued prior to the expiration date of the letter of credit agreements by lenders including the aforementioned bank group on terms substantially similar to the April 1993 Master Repurchase Agreements (defined below). While there is no assurance, CRIIMI MAE expects to close on such new revolving credit facility on or before February 28, 1994. If CRIIMI MAE is unable to consummate the loan by such date, the Adviser believes that it will be able to obtain a further extension of its existing revolving credit loans.

11. LONG-TERM DEBT

  The following table summarizes CRIIMI MAE's long-term debt as of December 31, 1992 and 1993:

                                                          AS OF DECEMBER 31,
                                                       ------------------------
                                                          1992         1993
                                                       ----------- ------------
   Master Repurchase Agreements....................... $       --  $331,712,648
   Bank Term Loan.....................................  61,668,480   52,026,400
                                                       ----------- ------------
       Total Long-Term Debt........................... $61,668,480 $383,739,048
                                                       =========== ============

  CRIIMI MAE's long-term debt matures over the next three years as follows:

       1994........................................................ $ 15,800,000
       1995........................................................   15,800,000
       1996........................................................  352,139,048
                                                                    ------------
       Total....................................................... $383,739,048
                                                                    ============

                             CRIIMI MAE INC.

 Master Repurchase Agreements

  On April 30, 1993, CRIIMI MAE entered into master repurchase agreements (the Master Repurchase Agreements) with Nomura Securities International, Inc. and Nomura Asset Capital Corporation (collectively, Nomura) which provide CRIIMI MAE with $350.0 million of available financing for a three-year term. CRIIMI MAE intends to seek renewal of the Master Repurchase Agreements upon expiration. Interest on such borrowings is based on the three-month LIBOR plus 0.75% or 0.50% depending on whether FHA-Insured Loans or GNMA Securities, respectively, are pledged as collateral. For April through December 1993, the three-month LIBOR for these borrowings ranged from 3.18% to 3.50%. The value of the collateral pledged must equal at least 105% and 110% of the amounts borrowed for GNMA Securities and FHA-Insured Loans, respectively. No more than 60% of the collateral pledged may be FHA-Insured Loans and no less than 40% may be GNMA Securities. As of December 31, 1993, mortgage investments directly owned by CRIIMI MAE which approximate $349.4 million at market value and $342.2 million at face value, were used as collateral pursuant to certain terms of the Master Repurchase Agreements. As of December 31, 1993, CRIIMI MAE's debt-to-equity ratio, excluding approximately $41.0 million of borrowings committed for investment in mortgages, was 2.2:1 and its debt-to-equity ratio, including such borrowings, was 2.4:1.

  As of December 31, 1993, CRIIMI MAE used approximately $281.7 million of the funds available under the Master Repurchase Agreements to acquire Government Insured Multifamily Mortgages and $50.0 million to repay a portion of borrowings under the Commercial Paper Facility. In addition, approximately $18.3 million of the balance of the funds available have been committed for investment in Government Insured Multifamily Mortgages or advances on Government Insured Construction Mortgages.

  On November 30, 1993, CRIIMI MAE entered into additional repurchase agreements with Nomura pursuant to which Nomura will provide CRIIMI MAE with an additional $150.0 million of available financing for a three-year term. The agreements provide that the funding will be utilized to purchase FHA-Insured Loans and GNMA Securities in the event of the successful completion of the offering of Shares hereby. In that event, it is contemplated that CRIIMI MAE will borrow the full $150.0 million no earlier than the consummation of this offering but no later than July 1, 1994. The terms of the $150.0 million financing arrangements are similar to the terms of the Master Repurchase Agreements entered into in April 1993.

 Bank Term Loan

  On October 23, 1991, CRIIMI MAE entered into a credit agreement with two banks for a reducing term loan facility (the Bank Term Loan) in an aggregate amount not to exceed $85.0 million, subject to certain terms and conditions. In December 1992, the credit agreement was amended to increase the reducing term loan by $15.0 million. The Bank Term Loan had an outstanding principal balance of approximately $61.7 million and $52.0 million as of December 31, 1992 and 1993, respectively. As of December 31, 1992 and 1993, the Bank Term Loan was secured by the value of 17,784,000 and 13,874,000 CRI Liquidating shares owned by CRIIMI MAE, respectively. As a result of principal payments on the Bank Term Loan in 1993, 750,000 of the 13,874,000 CRI Liquidating shares pledged as collateral were released in January 1994. The Bank Term Loan requires a quarterly principal payment based on the greater of the return of capital portion of the dividend received by CRIIMI MAE on CRI Liquidating shares securing the Bank Term Loan or an amount to bring the Bank Term Loan to its scheduled outstanding balance at the end of such quarter. The minimum amount of annual principal payments is approximately $15.8 million, with any remaining amounts of the original $85.0 million of principal due in April 1996 and any remaining amounts of the $15.0 million of increased principal due in December 1996.

  The amended Bank Term Loan provides for an interest rate of 1.10% over the three-month LIBOR plus an agent fee of 0.05% per year. During 1992 and 1993, the three-month LIBOR for borrowings under the Bank Term Loan ranged from 3.44% to 4.50% and 3.19% to 3.59%, respectively.

                             CRIIMI MAE INC.

  On December 31, 1991, with the $85 million from the Bank Term Loan and the debt service reserve account, CRIIMI MAE repurchased approximately $97.6 million and defeased the remaining $19.2 million of the outstanding notes issued pursuant to an Indenture dated November 28, 1989 (the Notes). CRIIMI MAE purchased approximately $21.6 million of U.S. Treasury Securities to fund the principal and interest due in accordance with the original payment schedule to defease the Notes which were not repurchased. As a result of this early extinguishment of debt, CRIIMI MAE recognized an extraordinary loss of approximately $6.6 million in the accompanying consolidated statements of income for the year ended December 31, 1991. All remaining costs associated with the Bank Term Loan have been included in deferred financing fees on the accompanying balance sheet and will be amortized using the effective interest method over the life of the Bank Term Loan. However, for tax purposes these deferred financing fees as well as the extraordinary loss have been capitalized and will be amortized over the term of the Bank Term Loan.

12. INTEREST RATE HEDGE AGREEMENTS

  CRIIMI MAE is subject to the risk that changes in interest rates could reduce Net Positive Spreads by increasing CRIIMI MAE's borrowing costs and/or decreasing the yield on its Government Insured Multifamily Mortgages. An increase in CRIIMI MAE borrowing costs could result from an increase in short-term interest rates. To partially limit the adverse effects of rising interest rates, CRIIMI MAE has entered into a series of interest rate hedging agreements in an aggregate notional amount approximately equal to all of its outstanding borrowings and commitments. To the extent CRIIMI MAE has not fully hedged its portfolio, in periods of rising interest rates CRIIMI MAE's overall borrowing costs would increase with little or no overall increase in mortgage investment income, resulting in returns to shareholders that would be lower than those available if interest rates had remained unchanged.

  Borrowings by CRIIMI MAE generally are hedged by swap, cap or collar agreements. As of December 31, 1993, CRIIMI MAE had in place interest rate collars on the indices underlying borrowing rates for the Commercial Paper Facility (the CP Index) with an aggregate notional amount of $115 million, a weighted average floor of 8.55% and a weighted average cap of 10.37%. An interest rate collar limits the CP Index to a maximum interest rate and also enables CRIIMI MAE to receive the benefit of a decline in the CP Index to the floor of the collar for the period of the collar. To the extent that the CP Index increases, CRIIMI MAE's overall borrowing costs would not increase until the CP Index reaches the level of the floor of the collar. At that point, CRIIMI MAE's borrowing costs would increase as the CP Index increases but only until the CP Index reaches the maximum rate provided for by the collar.

  As of December 31, 1993, CRIIMI MAE had in place interest rate caps on the CP Index and LIBOR underlying borrowing rates for the Commercial Paper Facility and Master Repurchase Agreements. The caps based on the CP Index have an aggregate notional amount of $50 million with a weighted average cap of 8.73%. The caps based on LIBOR have an aggregate notional amount of $300 million with a weighted average cap of 6.23%. CRIIMI MAE also had an interest rate cap with a notional amount of approximately $63 million and a cap of 6.5% on the LIBOR underlying the Bank Term Loan. An interest rate cap effectively limits CRIIMI MAE's interest rate risk on floating rate borrowings by limiting the CP Index or LIBOR, as the case may be, to a maximum interest rate for the period of the cap. To the extent the CP Index or LIBOR decrease, CRIIMI MAE's borrowing costs would decrease under such caps. To the extent the CP Index or LIBOR increases, CRIIMI MAE's borrowing costs would increase but only until the CP Index or LIBOR reaches the maximum rate provided for by the cap. As of December 31, 1993, certain cap agreements based on the three-month LIBOR with a notional amount of $300 million were between approximately 2.62% and 3.13% above the current three-month LIBOR.

  On December 1, 1993, CRIIMI MAE paid approximately $4.9 million to terminate an interest rate swap entered into on February 8, 1990 with a notional amount of $25 million and a fixed rate of 9.23%. The termination of this swap was effective December 1, 1993. The cost to terminate the interest rate swap was expensed in the accompanying consolidated statement of income for the year ended December 31, 1993 as

                             CRIIMI MAE INC.

the underlying debt under the Commercial Paper Facility being hedged was repaid. As of December 31, 1993, CRIIMI MAE had in place no swap agreements.


  Current interest rates are substantially lower than when CRIIMI MAE entered into $165 million of its existing interest rate hedging agreements. As of December 31, 1993, certain collar agreements based on the CP Index with a notional amount of $115 million carried minimum interest rates which were between approximately 5.0% and 5.4% above the current CP Index. Such hedging agreements expire in 1995. While there is no assurance that any new agreements will be made, the Adviser is actively exploring alternatives to replace these hedging agreements when they expire in order to capitalize on the current low interest rate environment.

  As a result of minimum interest rate levels associated with the swap agreement terminated in December, 1993 and the collar agreements which expire in 1995, CRIIMI MAE incurred additional interest expense of $4.3 million, $8.1 million and $8.6 million for the years ended December 31, 1991, 1992 and 1993, respectively, of which approximately $0.8 million, $1.3 million and $1.4 million, respectively, was attributable to the terminated swap agreement. The additional interest expense amounts also include amortization of approximately $0.1 million, $0.2 million and $0.6 million, respectively, related to up-front hedging costs.

  The following table sets forth information relating to CRIIMI MAE's hedging agreements with respect to borrowings under the Commercial Paper Facility and Master Repurchase Agreements:

    HEDGING          NOTIONAL
   INSTRUMENT         AMOUNT        EFFECTIVE DATE      MATURITY DATE   FLOOR     CAP    INDEX(C)
Collar            $ 30.0 million March 7, 1990        March 7, 1995     8.375%   10.125%    CP
Collar              20.0 million March 30, 1990       March 30, 1995    8.375%   10.125%    CP
Collar              30.0 million July 8, 1990         February 8, 1995  8.625%   10.625%    CP
Accreting Collar    35.0 million July 9, 1990 through July 9, 1995      8.750%   10.500%    CP
                                 December 9, 1990
Cap(a)              25.0 million May 24, 1991         May 24, 1996        N/A(a)  9.000%    CP
Cap                 25.0 million June 17, 1991        June 17, 1996       N/A     8.450%    CP
Cap(b)              50.0 million June 25, 1993        June 25, 1998       N/A      6.50%  LIBOR
Cap(b)              50.0 million July 1, 1993         June 3, 1996        N/A      6.50%  LIBOR
Cap(b)              50.0 million July 20, 1993        July 20, 1998       N/A      6.25%  LIBOR
Cap(b)              50.0 million August 10, 1993      August 10, 1997     N/A      6.00%  LIBOR
Cap(b)              50.0 million August 27, 1993      August 27, 1997     N/A     6.125%  LIBOR
Cap(b)              50.0 million November 10, 1993    November 10, 1997   N/A      6.00%  LIBOR
                  --------------
                  $465.0 million
                  ==============

- --------

(a) On May 24, 1993, CRIIMI MAE and CIBC terminated the floor on this former collar. In consideration of such termination, CRIIMI MAE paid CIBC approximately $2.3 million. This amount was deferred on the accompanying consolidated balance sheet as the underlying debt being hedged is still outstanding. This amount will be amortized for the period from May 24, 1993 through May 24, 1996. CRIIMI MAE amortized approximately $0.5 million of this deferred amount in the accompanying consolidated statements of income for the year ended December 31, 1993.

(b) Approximately $4.5 million of costs were incurred in 1993 in connection with the establishment of interest rate hedges. These costs are being amortized using the effective interest method over the term of the interest rate hedge agreement for financial statement purposes and in accordance with the regulations under Internal Revenue Code Section 446 with respect to notional principal contracts for tax purposes.

(c) The hedges are based either on the 30-day Commercial Paper Composite Index
    (CP) or three-month LIBOR.

  In addition, CRIIMI MAE entered into an interest rate hedge agreement on the Bank Term Loan to cap LIBOR at 6.5% based on the expected paydown schedule and an incremental hedge of 10.5% on the difference between the required and expected paydown schedules. As of December 31, 1993, three-month LIBOR was approximately 3.13% below the 6.5% cap.

  CRIIMI MAE is exposed to credit loss in the event of nonperformance by the other parties to the interest rate hedging agreements should interest rates exceed the caps. However, the Adviser does not anticipate nonperformance by any of the counterparties, each of which has long-term debt ratings of A or above by Standard and Poor's and A2 or above by Moody's.

                              CRIIMI MAE INC.

13. TREASURY STOCK

  On January 12, 1990, CRIIMI MAE commenced a cash tender offer (the Tender Offer) to repurchase and to hold in treasury up to 1,000,000 outstanding CRIIMI MAE shares at $9.50 per share. The offer expired at midnight on February 12, 1990. Pursuant to the Tender Offer, CRIIMI MAE purchased and holds in treasury 1,001,274 CRIIMI MAE shares at $9.50 per share which are shown at cost on the accompanying consolidated balance sheets. Such shares could be reissued for such purposes as, among others, the acquisition of other businesses and the distribution of stock dividends.

14. ACQUISITION--AIM FUNDS INTEREST

  Effective March 1, 1991, CRIIMI MAE entered into a Purchase Agreement dated as of December 13, 1990 with Integrated and certain of its affiliates, and AIM Acquisition Corporation to acquire certain of the interests of Integrated and its affiliates in the AIM Funds sponsored by Integrated. On September 6, 1991, CRIIMI, Inc. acquired all of the general partnership interests in the AIM Funds for $23,342,591. In addition, CRIIMI MAE and CRI each invested $1,086,714 for an aggregate 20% limited partnership interest in a limited partnership which serves as the adviser to the AIM Funds. The remaining 80% of the adviser partnership is owned by parties unrelated to CRIIMI MAE or CRI. The adviser partnership entered into subadvisory agreements with an affiliate of CRI under which such affiliate will perform certain services with respect to the mortgage portfolios of the AIM Funds. For its investment, CRIIMI, Inc. will receive the General Partner's share of income, loss and distributions (which ranges among the AIM Funds from 2.9%-4.9%) from each fund and an affiliate of CRIIMI, Inc. will receive certain expense reimbursements. CRIIMI MAE is guaranteed an annual return on its investment in the adviser partnership, through the distributions it receives indirectly from the adviser partnership and a right of offset against amounts payable to its Adviser (see Note 3).

                                CRIIMI MAE INC.

  Combined summarized financial information as of December 31, 1992 and 1993 and for the years ended December 31, 1991, 1992 and 1993 of the AIM Funds in which CRIIMI MAE's equity in the net income exceeds 10 percent of CRIIMI MAE's net income, is as follows:

                 COMBINED SUMMARIZED FINANCIAL INFORMATION

                                (UNAUDITED)

                              BALANCE SHEETS

                                                          AS OF DECEMBER 31,
                                                       -------------------------
                                                           1992         1993
                                                       ------------ ------------
      Investment in mortgages (including mortgages
       held for disposition).......................... $551,945,077 $574,143,207
      Cash and cash equivalents.......................   35,517,072   33,083,298
      Receivables and other assets....................   35,038,462   16,309,358
                                                       ------------ ------------
        Total assets.................................. $622,500,611 $623,535,863
                                                       ============ ============
      Accounts payable................................ $  5,558,778 $  4,320,381
      Distributions payable...........................   10,932,331   16,140,188
      Partners' equity................................  606,009,502  603,075,294
                                                       ------------ ------------
        Total liabilities and partners' equity........ $622,500,611 $623,535,863
                                                       ============ ============

                           STATEMENTS OF INCOME

                                           FOR THE YEARS ENDED DECEMBER 31,
                                          -------------------------------------
                                             1991         1992         1993
                                          -----------  -----------  -----------
Income:
  Mortgage investment income............. $47,564,646  $43,539,260  $50,675,275
  Other income...........................   4,110,858    4,399,554    2,381,912
                                          -----------  -----------  -----------
    Total income.........................  51,675,504   47,938,814   53,057,187
                                          -----------  -----------  -----------
Expenses:
  Management fees........................   7,287,893    5,410,464    5,648,028
  Other expenses.........................   2,596,283    3,067,730    2,181,309
                                          -----------  -----------  -----------
    Total expenses.......................   9,884,176    8,478,194    7,829,337
                                          -----------  -----------  -----------
Income before mortgage dispositions......  41,791,328   39,460,620   45,227,850
Gains from mortgage dispositions.........     801,083      148,955    3,422,500
Losses from mortgage dispositions........ (13,005,766)  (2,510,571)  (2,034,941)
                                          -----------  -----------  -----------
Net income............................... $29,586,645  $37,099,004  $46,615,409
                                          ===========  ===========  ===========

                                CRIIMI MAE INC.

15. SETTLEMENT OF LITIGATION

  On March 22, 1990, a complaint was filed, on behalf of a class comprised of certain limited partners of CRIIMI III and shareholders of CRIIMI II (the Plaintiffs), in the Circuit Court for Montgomery County, Maryland against CRIIMI MAE, CRI Liquidating, CRIIMI I and its general partner, CRIIMI II, CRIIMI III and its general partner, CRI and William B. Dockser, H.William Willoughby and Martin C. Schwartzberg (the Defendants). On November 18, 1993, the Court entered an order granting final approval of a settlement agreement between the Plaintiffs and the Defendants pursuant to which CRIIMI MAE will issue to class members, including certain former limited partners of CRIIMI I, up to 2.5 million warrants, exercisable for 18 months after issuance, to purchase shares of CRIIMI MAE common stock at exercise price of $13.17 per share. In addition, the settlement included a payment of $1.4 million for settlement administration costs and the Plaintiff's attorneys' fees and expenses. Insurance provided $1.15 million of the $1.4 million cash payment, with the balance paid by CRIIMI MAE. CRIIMI MAE accrued a total of $1.5 million in the accompanying consolidated statements of income for the uninsured portion of the cash settlement paid by CRIIMI MAE and for the estimated value of the warrants that are expected to be issued as part of the settlement. The number of warrants to be issued is dependent on the number of class members who submit a proof of claim within 60 days of January 14, 1994 (the date the proof of claim was mailed by CRIIMI MAE).

  The issuance of the warrants pursuant to the settlement agreement will have no impact on CRIIMI MAE's tax basis income. Depending upon the number of warrants issued, CRIIMI MAE will record in its financial statements a non-cash expense ranging from $0 (if no warrants are issued) to $5 million (if all 2.5 million warrants are issued). Based on the Adviser's estimate of the number of warrants to be issued, CRIIMI MAE has accrued a total provision of $1.5 million (which includes the uninsured portion of the cash settlement) in the accompanying consolidated statement of income for 1993, which provision may be increased or decreased once actual number of warrants issued is known. The Adviser estimates that the final charge (after adjustments to the provision) to net income and the increase in the number of shares of common stock outstanding as a result of the exercise of the warrants will not have a material adverse effect on CRIIMI MAE's net income and net income per share. The exercise of the warrants will not result in a charge to CRIIMI MAE's tax basis income. Further, the Adviser believes that the exercise of the warrants will not have material adverse effect on CRIIMI MAE's tax basis income per share or annualized cash dividends per share because CRIIMI MAE intends to invest the proceeds from any exercise of the warrants in accordance with its investment policy to purchase Government Insured Multifamily Mortgages and other authorized investments. However, in the case of a significant decline in the yield on mortgage investments and a significant decrease in the Net Positive Spread which CRIIMI MAE could achieve on its borrowings, the exercise of the warrants may have a dilutive effect on tax basis income per share and cash dividends per share. Receipt of the proceeds from the exercise of the warrants will increase CRIIMI MAE's shareholders' equity.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CRIIMI MAE OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OF-FER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE IN-FORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT ITS DATE.

                               -----------------

                               TABLE OF CONTENTS

                                                                            PAGE
Available Information.....................................................    2
Incorporation Of Certain Documents By Reference...........................    2
Prospectus Summary........................................................    3
CRIIMI MAE................................................................    6
Use of Proceeds...........................................................   12
Price Range Of Common Stock and Dividends.................................   12
Capitalization............................................................   13
Selected Consolidated Financial Data......................................   14
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   15
Management................................................................   29
Certain United States
 Tax Considerations.......................................................   31
Underwriting..............................................................   34
Legal Matters.............................................................   35
Experts...................................................................   35
Appendix A................................................................  A-1
Index To Financial Statements.............................................  F-1


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                             6,000,000 SHARES

                                CRIIMI MAE INC.

                      [LOGO OF CRIIMI MAE APPEARS HERE]

                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS

                               -----------------


                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                CS FIRST BOSTON

                         OPPENHEIMER & CO., INC.

                               ADVEST, INC.

                          LEGG MASON WOOD WALKER

                               INCORPORATED

                                      , 1994

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  All of the expenses set forth below, except the SEC registration fee, are estimated.

      SEC registration fee.......................................... $32,343.75
      NASD filing fee............................................... $10,850.00
      NYSE listing fee..............................................     *
      Printing and engraving expenses...............................     *
      Accounting fees and expenses..................................     *
      Legal fees and expenses.......................................     *
      Blue Sky fees and expenses (including legal fees).............     *
      Miscellaneous.................................................     *
                                                                     ----------
          Total..................................................... $   *
                                                                     ==========

- --------

* To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Maryland law, a corporation formed under Maryland law is permitted to limit, by provisions in its articles of incorporation, the liability of its directors and officers to the corporation or its stockholders for money damages except for (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. CRIIMI MAE's Articles of Incorporation include such a provision which limits such liability to the fullest extent permitted by Maryland law.

  CRIIMI MAE's Bylaws provide that CRIIMI MAE shall indemnify its directors, officers and adviser, and may indemnify other persons who may be indemnified, to the fullest extent permitted by Maryland law against any liability and related expenses (including attorneys' fees) incurred in conjunction with any proceeding or threatened proceeding in which any of them may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to CRIIMI MAE's business. CRIIMI MAE has purchased and maintains liability insurance against liabilities that may be asserted against such persons in connection with CRIIMI MAE, whether or not indemnification against such liabilities would be permitted under the provisions of CRIIMI MAE's Articles of Incorporation.

  Section 2-418 of the General Corporation Law of the State of Maryland provides, together with the Bylaws described above, for the indemnification of directors, officers and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursements of expenses incurred) arising under the Securities Act.

  The Underwriters will also agree to indemnify the directors and officers of CRIIMI MAE against certain liabilities as set forth in the Underwriting Agreement (see Exhibit 1).

ITEM 16. EXHIBITS

  (a) EXHIBITS.

     EXHIBIT
      NUMBER                                  DESCRIPTION
     -------                                  -----------
         1     --Form of Underwriting Agreement between CRIIMI MAE and the Underwriters.
        *5     --Opinion of Arent Fox Kintner Plotkin & Kahn regarding validity of securities being registered.
        23.1   --Consent of Arthur Andersen & Co.

      *23.2    --Consent of Arent Fox Kintner Plotkin & Kahn (included in Exhibit 5).
      **24     --Power of Attorney (included on Signature Page).

- --------

 *   To be filed by amendment.

** Previously filed with the initial filing on October 19, 1993 of CRIIMI MAE's Registration Statement on Form S-3 (File No. 33-50679).

ITEM 17. UNDERTAKINGS

  The undersigned registrant undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant also hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ROCKVILLE, STATE OF MARYLAND, ON THE 15TH DAY OF FEBRUARY, 1994.

                                          Criimi Mae Inc.

                                                   /s/ William B. Dockser
                                          By: _________________________________
                                                     William B. Dockser
                                                   Chairman of the Board

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

 /s/     William B. Dockser          Chairman of the Board         February 15, 1994
- ------------------------------------  (Principal Executive
         William B. Dockser           Officer and Director)


/s/    H. William Willoughby*        Director, President and       February 15, 1994
- ------------------------------------  Secretary
       H. William Willoughby


                                     Director
- ------------------------------------
         Garrett G. Carlson


 /s/    G. Richard Dunnells*         Director                      February 15, 1994
- ------------------------------------
        G. Richard Dunnells

                                     Director
- ------------------------------------
          Robert F. Tardio


 /s/   Elizabeth O. Flanagan*        Chief Financial Officer       February 15, 1994
- ------------------------------------  (Principal Financial and
       Elizabeth O. Flanagan          Accounting Officer)


- --------

  * William B. Dockser, by signing his name hereto does sign this document on behalf of each of the persons indicated above pursuant to power of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

                                 EXHIBIT INDEX

                                                                                     SEQUENTIAL
EXHIBIT NO.     DESCRIPTION                                                           PAGE NO.
- -----------     -----------                                                          ----------
     1       -- Form of Underwriting Agreement between CRIIMI MAE and
                the Underwriters
   * 5       -- Opinion of Arent Fox Kintner & Kahn regarding validity of securities being registered
    23.1     -- Consent of Arthur Andersen & Co.
   *23.2     -- Consent of Arent Fox Kintner Plotkin & Kahn (included in Exhibit 5)
  **24       -- Power of Attorney (included in Signature Page.)

- --------

 *   To be filed by amendment.

** Previously filed with the initial filing on October 19, 1993 of CRIIMI MAE's Registration Statement on Form S-3 (File No. 33-50679).